PNM Resources

2003 ANNUAL REPORT

CONTENTS

Letter from President, Chairman and CEO

4 | Board of Directors

15 | Financial Review

90 | Shareholder Information

INVESTOR HIGHLIGHTS

(in thousands, except per share amounts)

	2003	2002	PERCENTAGE CHANGE	5-YEAR ANNUAL CHANGE RATE
Financial Data				
Operating Revenues	**$1,455,714**	$1,118,694	30.1%	5.36%
Operating Expenses	**$1,337,122**	$1,016,920	31.5%	5.96%
Net Earnings Available for Common	**$ 95,173**	$ 63,686	49.4%	2.88%
Retained Earnings	**$ 503,069**	$ 444,651	13.1%	17.17%
Return on Average Common Equity	**9.30%**	6.40%	45.3%	(0.21%)
Common Share Data				
Earnings (Basic)	**$ 2.39**	$ 1.63	46.6%	3.52%
Earnings (Diluted)	**$ 2.37**	$ 1.61	47.2%	3.35%
Book Value	**$ 27.09**	$ 24.90	8.8%	4.45%
Closing Price	**$ 28.10**	$ 23.82	18.0%	11.58%
Dividends Paid	**$ 0.91**	$ 0.86	5.8%	2.61%
Average Shares Outstanding (000)	**39,747**	39,118	1.6%	(0.64%)
Number of Employees	**2,637**	2,656	(-0.7%)	(0.23%)

Not Meaningful

THE PNM Advantage

1

NUMBER ONE IN RELIABILITY

PNM ranked first for system reliability in a recent survey of utilities nationwide.

4.3%

DIVIDEND INCREASE

In February 2004, PNM Resources raised its dividend for an indicated annual rate of $0.96 per share.

21.8%

SHAREHOLDER RETURN

Shareholders earned 21.8 percent total return on their investment in PNM Resources in 2003.

DEAR FELLOW SHAREHOLDERS,

I'm pleased to report another successful year for our company. For PNM Resources, 2003 was a year of solid accomplishment in all areas of our business. On the retail side, we reached new rate agreements for both our electric and our gas utility, and New Mexico finally resolved the 10-year public policy debate over industry restructuring.

In our wholesale operations, we added several new long-term contracts that boost revenues and earnings while helping guard against the uncertainties of price swings in a volatile market.

In power generation, we brought on line a new coal mine that we expect will lower fuel costs at our biggest generating plant and we added our first renewable resource, a 200-megawatt wind power project in eastern New Mexico.

All across the company, our disciplined pursuit of excellence through a structured approach to process improvement helped us to better control expenses even as we achieved higher levels of customer satisfaction.

Those successes all contributed to increased earnings and growing shareholder value. Net earnings for the year were $2.37 per diluted share, up from $1.61 a share in the previous year. That bottom line number included various one-time gains and charges that added a net of $0.42 per share to earnings. Another measure of PNM financial performance is in comparing ongoing earnings (not including one-time gains or charges) of $1.95 per share for 2003, up nearly 8 percent from the previous year. With the $0.92 per share paid in dividends and a $4.28 increase in stock price over the course of the year, PNM Resources shareholders earned a healthy 21.8 percent return on their investment in 2003.

Stability in our core business

Over the past decade, PNM has worked hard to build a strong financial foundation that supports sustained growth in shareholder value. Retained earnings, the fundamental measure of a company's net worth, grew from $445 million at the end of 2002 to $503 million at the end of 2003. By taking advantage of lower interest rates, we were able to cut interest expense by nearly $12 million by refinancing existing debt. We also expanded our line of credit to $300 million to ensure we have the liquidity we need to run and grow our business.

Because about 75 to 85 percent of PNM Resources earnings flow from our electric and gas utility in New Mexico, one of our primary goals over the past several years has been to gain predictability and stability in the revenues we generate from this core business.

We made significant progress toward that goal in 2003. At the beginning of the year the state legislature officially dropped plans to introduce electric competition in New Mexico. The legislation recognizes the need for a reasonable transition away from the originally proposed restructured markets back to a vertically integrated industry in New Mexico by allowing us to expand our wholesale marketing presence and maintain joint dispatch of both regulated and non-regulated generation.

In January 2003, the state Public Regulation Commission accepted a negotiated agreement setting PNM electric rates through 2007. The agreement lowered customer electric rates by $21 million in September 2003, with a second $14 million reduction planned for September 2005, while still offering the opportunity to earn a fair return on investment in our electric utility. To improve the return on our gas utility, PNM next negotiated a $22 million increase in gas service rates and fees. Together, the two new rate agreements serve as a solid base for earnings growth over the next several years.

Our personal commitment to reliability

Over the past several years, I've seen a fundamental change in our corporate culture as we grapple with the tough questions about how we measure ourselves, what our standards are, and how we hold ourselves accountable. As a result, we have been able to defy the myth that quality costs more. We have been able to improve the quality of service to our customers at the same time we reduced costs, so that PNM customers today are paying lower rates than they were almost 20 years ago.

Our PNM slogan, "A Personal Commitment to New Mexico," has been embraced by employees throughout the company. It's this commitment our folks make every day to their jobs, to you as shareholders and to the communities they serve that makes the difference.

Integrity in all our business dealings

Providing value to shareholders, support for the communities we serve, and a challenging, rewarding environment for our employees are the bedrock principles that define the PNM corporate culture.

"Do the Right Thing," the code of corporate ethics adopted by PNM nearly 10 years ago, has provided us with a solid foundation for ethical business behavior and positioned the company well to comply with the requirements of the Sarbanes-Oxley Act. We take seriously our responsibility to give you the information you need to form your own opinion on your company's progress. By providing revenue and margin numbers on each business segment, we are trying to make it easier for our owners to trace the source of earnings and understand the factors that drive financial results.

Innovation to meet changing needs

While we take a conservative approach both to financial management and in our growth strategy, we are always seeking out new and better ways to serve customers, cut costs, and improve your company's environmental performance.

One of the 2003 PNM initiatives I'm most proud of is our participation in the New Mexico Wind Energy Center, a 200-Megawatt "wind farm" that taps an inexhaustible energy source to help produce the power the West needs, without any use of scarce water or any air pollution.

In the first months of our voluntary "Sky Blue" program, more than 4,000 customers agreed to pay a small monthly premium to buy a portion of their energy from renewable generation resources. We also see a market for renewable energy among PNM wholesale customers. In 2003 we made our first major sale, of 50 megawatts of wind energy credits, to an Arizona utility. We look forward to a growing trade that will allow New Mexico's renewable resources to supplement or replace fossil fuel power.

Solid growth in our wholesale business

Our wholesale strategy aims to build long-term relationships based on mutual advantage and confidence. With a vital commodity like electricity, customers want to deal with a supplier they can trust to provide solid value for a fair price. That is the PNM commitment to our customers, both retail and wholesale.

The PNM reputation for reliability and fair dealing helped us add several new clients to our customer base in 2003. Over the course of the year, we signed new long-term contracts to provide 330 megawatts of power to customers in Arizona, Nevada and California. These new power sales contracts balance the more than 550 megawatts in generating capacity PNM has added to our portfolio over the past four years. Including our obligation to serve our New Mexico customers, nearly three-quarters of our generation capacity is now committed under long-term arrangements.

Goals for 2004

In last year's annual report, I listed five objectives we intended to accomplish in 2003: to continue to improve operational performance, expand our wholesale business, improve the return in our gas utility, add a renewable energy component to the PNM generation mix, and pursue new growth opportunities.

We achieved all five of those goals.

We have already achieved one of the major goals that we set for 2004 when we made a commitment to improve our credit rating. In early 2004, both Moody's Investors Services and Standard & Poor's raised PNM's credit rating one notch. The improved credit ratings position the company for continued growth.

Pursuing new growth opportunities remains on our to do list in 2004. In 2003, adding several important new long-term contracts helped improve earnings by nearly 8 percent for the year. To continue that upward trend, we need to acquire more power in the near future to serve our expanding wholesale business and meet the growing demand in our home service territory. We are going to be very cautious about how we add those new resources. We are going to do it at the right price and in the right location.

Another 2004 goal is to work with New Mexico regulators to find ways to better manage the impact of high natural gas costs both for PNM gas customers and for our own gas-fired power plants.

With retail electric and gas rates set, earnings growth in 2004 will depend on continued growth in our home service territory, the continued expansion of our wholesale power business, and our continued success in controlling expenses and improving productivity through our company-wide efforts at process improvement.

Our aim is to grow earnings by between 5 and 6 percent a year over the long term. We exceeded that target in 2003 with nearly 8 percent earnings growth.

We raised the dividend for the fourth consecutive year in February 2004 bringing the PNM Resources common stock dividend up to $0.96 per year. Strategically, our target is to pay out 50 to 60 percent of earnings from the regulated utility side of our business as dividends. Since the dividend payout now is a bit under our 60 percent limit, we still have room to grow the dividend as we go forward. As long as our earnings streams hold up, we see dividend growth as an important component of shareholder value.

Thank you for your continued confidence in PNM,

Sincerely,

JEFFRY E. STERBA
Chairman, President and Chief Executive Officer of PNM Resources, Inc.



DOING THE RIGHT THING IS GOOD BUSINESS

Our goal: To be New Mexico's most valued community partner and leading corporate citizen, demonstrating the highest integrity in all our dealings – with shareholders, with customers, with suppliers and vendors, with employees, and with the communities we serve.

95.2%

PNM Resources corporate governance ranks among the top 5 percent of companies nationwide, according to an independent investor advisor. Key criteria in the evaluation include the independence, expertise and involvement of the board of directors and the policies the company has in place to assure that management remains focused on the best interest of shareholders.


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$465,841
S. CORDOVA

Engaged Employees PNM's 2,637 employees pulled together to raise a record $465,841 for the 2003 United Way campaign.



All across New Mexico, from a solar-powered model car contest in Gallup to a playground in Carlsbad, we support initiatives that aim to enrich the quality of life for the people of our home state.

EGRITY



The success of PNM Resources is directly linked to the success and vitality of the communities we serve. Over the last 20 years, the nonprofit PNM Foundation has distributed nearly $5 million to fund nonprofit projects to meet community needs. Many other efforts, like the PNM Butterfly Pavilion in the Albuquerque Biopark, are supported with company contributions and the volunteer efforts of PNM employees.

Environmental Sustainability

The PNM commitment is to achieve sustainability in our company and our community, working wisely to meet the energy needs of the present without compromising the legacy we leave future generations.



Long Term Contracts

"Most of our wholesale business is based on long-term contract sales to municipal utilities, rural co-ops, and other utilities. Over three-quarters of PNM's total generating capacity is devoted to serving our retail base and long-term wholesale customers."

THOMAS NESMITH *Manager, Marketing & Forward Contracts*



An agreement approved by New Mexico regulators early in 2003 sets PNM retail electric rates through the end of 2007. In January 2004, regulators approved a $22 million increase in gas rates and fees.

A BRIGHT FUTURE

The number of PNM electric customers increased about 3.1 percent in 2003. Growth in PNM's home service territory has been above the national rate for most of the last 10 years. According to the New Mexico Department of Labor, employment in the Albuquerque metro area is projected to increase about 25 percent by 2010, significantly above the national average.

STABILITY


CENTS PER SHARE
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MILLIONS OF DOLLARS
2001
2002
2003
DIVIDENDS PER SHARE
RETAINED EARNINGS

CONSERVATIVE FINANCIAL STRATEGY

The PNM financial strategy aims at reducing interest expense, maintaining a healthy cash flow and maintaining the company's investment-grade credit rating. In 2003, we refinanced nearly $500 million in older, high-cost debt, cutting interest costs by about $12 million a year.



COAL POWER

One of the largest coal-fired power plants in the West, San Juan Generating Station in northwestern New Mexico is the flagship of the PNM generating fleet. San Juan provides nearly 60 percent of the power needs of the company's customers.



NUCLEAR POWER

PNM owns a 10.2 percent share in the 3,800-megawatt Palo Verde nuclear plant, located about 50 miles west of Phoenix, Arizona. Palo Verde provides about 30 percent of PNM power needs.



NATURAL GAS

In 2002, PNM added two new, natural gas-fired generating plants to help meet peak demand during the summer or take advantage of opportunities in the wholesale market.



RENEWABLES

In 2003, PNM contracted to buy the full output of the 200-megawatt New Mexico Wind Energy Center, operated by FPL Energy. One of the largest wind power projects in the U.S., the project serves both PNM retail and wholesale customers.

EFFICIENT USE OF GENERATING RESOURCES

The balance of coal, nuclear, gas and renewables in the PNM fleet gives us the opportunity to make the most of each of these resources. Rather than limit certain plants to serving only retail customers, any PNM power not needed to serve retail load is available for the wholesale market.



The AP-10 Phase Identification System, commercialized by PNM Resources subsidiary Avistar, quickly and easily identifies the current phase on a "hot" line. Avistar has already sold a number of pre-production units of this patented technology to other utilities.

INNOV

ENABLING ORDINARY PEOPLE TO ACCOMPLISH EXTRAORDINARY THINGS.

The PNM emphasis on process improvement is about finding ways to do things better in all parts of our company. Applying leading-edge technology solutions to do everything from bringing wind power to the grid in record time to getting the lights back on as fast as possible after an outage benefits both customers and shareholders.

SUSTAINABILITY: In December 2003 PNM Resources adopted a visionary new plan that sets ambitious five-year goals in:

WATER CONSERVATION.
To reduce the amount of fresh water used in PNM power generation by 15 to 20 percent.

AIR QUALITY.
To reduce the emissions coming out of our power plants by up to 15 percent.

WASTE.
To reduce the waste streams generated by our company by 15 percent.



Mounted on a remote-control robot, the Mutual Inductance Bridge technology developed by Avistar helps engineers decide where boiler maintenance is needed, minimizing costly power plant outage time.





"When we were called on to integrate the Wind Energy Center into the electric grid in 2003, PNM engineers rose to the challenge. We designed, built and energized the project in less than 5 months."

GENE WOLF *Principal Engineer*

RENEWABLE SUCCESS

More than 4,000 retail customers have signed up to buy the clean, renewable electricity generated by the New Mexico Wind Energy Center.

RELIABILITY

A COMPANY YOU CAN COUNT ON.

Customers want us to keep the lights on and the gas flowing to their homes and businesses. They expect a quick, courteous and efficient response when they call with a problem or question. They want superior value for their money. They expect us to value safety above all.

SUPERIOR CUSTOMER SERVICE

As the primary personal contact most customers have with our company, the PNM Customer Care Center is one of our top priorities. In 2003, PNM Customer Care representatives received 1,223,188 calls, answering 95.79% of them in an average of just 38 seconds.



PNM GAS SERVICES PNM is New Mexico's largest gas utility serving more than 450,000 customers in communities throughout the state. Since 1991, the company has invested $300 million in upgrading and expanding its 12,378 mile gas system.



MINUTES OF OUTAGE PER CUSTOMER


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PNM crews contend daily with lightning strikes, squirrels, birds and vehicle hits to keep the power flowing to customers. We ranked number one in the nation in 2001 and number 3 in 2002 in system reliability. In 2003 we reduced average interruption time by another 9 percent. In 2004 we're working on reducing not just the length but the number of service interruptions.



PNM Linemen Wes Rolan and Paul Allison are trained to work "barehanded" on live transmission lines, reducing the amount of time lines are shut down for maintenance. Instead of insulating the worker from the line, special techniques and equipment are used to isolate the worker from the ground like a bird sitting on the wire.

PROFITABLE GROWTH.

The PNM goal is to grow earnings by an average of 5 to 6 percent a year over the long term, maintaining a balance between our wholesale power sales and our core regulated electric and gas utility operations.


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PNM 612523

STRATEGIC LOCATION

PNM has access to critical transmission hubs in the Four Corners, at Palo Verde in eastern Arizona and near Lake Mead in southern Nevada. We also own one of the few interconnections between the Western power grid and the Southwest Power Pool. Those key links put PNM Power Marketing in reach of the largest power markets in the West.


Las Vegas
(Mead)
Four Corners
Phoenix
(Palo Verde)
Albuquerque
EIP

1917
PNM begins as Albuquerque Gas & Electric Co.

1930
Albuquerque population 27,000, NM population 423,000

1958
Reeves Station, a natural gas-fired plant, goes on line.

1963 Four Corners Power Plant, one of the largest coal-fired generating stations in U.S., goes on line.

1972
PNM is listed on the New York Stock Exchange.

On a 1 to 10 scale of customer satisfaction, PNM scores 8.2 with business customers like Mary Anne Giangola, CFM, Facility Manager of TransCore. Utility average nationwide is 7.6.


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SYSTEM PEAK

Not including the impact of warmer weather, PNM electric retail growth was about 3 percent in our New Mexico service territory last year. System peak reached a new record high of 1,661 megawatts in the summer of 2003.

GROWING CAPACITY

To serve our growing retail and wholesale business, PNM has added 553 MW of generation resources over the last three years.


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PNM added wholesale power sales contracts totaling 330 megawatts in 2003. Sales to other utilities and large wholesale customers in the West totaled 11.8 million MWh last year.

973 San Juan enerating Station, with a enerating capacity of 1,800 ross megawatts, goes on-line.

1985 PNM reacquires Gas Company of New Mexico

1986 Palo Verde Nuclear Generating Station, the most productive nuclear power plant in the U.S., goes on line.

2000 Albuquerque population: 442,000, NM population: 1,819,001

2003 The New Mexico Wind Energy Center, the world's third-largest wind generation project, goes on line.

BOARD OF DIRECTORS

JEFFRY E. STERBA
Chairman, President and Chief Executive Officer of PNM Resources, Inc., Age 49, Director since 2000

ROBERT G. ARMSTRONG
President of Armstrong Energy Corporation, Age 57, Director since 1991

committees:
Governance and Public Policy
Audit and Ethics

JULIE A. DOBSON
Chairman of TeleBright Inc., Age 47, Director since 2002

committees:
Audit and Ethics - Chair
Finance

THEODORE F. PATLOVICH
Retired Vice Chairman and Senior VP of Loctite Corporation, Age 76, Director since 2000

committees:
Human Resources and Compensation
Finance

BONNIE S. REITZ
Retired Senior Vice President Sales and Distribution Continental Airlines, Age 51, Director since 2002

committees:
Human Resources and Compensation
Governance and Public Policy












ADELMO E. ARCHULETA
President and Chief Executive Officer of Molzen-Corbin & Associates Age 53, Director since 2003

committees:
Audit and Ethics
Human Resources and Compensation

R. MARTIN CHAVEZ, Ph.D.
Chairman and Chief Executive Officer of Kiodex, Inc., Age 40, Director since 2001

committees:
Finance - Chair
Audit and Ethics

MANUEL T. PACHECO, Ph.D.
President, University of Missouri System, Age 62, Director since 2001

committees:
Governance and Public Policy - Chair
Human Resources and Compensation

ROBERT M. PRICE
President of PSV, Inc., Age 73, Director since 1992

committees:
Human Resources and Compensation - Chair
Finance

JOAN B. WOODARD, Ph.D.
Executive Vice President and Deputy Director for Sandia National Laboratories, Age 51, Director since 2003

committees:
Governance and Public Policy
Finance

OFFICERS OF PNM RESOURCES

Jeffry E. Sterba, 49, Chairman, *President and CEO* • Roger J. Flynn, 61, *Executive VP, COO** • Alice A. Cobb, 56, *Senior VP, People Services and Development* John R. Loyack, 40, *Senior VP, CFO* • Patrick T. Ortiz, 54, *Senior VP, General Counsel and Secretary* • Eddie Padilla, Jr., 50, *Senior VP, Power Marketing and Development* • William J. Real, 55, *Senior VP, Public Policy* • Barbara L. Barsky, 59, *VP, Investor Relations* • Ernest T. C'de Baca, 50, *VP, Governmental Affairs* • Terry R. Horn, 51, *VP and Treasurer* • Thomas G. Sategna, 50, *VP, Corporate Controller*

OFFICERS OF PNM (in addition to above)

Melvin J. Christopher, 43, *VP, Energy Supply and Marketing* • Patrick J. Goodman, 54, *VP, Power Production* • Sarita P. Loehr, 46, *VP, Operations and Engineering* • Cindy E. McGill, 47, *VP, Customer and Market Services* • John H. Myers, 46, *VP, Construction and Reliability* • Joanne C. Reuter, 49, *VP, Regulatory Affairs*

* *retiring 6.30.04*

Effective as of March 1, 2004

FINANCIAL INFORMATION

16 Selected Financial Data

17 Management's Discussion and Analysis

42 Management's Responsibility for Financial Statements and Report of Independent Auditors

43 Consolidated Financial Statements

49 Notes to Consolidated Financial Statements

Disclosure Regarding Forward Looking Statements

Statements made in this filing that relate to future events or the Company's expectations, projections, estimates, intentions, goals, targets and strategies are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements are based upon current expectations and are subject to risk and uncertainties. The Company assumes no obligation to update this information.

Because actual results may differ materially from expectations, projections, estimates, goals and targets, the Company cautions readers not to place undue reliance on these forward-looking statements. Future financial results will be affected by a number of factors, including interest rates, weather, fuel costs, changes in supply and demand in the market for electric power, wholesale power prices, market liquidity, the competitive environment in the electric and natural gas industries, the performance of generating units and transmission system, state and federal regulatory and legislative decisions and actions, the recoverability of regulatory assets, the outcome of legal proceedings, changes in applicable accounting principles and the performance of state, regional and national economies.

SELECTED FINANCIAL DATA

The selected financial data and comparative operating statistics should be read in conjunction with the consolidated financial statements, the notes to consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

PNM Resources Inc. and Subsidiaries (In thousands except per share amounts and ratios)

	2003	2002	2001	2000	1999
Total Operating Revenues	**$ 1,455,714**	$ 1,118,694	$ 2,254,178	$ 1,526,835	$ 1,121,362
Earnings from Continuing Operations	**$ 58,552**	$ 63,686	$ 149,847	$ 100,360	$ 79,028
Net Earnings	**$ 95,173**	$ 63,686	$ 149,847	$ 100,360	$ 82,569
Earnings per Common Share					
Continuing Operations	**$ 1.47**	$ 1.63	$ 3.83	$ 2.54	$ 1.93
Basic	**$ 2.39**	$ 1.63	$ 3.83	$ 2.54	$ 2.01
Diluted	**$ 2.37**	$ 1.61	$ 3.77	$ 2.53	$ 2.01
Cash Flow Data					
Net cash flows provided from operating activities	**$ 228,692**	$ 97,359	$ 327,346	$ 239,515	$ 213,045
Net cash flows used in investing activities	**$ (101,567)**	$ (200,427)	$ (407,014)	$ (157,500)	$ (55,886)
Net cash flows generated (used) by financing activities	**$ (118,133)**	$ 78,362	$ 385	$ (94,723)	$ (98,040)
Total Assets	**$ 3,378,629**	$ 3,247,227	$ 3,127,602	$ 3,092,494	$ 2,911,731
Long-Term Debt, including current maturities	**$ 987,210**	$ 980,092	$ 953,884	$ 953,823	$ 988,489
Common Stock Data					
Market price per common share at year end	**$ 28.10**	$ 23.82	$ 27.95	$ 26.81	$ 16.25
Book value per common share at year end	**$ 27.09**	$ 24.90	$ 25.87	$ 23.42	$ 21.79
Average number of common shares outstanding	**39,747**	39,118	39,118	39,487	41,038
Cash dividend declared per common share	**$ 0.92**	$ 0.88	$ 0.80	$ 0.80	$ 1.00
Return on Average Common Equity	**9.3%**	6.4%	15.5%	11.1%	9.4%
Capitalization					
Common stock equity	**51.9%**	49.5%	50.8%	48.6%	46.7%
Preferred stock without mandatory redemption Requirements	**0.6**	0.7	0.6	0.7	0.7
Long-term debt, less current maturities	**47.5**	49.8	48.6	50.7	52.6
	100.00%	100.00%	100.00%	100.00%	100.00%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's assessment of the Company's financial condition and the significant factors affecting the results of operations. This discussion should be read in conjunction with the Company's consolidated financial statements and related notes. Trends and contingencies of a material nature are discussed to the extent known.

Overview

The Holding Company is an investor-owned holding company of energy and energy related companies. Its principal subsidiary, PNM, is an integrated public utility primarily engaged in the generation, transmission and distribution of electricity; transmission, distribution and sale of natural gas within the State of New Mexico; and the sale and marketing of electricity in the Western United States.

Competitive Strategy

The Company is positioned as a "merchant utility," primarily operating as a regulated energy service provider. The Company is also engaged in the sale and marketing of electricity in the competitive energy marketplace. As a utility, PNM has an obligation to serve its customers under the jurisdiction of the PRC. As a wholesale electricity provider, PNM markets excess production from the utility, as well as unregulated generation, into a competitive marketplace. As part of its electric wholesale power operation, it purchases wholesale electricity in the open market for future resale or to provide energy to retail customers in New Mexico when the Company's generation assets cannot satisfy demand. The wholesale operations utilize a net asset-backed strategy, whereby the Company's aggregate net open position for the sale of electricity is covered by the Company's forecasted excess generation capabilities.

As it currently operates, the Company's principal business segments, whose operating results are regularly reviewed by the Company's management, are Utility Operations and Wholesale Operations ("Wholesale"). Utility Operations include Electric Services ("Electric"), Gas Services ("Gas") and Transmission Services ("Transmission"). These segments model the resource allocations as mandated in the Global Electric Agreement (see Note 13 – "Commitments and Contingencies – Global Electric Agreement" in the Notes to Consolidated Financial Statements). Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico. Gas includes the transportation and distribution of natural gas to end-users. Transmission consists of the transmission of electricity to third parties as well as to Electric and Wholesale. Wholesale consists of the generation and sale of electricity into the wholesale market based on three product lines, that include long-term contracts, forward sales and short-term sales.

The Utility Operations strategy is directed at supplying reasonably priced and reliable energy to retail customers through customer-driven operational excellence, high quality customer service, cost efficient processes, and improved overall organizational performance.

The Wholesale Operations strategy calls for increased net asset-backed energy sales supported by long-term contracts and the wholesale market, whereby the Company's aggregate net open forward electric sales position, including short term sales, forward sales and long-term contracts, is covered by its forecasted excess generation capacity. The net asset-backed sales are actively monitored by management by the use of stringent risk management policies. The Company's future growth plans call for approximately 75% of its new generation portfolio to be committed through long-term contracts as required by the Global Electric Agreement. Growth will be dependent on market development and on the Company's ability to generate funds for the Company's future expansion. Although the current economic environment has led the Company to scale back its expansion plans, the Company will continue to operate in the wholesale market and seek reasonably priced asset additions. Expansion of the Company's generating portfolio will depend on the Company's ability to acquire favorably priced assets at strategic locations and to secure long-term commitments for the purchase of power from the acquired plants.

Overall Outlook

Earnings growth in 2003 was primarily due to the addition of new long-term power contracts, coupled with customer growth in the Company's Utility Operations and the Company's ongoing cost control efforts. The gains made in the Company's Wholesale Operations more than offset a retail electric rate reduction that took effect in September and a reduction in gas utility revenues due to warmer weather in 2003.

Wholesale Operations was the biggest contributor to the Company's earnings growth in 2003, aided by a more stable price environment. The Company continued to grow its wholesale sales by adding long-term contracts to ensure a reliable and sustainable revenue source to support its Wholesale Operations. In 2003, the Company added more than 330 MW's of new long-term contracts, of which contracts for 57 MW's were added in late 2003 or do not commence until 2004. In addition, the Company added 200 MW of generating capacity in 2003 to support retail and enhance wholesale operations. These developments allowed the Company to improve its velocity, the Company's ability to repurchase and remarket previously sold capacity. The Company's velocity ratio, which is defined as total electric wholesale and retail sales divided by total output of its generation plants, increased to 1.9 in 2003 from 1.6 in 2002. These gains were partially offset by extended scheduled outages and unplanned outages at SJGS and PVNGS and the associated increases in purchase power costs.

Retail Operations also contributed to the Company's earnings growth with increased load growth of 3% in Electric and 2% in Gas. The Company benefited from improved efficiencies and cost cutting measures, including lower power production costs. On an operations and maintenance expense ("O&M") per revenue unit of sale basis, the Company's O&M costs decreased significantly from $0.0172 in 2002 to $0.0154 in 2003. The year 2003 was one of the warmest in recent New Mexico history. The warmer temperatures increased retail electric sales during the summer months but significantly reduced demand for natural gas during the colder months.

Certain developments affecting the Company, and which will have a more meaningful impact on its operating results in 2004 are as follows:

- On January 13, 2004, PRC approved a $22 million revenue increase for the Company's gas utility. Increased rates for commercial customers took effect immediately, while the increase for residential customers will begin April 1, 2004.
- On December 22, 2003, the Company entered into an agreement to provide an Arizona municipal utility with up to 35 MW of power. The ten year contract is expected to produce about $6.5 million in revenues for the Company in 2004.
- In the fourth quarter of 2003, the coal mine operations that supply SJGS reached commercial operation status. In addition, the mine completed on schedule its first long-wall mine change-over to a new area of the coal seam. Coal costs in 2003 were significantly lower than in 2002, and although coal costs cannot be predicted with certainty, the Company currently estimates that coal costs will remain lower in 2004 than average 2002 levels.

In 2004, the Company intends to continue its efforts to expand its wholesale business by building on existing relationships and forming new relationships with long-term contract customers. The Company expects its 2004 earnings to benefit from higher gas rates, forecasted lower fuel costs from the new SJGS underground mine and planned productivity improvements. Other factors that will be critical to achieving earnings goals in 2004 include continued stable wholesale market prices and improved plant performance.

Results of Operations

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

CONSOLIDATED

The Company's net earnings for the year ended December 31, 2003 were $95.2 million or $2.37 per diluted share of common stock, a 49.5% increase in net earnings compared to $63.7 million or $1.61 per diluted share of common stock in 2002. This increase primarily reflects the cumulative effect of a change in accounting principle for the adoption of SFAS 143 of $37.4 million, net of income taxes, and improved operating performance. This increase was partially offset by the write-off of transition costs of $16.7 million, net of income taxes, that resulted from the repeal of electric deregulation in New Mexico in the first quarter of 2003 and a write-off of $16.6 million, net of income taxes, for costs related to long-term debt refinancing.

The following discussion is based on the methodology that the Company's management uses for making operating decisions and assessing performance of its various business activities. As such, these statements report operating results without regard to the effect of accounting or regulatory changes, and similar one-time items not related to normal operations. See Note 2 – "Segment Information" in the Notes to Consolidated Financial Statements for additional information regarding these results and the consolidated financial statements.

In addition, adjustments related to EITF Issue 02-03 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities" and 03-11 "Reporting Realized Gains and Losses on Derivative Instruments that are subject to FASB statement No. 133 and Not Held for Trading Purposes" are excluded. These accounting pronouncements require a net presentation of trading gains and losses and realized gains and losses for certain non-trading derivatives. Management evaluates wholesale operations on a gross presentation basis due to its net-asset-backed marketing strategy and the importance it places on velocity.

Corporate costs, income taxes and non-operating items are discussed only on a consolidated basis and are in conformity with the presentation in the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

UTILITY OPERATIONS

Electric

The table below sets forth the operating results for Electric (In thousands).

	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
OPERATING REVENUES	$ 543,850	$ 546,939	$ (3,089)
Less: Cost of energy	204,610	194,138	10,472
Intersegment energy transfer	(32,474)	(29,155)	(3,319)
GROSS MARGIN	371,714	381,956	(10,242)
Energy production costs	107,683	113,257	(5,574)
Distribution O&M	19,249	19,987	(738)
Customer related expense	15,524	17,372	(1,848)
Administrative and general	5,362	5,408	(46)
TOTAL NON-FUEL O&M	147,818	156,024	(8,206)
Corporate allocation	65,071	52,878	12,193
Depreciation and amortization	63,428	59,654	3,774
Taxes other than income taxes	17,937	18,251	(314)
Income taxes	20,873	26,779	(5,906)
TOTAL NON-FUEL OPERATING EXPENSES	315,127	313,586	1,541
OPERATING INCOME	$ 56,587	$ 68,370	$ (11,783)

The following table shows electric revenues by customer class and average customers:

ELECTRIC RETAIL REVENUES (In thousands)	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
Residential	$ 203,710	$ 197,174	$ 6,536
Commercial	252,876	247,800	5,076
Industrial	67,388	82,009	(14,621)
Other	19,876	19,956	(80)
	$ 543,850	$ 546,939	$ (3,089)
AVERAGE CUSTOMERS	396,303	384,478	11,825

The following table shows electric sales by customer class:

ELECTRIC SALES (Megawatt hours)	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
Residential	2,405,488	2,298,542	106,946
Commercial	3,379,147	3,254,576	124,571
Industrial	1,346,940	1,612,723	(265,783)
Other	247,255	267,070	(19,815)
	7,378,830	7,432,911	(54,081)

Operating revenues decreased $3.1 million or 0.6% over the prior year period primarily due to the transfer of a significant customer from retail to wholesale electric rates in the first quarter of 2003 and a 4% retail electric rate reduction, which became effective in September 2003. Rates will decrease again by 2.5% in September 2005 and remain at that level through 2007. The customer transfer reduced retail revenues $14.3 million. The rate reduction resulted in a decrease in revenues of approximately $6.9 million. These decreases were partially offset by average customer growth of approximately 3.1%. After adjusting 2002 MWh sales for the transfer of the significant customer from retail to wholesale for comparative purposes, retail electric MWh sales increased due to customer growth.

The gross margin, or operating revenues minus cost of energy sold and intersegment energy transfer, decreased $10.2 million or 2.7% over the prior year period. This decrease is due primarily to the rate decrease, an increase in cost of energy due to outages at Palo Verde Nuclear Generating Station ("PVNGS") Unit 2 during the fourth quarter of 2003 for a steam-generator replacement project, and the customer transfer described above of $12.8 million. These decreases were partially offset by customer growth and lower cost of generation.

Total non-fuel O&M expenses decreased $8.2 million or 5.3% over the prior year period. Energy production costs decreased $5.6 million or 4.9% primarily due to 2002 outages at the Four Corners Power Plant ("Four Corners") and Reeves Generating Station ("Reeves"), which did not recur in 2003, for $1.3 million and $1.0 million, respectively and reduced PVNGS plant maintenance costs of $0.5 million due to increased capitalized expenditures related to the steam-generator replacement project. Customer-related expense decreased $1.8 million or 10.6% due to decreased bad debt expense as a result of continued collection efforts and the favorable outcome of a customer bankruptcy proceeding. Depreciation and amortization increased $3.8 million or 6.3% due to a higher depreciable plant base for new service delivery. In addition, lower energy production costs related to decreased decommissioning expenses of $2.7 million were mostly offset by an increase in depreciation expense of $2.2 million for the change in accounting for costs related to asset retirement obligations as required by SFAS 143

Gas

The table below sets forth the operating results for Gas (In thousands).

	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
OPERATING REVENUES	$ 358,267	$ 277,406	$ 80,861
Less: Cost of energy	228,345	144,333	84,012
GROSS MARGIN	129,922	133,073	(3,151)
Energy production costs	1,930	1,937	(7)
Transmission and distribution O&M	29,515	29,306	209
Customer related expense	16,832	16,607	225
Administrative and general	2,040	2,943	(903)
TOTAL NON-FUEL O&M	50,317	50,793	(476)
Corporate allocation	40,363	33,516	6,847
Depreciation and amortization	22,186	20,673	1,513
Taxes other than income taxes	6,886	7,716	(830)
Income taxes	(1,281)	2,703	(3,984)
TOTAL NON-FUEL OPERATING EXPENSES	118,471	115,401	3,070
OPERATING INCOME	$ 11,451	$ 17,672	$ (6,221)

The following table shows gas revenues by customer and average customers:

GAS REVENUES (In thousands)	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
Residential	$ 226,799	$ 176,284	$ 50,515
Commercial	72,269	53,734	18,535
Industrial	2,820	2,872	(52)
Transportation*	18,906	17,735	1,171
Other	37,473	26,781	10,692
	$ 358,26	$ 277,406	$ 80,861
Average customers	452,328	443,396	8,932

*Customer-owned gas.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows gas throughput by customer class:

GAS THROUGHPUT (Thousands of decatherms)	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
Residential	27,416	29,627	(2,211)
Commercial	10,810	12,009	(1,199)
Industrial	485	749	(264)
Transportation*	50,756	44,889	5,867
Other	5,510	4,807	703
	94,977	92,081	2,896

*Customer-owned gas.

Operating revenues increased $80.9 million or 29.2% over the prior year period to $358.3 million, primarily because of higher natural gas prices in 2003 as compared to 2002. PNM purchases natural gas in the open market and resells it at cost of purchase to its retail gas distribution customers. As a result, increases or decreases in gas revenues driven by gas costs do not impact the Company's consolidated gross margin or earnings.

The gross margin, or operating revenues minus cost of energy sold, decreased $3.2 million or 2.4% over the prior year period. This decrease is due mainly to the expiration in January 2003 of a rate rider for the recovery of certain costs of $4.1 million. The price decrease was offset by an increase in volume. Transportation throughput increased by 5.9 million decatherms, or 13.1% driven by gas pipe line extensions, increasing off-system sales. Despite customer growth of 2.0%, volume from other customers decreased 3.0 million decatherms, or 6.3% caused by warmer weather in 2003. In January 2004, the PRC approved a cost of service gas rate increase, which will improve gas earnings by approximately $22 million annually. The Company estimates that approximately two-thirds of this increase will be realized in 2004 earnings due to a delay in implementing the residential increase until April 2004.

Total non-fuel O&M expenses decreased $0.5 million or 0.9% over the prior year period. Administrative and general costs decreased $0.9 million or 30.7% primarily due to lower consulting costs of $1.0 million. Depreciation and amortization increased $1.5 million or 7.3% due to a higher depreciable plant base for new service delivery and transportation gas line extensions. Taxes other than income taxes decreased $0.8 million or 10.8% due to a decrease in property tax of $0.2 million as a result of a change in assessed values and a decrease in PRC supervision and lower inspection fees of $0.6 million.

TRANSMISSION

The table below sets forth the operating results for Transmission (In thousands).

	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
OPERATING REVENUES:			
External customers	$ 19,453	$ 23,150	$ (3,697)
Intersegment revenues	32,499	31,950	549
TOTAL REVENUES	51,952	55,100	(3,148)
Less: Cost of energy	4,255	3,888	367
GROSS MARGIN	47,697	51,212	(3,515)
Energy production costs	1,051	690	361
Transmission O&M	12,347	14,531	(2,184)
Customer related expense	19	9	10
Administrative and general	1,610	2,216	(606)
TOTAL NON-FUEL O&M	15,027	17,446	(2,419)
Corporate allocation	5,387	4,703	684
Depreciation and amortization	10,104	8,741	1,363
Taxes other than income taxes	2,583	2,464	119
Income taxes	3,179	4,699	(1,520)
TOTAL NON-FUEL OPERATING EXPENSES	36,280	38,053	(1,773)
OPERATING INCOME	$ 11,417	$ 13,159	$ (1,742)

Operating revenues decreased $3.1 million or 5.7% over the prior year period primarily due to lower demand for wheeling of $7.4 million to California from Arizona as a result of lower demand in the California market, partially offset by increased demand for wheeling in New Mexico of $1.7 million and $2.3 million in new 2003 contract revenue. This contract was not renewed for 2004. Cost of energy represents purchased transmission to support transmission offerings. This cost and the resulting gross margin do not fully represent cost of services as these purchases are incidental to the services provided.

Total non-fuel O&M expenses decreased $2.4 million or 13.9% over the prior year period. Transmission O&M decreased $2.2 million or 15.0% due to a decrease in lease costs of $3.3 million for the EIP transmission line, a portion of which was repurchased in April 2003, offset by increased maintenance costs incurred for reliability purposes. Depreciation and amortization increased $1.4 million or 15.6% primarily due to the purchase of additional transmission lines.

WHOLESALE

The table below sets forth the operating results for Wholesale (In thousands).

	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
OPERATING REVENUES:			
External sales	$ 548,847	$ 343,780	$ 205,067
Intersegment sales	1,535	–	1,535
TOTAL REVENUES	550,382	343,780	206,602
Less: Cost of energy	414,550	262,517	152,033
Intersegment energy transfer	32,474	29,155	3,319
GROSS MARGIN	103,358	52,108	51,250
Energy production costs	29,919	32,507	(2,588)
Transmission and distribution O&M	59	45	14
Customer related expense	711	754	(43)
Administrative and general	8,390	3,199	5,191
TOTAL NON-FUEL O&M	39,079	36,505	2,574
Corporate allocation	5,673	4,023	1,650
Depreciation and amortization	14,230	8,808	5,422
Taxes other than income taxes	3,263	2,619	644
Income taxes	10,116	(3,245)	13,361
TOTAL NON-FUEL OPERATING EXPENSES	72,361	48,710	23,651
OPERATING INCOME	$ 30,997	$ 3,398	$ 27,599

The following table shows revenues by customer class (In thousands):

WHOLESALE REVENUES	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
Long-term contracts	$ 147,447	$ 58,546	$ 88,901
Forward sales*	166,557	77,560	88,997
Short-term sales	234,843	207,674	27,169
Intersegment sales	1,535	–	1,535
	$ 550,382	$ 343,780	$ 206,602

*Includes mark-to-market gains/(losses).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows sales by customer class (Megawatt hours):

WHOLESALE SALES	YEAR ENDED DECEMBER 31,		
	2003	2002	VARIANCE
Long-term contracts	**2,719,432**	844,169	1,875,263
Forward sales	**3,597,325**	1,336,745	2,260,580
Short-term sales	**5,531,019**	7,269,240	(1,738,221)
	11,847,776	**9,450,154**	**2,397,622**

Operating revenues increased $206.6 million or 60.1% over the prior year period to $550.4 million. This increase in wholesale electric sales primarily reflects additional long-term contract sales and more stable wholesale market conditions. The Company sold wholesale (bulk) power of 11.8 million MWh of electricity for the year ended December 31, 2003, compared to 9.5 million MWh for 2002.

The gross margin, or operating revenues minus cost of energy sold and intersegment energy transfer, increased $51.3 million or 98.4% over the prior year period. A higher gross margin was achieved primarily by additional long-term sales under new and existing contracts, a return to more stable market prices and improved market liquidity. The addition of 273 MW of long-term contracts added $37.4 million or 72.9% of the total gross margin increase for the year. In December 2003 and January 2004, the Company added an additional 57 MW of long-term contracts. In addition, long-term contract margin increased due to the transfer of a significant customer from retail to wholesale. Forward sales margin increased $14.3 million or 27.9% of the total gross margin increase reflecting higher prices. The average price realized by the Company on its forward sales was $46 per MWh in 2003, compared to $37 per MWh in 2002. Liquidity returning to the market helped drive improvement of forward sales, as the Company had velocity of 1.9 vs. 1.6 a year ago. Short-term sales margin decreased $0.4 million or 0.8% of total gross margin due to lower volume from retail growth, increased long-term sales contracts and fewer available resources caused by a significant outage schedule in 2003, mostly offset by higher prices. The average price realized by the Company on its short-term sales was $42 per MWh in 2003, compared to $29 per MWh in 2002. Overall open market sales (forward and short-term sales) averaged $44 per MWh in 2003 versus $33 per MWh in 2002. This increase was partially offset by increased purchased power costs resulting from the 2003 outage schedule, which reduced availability of generation for wholesale sales. In addition, the Company had to buy power in the open market at higher prices to cover its contractual obligations, which resulted in increased purchased power costs of $20.5 million. The Company had a favorable change in the unrealized mark-to-market position of the forward sales portfolio of $1.0 million period-over-period ($3.5 million gain in 2003 versus $2.5 million gain in 2002).

Total non-fuel O&M expenses increased $2.6 million or 7.1% over the prior year period. Energy production costs decreased $2.6 million or 8.0% primarily due to decreased decommissioning costs of $3.1 million and prior period, non-recurring engineering costs of $4.0 million related to the start-up of the Afton plant. These cost decreases were offset by increases of $2.3 million for the operation of the new Afton and Lordsburg gas fired facilities and $1.8 million due to increased Palo Verde Unit 3 outages. Administrative and general costs increased $5.2 million or 162.3% primarily due to transportation and storage costs of $1.2 million for turbines that will be utilized in future construction for merchant plant growth and increased pension and benefits costs of $4.0 million at SJGS and PVNGS. Depreciation and amortization increased $5.4 million or 61.6% primarily due to the addition of Lordsburg and Afton, which added $3.6 million of depreciation expense and an increase of $1.6 million for the change in accounting for asset retirement obligations as required by SFAS 143. Taxes other than income taxes increased $0.6 million or 24.6% primarily due to increased property taxes from the addition of Afton and Lordsburg.

CORPORATE AND OTHER

Corporate administrative and general expenses, which represent costs that are driven primarily by corporate-level activities, is allocated to the business segments and is presented in the corporate allocation line item in the segment statements. These costs increased $19.7 million or 22.4% over the prior year period to $107.9 million. This increase was due to increased pension and benefits expense of $17.9 million, resulting from lower prior-year returns on pension investments and increasing healthcare costs. Consulting expenses increased $1.5 million primarily for Sarbanes-Oxley Act compliance and other strategic corporate initiatives.

Taxes other than income decreased $2.5 million, or 79.6% over the prior year period due to the favorable resolution of certain outstanding tax issues and a decrease in social security taxes from lower payroll costs.

CONSOLIDATED

Other Income and Deductions

Other income increased $4.3 million or 9.0% over the prior year period reflecting higher year-over-year returns on investments of $6.3 million, and an increase in the equity component of AFUDC of $2.6 million. These increases were offset by decreased interest income of $4.5 million due to the redemption of short-term investments early in 2003. Cash from the redemption of these investments was primarily used for the Company's retirement of the EIP long-term debt, debt refinancing, repayment of short-term debt and pension funding (see "Liquidity" below).

Other deductions increased $33.8 million over the prior year period primarily due to a charge of $16.7 million in 2003 for the write-off of transition costs due to the repeal of deregulation in New Mexico and a write-off of $16.6 million for costs related to long-term debt refinancing (see "Financing Activities" below).

Interest Expense

Interest expense increased $4.8 million or 7.8% over the prior year period primarily due to decreased capitalized interest of $3.9 million from the completion of the Afton and Lordsburg gas-fired plants in southern New Mexico. Higher average short term borrowing levels also contributed to the increase.

Income Taxes

The Company's consolidated income tax expense before the cumulative effect of a change in accounting principle was $27.9 million for the year ended December 31, 2003, compared to $33.0 million for the prior year period. The decrease was due to the impact of lower pre-tax earnings. The Company's effective income tax rates for the years ended December 31, 2003 and 2002 were 32.05% and 33.95%, respectively. The decrease in the effective tax rate, year-over-year, was due to an increase in permanent tax differences, resulting from AFUDC and research and development credits in 2003.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). The effect of the initial application of the new standard is reported as a cumulative effect of a change in accounting principle. As a result, the Company recorded income, net of income taxes, of approximately $37.4 million, or $0.93 per diluted common share, representing amounts expensed in prior years for its asset retirement obligations in excess of the actual legal obligations as established under the new accounting standard.

In 2003, the Company changed its valuation date for its pension and post retirement benefits plans from September 30 to December 31 to better reflect the actual plan balances as of the Company's year end balance sheet date. The effect of the change in the pension plans' valuation date is reported as a cumulative effect of a change in accounting principle. The Company recorded additional expense, net of income taxes, of approximately $0.8 million, or $0.02 per diluted common share reflecting the effect of changing the valuation date.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

CONSOLIDATED

The Company's net earnings available to common shareholders for the year ended December 31, 2002 were $63.7 million, a 57.5% decrease in net earnings from $149.8 million in 2001. This decrease primarily reflected the slowdown in the wholesale electric market, where both prices and market liquidity were significantly lower than the prior year. Despite the slowdown in the wholesale electric market, PNM's electric utility operations recorded a gross margin growth of 4.5%. This growth came from a combination of load growth and utilization of lower cost generation demonstrating the balance that the regulated utility can provide in the Company's "merchant utility" strategy.

The following discussion is based on the methodology that the Company's management uses for making operating decisions and assessing performance of its various business activities. As such, these statements report operating results without regard to the effect of accounting or regulatory changes, and similar one-time items not related to normal operations. See Note 2 – "Segment Information" in the Notes to Consolidated Financial Statements for reconciliation between these results and the consolidated financial statements.

Corporate costs, income taxes and non-operating items are discussed only on a consolidated basis and are in conformity with the presentation in the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ELECTRIC

The table below sets forth the operating results for Electric (In thousands).

	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
OPERATING REVENUES	**$ 546,939**	$ 532,673	$ 14,266
Less: Cost of energy	**194,138**	189,055	5,083
Energy transfer	**(29,155)**	(21,999)	(7,156)
GROSS MARGIN	**381,956**	365,617	16,339
Energy production costs	**113,257**	120,353	(7,096)
Distribution O&M	**19,987**	20,712	(725)
Customer related expense	**17,372**	19,388	(2,016)
Administrative and general	**5,408**	8,398	(2,990)
TOTAL NON-FUEL O&M	**156,024**	168,851	(12,827)
Corporate allocation	**52,878**	54,488	(1,610)
Depreciation and amortization	**59,654**	59,352	302
Taxes other than income taxes	**18,251**	16,272	1,979
Income taxes	**26,779**	13,788	12,991
Total non-fuel operating expenses	**313,586**	312,751	835
Operating income	**$ 68,370**	$ 52,866	$ 15,504

The following table shows electric revenues by customer class and average customers (In thousands):

ELECTRIC REVENUES	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
Residential	**$ 197,174**	$ 187,600	$ 9,574
Commercial	**247,800**	242,372	5,428
Industrial	**82,009**	82,752	(743)
Other	**19,956**	19,949	7
	$ 546,939	$ 532,673	$ 14,266
AVERAGE CUSTOMERS	**384,478**	**377,589**	**6,889**

The following table shows electric sales by customer class (Megawatt hours):

ELECTRIC SALES	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
Residential	**2,298,542**	2,197,889	100,653
Commercial	**3,254,576**	3,213,208	41,368
Industrial	**1,612,723**	1,603,266	9,457
Other	**267,070**	265,668	1,402
	7,432,911	7,280,031	152,880

Operating revenues increased $14.3 million or 2.7% for the period to $546.9 million. Retail electricity delivery grew 2.4% to 7.4 million MWh in 2002 compared to 7.3 million MWh delivered in the prior year, resulting in increased revenues of $14.3 million year-over-year. This volume increase was the result of a weather-driven increase in consumption and continued customer growth. Year over year, customer growth was 1.8%.

The gross margin, or operating revenues minus cost of energy sold, increased $16.3 million or 4.5%, which reflects the increased energy sales and the utilization of lower cost purchased power to serve jurisdictional needs based on a change in negotiated contract rates. Electric exclusively purchases transmission services from Transmission. These intercompany revenues and expenses are eliminated in the consolidated results.

Total non-fuel O&M decreased $12.8 million or 7.6%. Energy production costs decreased $7.1 million or 5.9% for the period reflecting the benefits of $2.0 million for the acceleration into 2001 of a planned outage at SJGS, decreased costs of $3.0 million for planned outages at SJGS and an adjustment of $3.1 million to prior year PVNGS billings from Arizona Public Service Company, the operator of PVNGS. These cost decreases were partially offset by costs of $1.2 million for planned and unplanned outages at Four Corners. Distribution costs decreased $0.7 million or 3.5% primarily due to maintenance performed in 2001 to improve system reliability, which did not recur in 2002. Customer related expense decreased $2.0 million or 10.4% due to lower bad debt expense as a result of collection improvements and the absence of losses from the bankruptcy of a significant customer in 2001. Administrative and other costs decreased $3.0 million or 35.6% due to an adjustment of $1.4 million to prior year SJGS participant billings and lower labor due to the transfer of employees from Electric to Corporate. Taxes other than income increased $2.0 million or 12.2% reflecting adjustments recorded in the prior year for favorable audit outcomes by certain tax authorities.

GAS

The table below sets forth the operating results for Gas (In thousands).

	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
OPERATING REVENUES	**$ 277,406**	$ 371,265	$ (93,859)
Cost of energy	**144,333**	237,143	(92,810)
GROSS MARGIN	**133,073**	134,122	(1,049)
Energy production costs	1,937	1,946	(9)
Distribution O&M	29,306	31,064	(1,758)
Customer related expense	16,607	19,814	(3,207)
Administrative and general	2,943	6,736	(3,793)
TOTAL NON-FUEL O&M	**50,793**	59,560	(8,767)
Corporate allocation	33,516	30,908	2,608
Depreciation and amortization	20,673	20,362	311
Taxes other than income taxes	7,716	6,768	948
Income taxes	2,703	1,867	836
TOTAL NON-FUEL OPERATING EXPENSES	**115,401**	119,465	(4,064)
OPERATING INCOME	**$ 17,672**	**$ 14,657**	**$ 3,015**

The following table shows gas revenues by customer and average customers (In thousands):

GAS REVENUES	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
Residential	**$ 176,284**	$ 221,409	$ (45,125)
Commercial	**53,734**	65,654	(11,920)
Industrial	**2,872**	27,519	(24,647)
Transportation*	**17,735**	20,188	(2,453)
Other	**26,781**	36,495	(9,714)
	$ 277,406	**$ 371,265**	**$ (93,859)**
AVERAGE CUSTOMERS	**443,396**	**434,591**	**8,805**

The following table shows gas throughput by customer class (Thousands of decatherms):

GAS THROUGHPUT	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
Residential	**29,627**	27,848	1,779
Commercial	**12,009**	10,421	1,588
Industrial	**749**	3,920	(3,171)
Transportation*	**44,889**	51,395	(6,506)
Other	**4,807**	4,355	452
	92,081	97,939	(5,858)

*Customer owned gas

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating revenues decreased $93.9 million or 25.3% for the period to $277.4 million, primarily because of lower natural gas prices in 2002 as compared to 2001. PNM purchases natural gas in the open market and resells it at cost of purchase to its retail gas distribution customers. As a result, increases or decreases in gas revenues driven by gas costs do not impact the Company's consolidated gross margin or earnings.

The gross margin, or operating revenues minus cost of energy sold, decreased $1.0 million or 0.8%. This decrease is due mainly to lower consumption of gas for electric generation of $6.0 million partially offset by a 2.0% growth in customer base of $5.0 million.

Total non-fuel O&M decreased $8.8 million or 14.7%. Distribution costs decreased $1.8 million or 5.7% primarily due to maintenance performed in 2001 to improve system reliability, which did not recur in 2002. Customer related expense decreased $3.2 million or 16.2% due to lower bad debt expense because of collection improvements and the absence of losses from the bankruptcy of a significant customer in 2001. Administrative and other costs decreased $3.8 million due to lower amortization costs of $1.2 million for SFAS 106 deferred costs (which were fully amortized in 2001), and lower consulting expenses of $0.5 million in connection with cost control and process improvement initiatives in 2001 and lower legal expenses of $0.5 million for routine business matters. Taxes other than income taxes increased $0.9 million or 14.0% due to the absence of favorable audit outcomes by certain tax authorities recognized in 2001.

TRANSMISSION

The table below sets forth the operating results for Transmission (In thousands).

	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
OPERATING REVENUES			
External customers	$ 23,150	$ 26,553	$ (3,403)
Intersegment revenues	31,950	31,273	677
TOTAL REVENUES	55,100	57,826	(2,726)
Cost of energy	3,888	5,102	(1,214)
GROSS MARGIN	51,212	52,724	(1,512)
Energy production costs	690	924	(234)
Transmission O&M	14,531	17,141	(2,610)
Customer related expense	9	–	9
Administrative and general	2,216	2,155	61
TOTAL NON-FUEL O&M	17,446	20,220	(2,774)
Corporate allocation	4,703	4,596	107
Depreciation and amortization	8,741	7,328	1,413
Taxes other than income taxes	2,464	2,252	212
Income taxes	4,699	5,442	(743)
TOTAL NON-FUEL OPERATING EXPENSES	38,053	39,838	(1,785)
OPERATING INCOME	$ 13,159	$ 12,886	$ 273

Operating revenues decreased $2.7 million or 4.7% and gross margin decreased $1.5 million or 2.9% primarily due to a decrease in third party sales of the Company's transmission capacity due to the slowdown in the wholesale market.

Total non-fuel O&M decreased $2.8 million or 13.7%. Transmission costs decreased $2.6 million or 15.2% primarily due to maintenance performed in 2001 to improve system reliability, which did not recur in 2002. Depreciation and amortization increased $1.4 million or 19.3% for the year due to the purchase of transmission plant assets in early 2002.

WHOLESALE

The table below sets forth the operating results for Wholesale (In thousands).

	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
OPERATING REVENUES	$ 343,780	$ 1,411,500	$ (1,067,720)
Less: Cost of energy	262,517	1,127,970	(865,453)
Energy Transfer	29,155	21,999	7,156
GROSS MARGIN	52,108	261,531	(209,423)
Energy production costs	32,507	29,232	3,275
Transmission and distribution O&M	45	77	(32)
Customer related expense	754	821	(67)
Administrative and general	3,199	4,748	(1,549)
TOTAL NON-FUEL O&M	36,505	34,878	1,627
Corporate allocation	4,023	4,042	(19)
Depreciation and amortization	8,808	5,774	3,034
Taxes other than income taxes	2,619	2,498	121
Income taxes	(3,245)	78,102	(81,347)
TOTAL NON-FUEL OPERATING EXPENSES	48,710	125,294	(76,584)
OPERATING INCOME	$ 3,398	$ 136,237	$ (132,839)

The following table shows revenues by customer class (In thousands):

WHOLESALE REVENUES	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
Long-term contracts	$ 58,546	$ 77,250	$ (18,704)
Forward sales	77,560	86,779	(9,219)
Short-term sales	207,674	1,247,471	(1,039,797)
	$ 343,780	$ 1,411,500	$ (1,067,720)

The following table shows sales by customer class (Megawatt hours):

WHOLESALE SALES	YEAR ENDED DECEMBER 31,		
	2002	2001	VARIANCE
Long-term contracts	844,169	1,463,031	(618,862)
Forward sales	1,336,745	537,665	799,080
Other merchant sales	7,269,240	10,596,004	(3,326,764)
	9,450,154	12,596,700	(3,146,546)

Operating revenues declined $1.1 billion or 75.6% for the year to $343.8 million. This decrease in wholesale electricity sales primarily reflects the slowdown in the wholesale electric market, which resulted from steep declines in wholesale prices and market liquidity as compared to the prior year period.

The significantly higher wholesale pricing in 2001 was driven by increased demand in California, a lack of generating assets to serve the market and the impact of warm weather. By contrast, 2002 saw relatively mild weather in the West, an abundance of low cost hydropower and weak economic conditions in the region. As a result, the average price realized by the Company fell to approximately $31 per MWh in 2002 versus $108 per MWh in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The decline in merchant sales volumes reflect the reduction in market participants in the wholesale market caused by bankruptcy, reduced credit quality of firms in the market and firms exiting the wholesale market. There are also significant unresolved legal, political and regulatory issues that had a dampening effect on activity in the marketplace. As a result, the Company's spot market and short-term sales declined significantly in 2002. The Company delivered wholesale (bulk) power of 9.5 million MWh of electricity for the year ended December 31, 2002, compared to 12.6 million MWh for the same period in 2001.

The gross margin, or operating revenues minus cost of energy sold, decreased $209.4 million or 80.1%. Lower margins were created primarily by weak pricing, less price volatility and lower market liquidity. In addition, unexpected outages at Four Corners reduced availability of power for wholesale sales. These lower margins were partially offset by a favorable change in the mark-to-market position of the marketing portfolio of $55.3 million year-over-year ($29.5 million gain in 2002 versus $25.8 million loss in 2001). A majority of the gain in 2002 represents the reversal of previously recognized mark-to-market losses.

Total non-fuel O&M increased $1.6 million or 4.7%. Energy production costs increased $3.3 million or 11.2% for the period due to costs of $4.0 million related to the future expansion of Afton. This cost increase was partially offset by decreased costs of $0.5 million for planned outages at SJGS. Depreciation and amortization expense increased $3.0 million or 52.5% for the period due to a higher depreciable plant base.

CORPORATE AND OTHER

Corporate administrative and general costs, which represent costs that are driven primarily by corporate-level activities, decreased $3.7 million or 4.0% for the period to $88.2 million. This decrease was due to lower bonus expense of $11.9 million in 2002 resulting from lower earnings projections. This decrease was partially offset by higher labor costs of $8.2 million resulting from a transfer of employees from operations to corporate.

CONSOLIDATED

Other Income and Deductions

Other income decreased by $3.8 million or 7.3% reflecting lower year-over-year returns on investments reflecting market conditions.

Other deductions decreased $55.0 million or 81.7% primarily due to charges in 2001 that did not recur in 2002. In 2001, the Company recognized charges for the write-off of an Avistar investment of $13.1 million, the write-off of non-recoverable coal mine decommissioning costs of $13.0 million, non-recoverable regulatory costs of $11.1 million, a contribution to the PNM Foundation of $5.0 million, and certain costs related to the Company's now terminated acquisition of Western Resources' electric utility operations of $18.0 million. In 2002, the Company recognized a gain from the reversal of a reserve of $2.4 million to reflect the early, successful resolution of the litigation stemming from the terminated Western Resources transaction and a charge of $4.8 million for the cancellation of a transmission line project.

Income Taxes

The Company's consolidated income tax expense was $33.0 million for the year ended December 31, 2002, compared to $81.1 million for the year ended December 31, 2001. The decrease was due to the impact of lower earnings and a decline in the effective tax rate. The Company's effective income tax rates for the years ended December 31, 2002 and 2001 were 33.95% and 35.02%, respectively. The decrease in the effective rate year over year was due to the reduction in earnings in 2002 without a corresponding reduction in permanent tax benefits and the recognition of certain affordable housing and research and development credits in 2002.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to select and apply accounting policies that best provide the framework to report the Company's results of operations and financial position. The selection and application of those policies require management to make difficult subjective or complex judgments concerning reported amounts of revenue and expenses during the reporting period and the reported amounts of assets and liabilities at the date of the financial statements. The judgments and uncertainties inherent in this process affect the application of those policies. As a result, there exists the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Management has identified the following accounting policies that it deems critical to the portrayal of the Company's financial condition and results and that involve significant subjectivity. Management believes that its selection and application of these policies best represent the operating results and financial position of the Company. The following discussion provides information on the processes utilized by management in making judgments and assumptions as they apply to its critical accounting policies.

Revenue Recognition

Operating revenues are recorded as services are rendered to customers. The Company's Utility Operations records unbilled revenues representing the estimated amount customers will be billed for services rendered between the meter-reading dates in a particular month and the end of that month. The unbilled revenues estimate is reversed in the following month. To the extent the estimated amount differs from the amount subsequently billed, revenues will be affected. At December 31, 2003 and 2002, unbilled revenues in the consolidated balance sheet included estimates of $58.6 million and $58.5 million, respectively, from the Company's Utility Operations.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71"). Accordingly, the Company has recorded assets and liabilities on its balance sheet resulting from the effects of the ratemaking process, which would not be recorded under GAAP for non-regulated entities. Regulatory assets represent incurred costs that have been deferred because they are probable of future recovery in customer rates. Regulatory liabilities generally represent probable future reductions in revenue or refunds to customers. The Company's continued ability to meet the criteria for application of SFAS No. 71 may be affected in the future by competitive forces and restructuring in the electric industry. In the event that SFAS No. 71 no longer applied to all, or a separable portion, of Company's operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism is provided.

Substantially all of the Company's regulatory assets and regulatory liabilities are reflected in rates charged to retail customers or have been addressed in a regulatory proceeding. To the extent that the Company concludes that the recovery of a regulatory asset is no longer probable due to regulatory treatment, the effects of competition or other factors, the amount would be recorded as a charge to earnings as recovery is no longer probable. The Company regularly assesses whether its regulatory assets are probable of future recovery by considering factors such as applicable regulatory environment changes, recent rate orders to other regulated entities in the same jurisdiction, anticipated future regulatory decisions and their impact, developments in the ratemaking process and the ability to recover costs.

As the Company's electric rates are fixed, the opportunity to recover increased costs and the costs of new investment in facilities through rates during the five-year rate freeze period is also limited. As a result, the Company defers certain costs based on its expectation that it will recover these costs in future rate cases. If future recovery of these costs ceases to be probable, the Company would be required to record a charge in current period earnings for the portion of the costs that were not recoverable.

Asset Impairment

The Company evaluates its tangible long-lived assets for impairment whenever indicators of impairment exist pursuant to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 144"). These potential impairment triggers would include fluctuating market conditions as a result of industry deregulation; planned and scheduled customer purchase commitments; future market penetration; fluctuating market prices (resulting from changing fuel costs, other economic conditions, etc.); weather patterns, and other market trends. Accounting rules require that if the sum of the undiscounted expected future cash flows from a company's asset (without interest charges that will be recognized as expenses when incurred), is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is the difference between the fair value of the asset and the carrying value of the asset.

The Company determined that no triggering events occurred during the period in regards to its generation assets. At December 31, 2003, the Company analyzed three turbines, which are currently in storage, with a combined carrying value of approximately $79.1 million. These assets were intended for planned build-outs that have been delayed or canceled. Based on the Company's various plans to make these turbines operational, the Company concluded that it will fully recover its investment. The Company expects to begin construction utilizing these assets over the next several years. If the Company were unable to realize these plans, the Company would be forced to recognize a loss with respect to the carrying value of these assets depending on prevailing market conditions. The Company will continue to analyze the turbines for impairment in accordance with SFAS 144.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pension Plan

The Company and its subsidiaries maintain a qualified defined benefit pension plan ("pension plan"), which covers eligible non-union and union employees including officers. The pension plan was frozen at the end of 1997 with regard to new participants, salary levels and benefits. The Company's policy is to fund actuarially-determined contributions.

The Company's expense for its pension plan approximated $2.4 million for the year ended December 31, 2003, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on the pension plan assets of 9%. In developing the expected long-term rate of return assumption, the Company evaluated input from its actuaries and its investment consultant, including their review of asset class return expectations as well as long-term inflation assumptions. This long-term rate of return assumption compares to the historical 10-year compounded return of 9.86% through the end of December 2003. The expected long-term rate of return on the pension plan assets is based on an asset allocation assumption of 58% with equity managers, 22% with fixed income managers, and 20% with alternative investments that are primarily real estate, private equity, and absolute return strategies. The pension plan's actual asset allocation as of December 31, 2003 was 65% with equity managers, 25% with fixed income managers, and 10% with alternative investments. The Company reviews the actual asset allocation and periodically rebalances the asset allocation to the targeted allocation. The Company continues to believe that 9% is a reasonable long-term rate of return on the pension plan's assets, despite the recent market upturn in which the pension plan assets had a gain of 21.0% for the twelve months ended December 31, 2003. The Company will continue to evaluate its actuarial assumptions, including expected rate of return, at least annually, and will adjust as necessary.

The Company bases its determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. If investment return is outside a range of 5% to 13% (expected long-term rate of return plus or minus 4%), this market-related valuation recognizes the portion of return that is outside the range over a five-year period from the year in which the return occurs. Since the market-related value of assets recognizes the portion of return that is outside the range over a five-year period, the future value of assets will be impacted as previously deferred returns are recorded.

The discount rate that the Company utilizes for determining future pension obligations is based on a review of long-term high-grade bonds and management's expectation. As a result of this review, the Company adjusted the rate to 6.5% at December 31, 2003 from 6.75% at September 30, 2002. Based on an expected rate of return on the pension plan assets of 9%, a discount rate of 6.5% and various other assumptions, it is estimated that the pension income for the pension plan will approximate $0.7 million in fiscal year 2004 and $1.4 million in fiscal year 2005. Future actual pension income or expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the Company's pension plans.

Lowering the pension plan's expected long-term rate of return on pension assets by 0.5% (from 9% to 8.5%) would have raised pension expense for fiscal year 2003 by approximately $1.8 million. Lowering the discount rate by 0.5% would have increased pension expense for fiscal year 2003 by approximately $2.6 million.

The value of the pension plan assets has increased from $326.5 million at December 31, 2002 to $425.7 million at December 31, 2003 including $48.9 million of contributions during 2003. The Company does not expect to make any contributions for the 2004 plan year.

Self-Insurance

The Company self-insures for certain losses related to general liability, workers' compensation and automobile claims. The Company maintains insurance with third-party insurers in excess of the Company's self-insured retentions to limit the Company's exposure per occurrence or accident, as applicable. The Company's self-insurance liabilities reflect the estimated ultimate cost of claims incurred as of the balance sheet date. The estimated liabilities are not discounted and are established based upon claims filed, estimated claims incurred but not reported, and analyses of industry and historical data.

Beginning January 1, 2004, the Company began to self-insure certain health care costs of its employees. The Company self-insures for certain medical and dental benefits for active employees and retirees under the benefit programs. The Company maintains stop-loss insurance with third-party insurers in excess of the Company's self-insured retentions to limit the Company's exposure per participant, as applicable.

Management reviews the amounts recorded for these liabilities on a quarterly basis to ensure that they are appropriate. While management believes that these estimates are reasonable based on the information available, the Company's financial results could be impacted if actual trends, including the severity or frequency of claims or fluctuations in premiums, differ from the Company's estimates.

Contingent Liabilities

There are various claims and lawsuits pending against the Company and certain of its subsidiaries. The Company has recorded a liability when the effect of litigation can be estimated and where an outcome is considered probable. Management's estimates are based on its knowledge of the relevant facts at the time of the issuance of the Company's consolidated financial statements. Subsequent developments could materially alter management's assessment of a matter's probable outcome and the estimate of liability.

Environmental Issues

The Company records its environmental liabilities when site assessments or remedial actions are probable and a range of reasonably likely cleanup costs can be estimated. The Company reviews its sites and measures the liability quarterly, by assessing a range of reasonably likely costs for each identified site using currently available information, including existing technology, current laws and regulations, experience gained at similar sites, and the probable level of involvement and financial condition of other potentially responsible parties. These estimates include costs for site investigations, remediation, operations and maintenance, monitoring and site closure. Unless there is a probable amount, the Company records the lower end of this reasonably likely range of costs (classified as other long-term liabilities at undiscounted amounts). Subsequent developments could materially alter management's assessment of a matter's probable outcome and the estimate of liability.

See "Item 7A. Quantitative and Qualitative Disclosure About Market Risk – Interest Rate Risk" for discussion regarding the Company's accounting policies and sensitivity analysis for the Company's financial instruments and derivative energy and other derivative contracts. See also "Financing Activities" below for additional discussion regarding the Company's accounting policies for forward interest swaps.

Effects of Certain Events on Future Revenues

The Company's long-term contracts to supply power expire from 2006 through 2013. The ability of the Company to renew these contracts at terms comparable to those currently in place is dependent upon prevailing market conditions at the time of negotiations. Currently, the Company has a long-term firm commitment contract of 114 MW set to expire in 2006. The contract is priced significantly above current market prices; however, the Company believes that it will be able to significantly mitigate any revenue loss due to a rising forward market.

Liquidity and Capital Resources

At December 31, 2003, the Company had cash and short-term investments of $12.7 million compared to $83.3 million in cash and short-term investments at December 31, 2002.

Cash provided by operating activities for the year ended December 31, 2003 was $228.7 million compared to $97.4 million for the year ended December 31, 2002. This increase in cash flows was due to increased profitability in the Company's wholesale power operations, higher gas sales volumes and lower tax payments. Also contributing to the increase were payments in 2002 which did not recur in 2003. The Company did not make its first quarter 2001 estimated federal income tax payment of $32.0 million until January 2002 because of an extension granted by the IRS to taxpayers in several counties in New Mexico as a result of wildfires in 2000. In addition, the Company made payments in 2002 of $36.0 million for the termination of the surface coal contract and $23.2 million to secure a long-term wholesale contract. This increase in operating cash flows was offset by higher wholesale electric prices and volume and higher gas prices in the current year. The Company's Gas working capital is negatively affected by the timing difference in gas purchases and collections. The Company pays for gas in the month following purchase. Recovery of gas costs has typically taken up to three months. The negative effect of this mismatch in cash flows was greater in 2003 due to the increase in gas prices. The increase in accounts receivable also reflects higher wholesale electric prices in 2003. In addition, electric retail collections decreased due to the rate reduction.

Cash used for investing activities was $101.6 million in 2003 compared to $200.4 million in 2002. Cash used in 2002 for investing activities included construction expenditures for new generating plants of $67.4 million. Payments for combustion turbines were $11.1 million in 2003 compared to $30.0 million in 2002. Cash used for investing activities in 2003 also included the purchase of certain long-term debt underlying leased assets in the open market for $6.7 million (see "Liquidity" below). The cash used for investing activities in 2003 was largely offset by the redemption of short-term investments of $80.3 million in 2003 at the Holding Company level as compared to $45.6 million in 2002 at PNM. These redemptions were primarily used for the Company's retirement of the EIP long-term debt underlying the lease assets, repayment of short-term debt, debt refinancing and pension funding.

Cash used for financing activities was $118.1 million in 2003 compared to cash generated by financing activities of $78.4 million in 2002. Financing activities in 2003 primarily consisted of the retirement of long-term debt of $26.1 million, costs associated with the refunding and refinancing of long-term debt of $55.3 million and short-term debt repayments of $24.1 million. In 2002, the Company had short-term borrowings of $115.0 million for short-term liquidity needs.

Pension and Other Post-Retirement Benefits

In May 2003, the board of directors approved the use of Holding Company stock in the funding of the Company's pension plan as well as its retiree medical trust. Corporate plan sponsors may make contributions of common stock to their defined benefit plans of up to 10% of the value of the portfolio without Department of Labor ("DOL") approval, provided that the contribution does not otherwise constitute a prohibited transaction under the Employee Retirement Income Security Act ("ERISA"). In June 2003, a contribution of 1,121,495 shares of Holding Company common stock (approximately $28.9 million in market value) was made to the Company's pension plan. The shares of Holding Company common stock were sold over a period of time and there were no shares of common stock remaining in the defined benefit trust on December 31, 2003. Due to the appreciation in stock value, the net proceeds realized by the pension plan from the sale of Holding Company common stock was $31.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital Requirements

Total capital requirements include construction expenditures as well as other major capital requirements and cash dividend requirements for both common and preferred stock. The main focus of the Company's current construction program is upgrading generation systems, upgrading and expanding the electric and gas transmission and distribution systems and purchasing nuclear fuel. To preserve a strong financial position, the Company announced in 2002 its plans to delay capital expenditures for previously planned generation expansion. Projections for total capital requirements for 2004 are $172 million and projections for construction expenditures for 2004 are $154 million. Total capital requirements are projected to be $720 million and construction expenditures are projected to be $624 million for 2004-2008. These estimates are under continuing review and subject to on-going adjustment. This projection excludes any generation fleet expansion capital, including any plans for the utilization of the turbines in storage. The Company continues to look for appropriately priced generation acquisition and expansion opportunities to support retail electric load growth, the continued expansion of its long-term contract business and to supplement its natural transmission position in the Southwest and West.

In the year ended December 31, 2003, the Company utilized cash generated from operations and cash on hand, as well as its liquidity arrangements, to cover its capital requirements and construction expenditures. The Company anticipates that internal cash generation and current debt capacity will be sufficient to meet all of its capital requirements and construction expenditures for the years 2004 through 2008. To cover the difference in the amounts and timing of cash generation and cash requirements, the Company intends to use short-term borrowings under its current and future liquidity arrangements.

Liquidity

As of March 1, 2004, PNM had $413.0 million of liquidity arrangements. The liquidity arrangements consist of $300.0 million from an unsecured revolving credit facility ("Credit Facility"), $90.0 million from an accounts receivable securitization program ("AR Securitization") and $23.0 million in local lines of credit. PNM entered into a new revolving credit facility on November 21, 2003, which increased borrowing capacity from $195.0 million to $300.0 million. This facility will mature November 21, 2006. As of March 1, 2004, there were no borrowings against the Credit Facility, PNM was using $60.0 million of the AR Securitization capacity and no borrowings under its local lines of credit. PNM had $50.0 million of commercial paper outstanding as of March 1, 2004. In addition, the Holding Company has $15.0 million in local lines of credit with no usage at December 31, 2003 or March 1, 2004.

On April 8, 2003, the Company entered into the AR Securitization providing for the securitization of PNM's retail electric service accounts receivable and retail gas services accounts receivable. The total capacity under the AR Securitization is $90.0 million. Under the AR Securitization, PNM will periodically sell its accounts receivable, principally retail receivables, to a bankruptcy remote subsidiary, PNM Receivables Corp, which in turn pledges an undivided interest in the receivables to an unaffiliated conduit commercial paper issuer.

On April 1, 2003, PNM exercised its early buyout option related to a 60% interest in the EIP transmission line and related facilities held under lease. Through the exercise of the early buyout option, PNM was able to retire all $26.2 million of secured facility bonds, which were issued to originally finance the sale-leaseback transaction. The secured facility bonds had previously been disclosed as off balance sheet lease obligations in the notes to the Company's financial statements. The Company will continue to exclude approximately $4.0 million of lease obligations relating to the 40% interest the Company does not own from the consolidated balance sheet.

On June 12, 2003, the Holding Company and PNM each filed universal shelf registration statements with the SEC for a combination of debt and equity securities for $500.0 million and $285.0 million, respectively. The PNM shelf registration statement when combined with a previously filed shelf registration statement, provides $500.0 million of capacity. The PNM and Holding Company shelf registration statements were declared effective June 28, 2003 and August 28, 2003, respectively. On September 9, 2003, PNM issued and sold $300.0 million of debt under its shelf registration statement (see "Financing Activities" below). As of December 31, 2003, the Holding Company and PNM had remaining unissued securities registered under the shelf registration statements of $500.0 million and $200.0 million, respectively.

On August 27, 2003, the Company entered into an unrated private issuance commercial paper program. The Company will periodically issue up to $50.0 million in unrated commercial paper for the shorter of 120 days or the maturity of the Company's Credit Facility. The commercial paper is unsecured and the proceeds will be used to reduce revolving credit borrowings. The Company's Credit Facility serves as a backstop for the outstanding commercial paper.

The Company's ability to access the capital markets, if required, at a reasonable cost and to provide for other capital needs is largely dependent upon its ability to earn a fair return on equity, its results of operations, its credit ratings, obtaining required regulatory approvals and financial and wholesale market conditions. Financing flexibility is enhanced by providing a high percentage of total capital requirements from internal sources and having the ability, if necessary, to issue long-term securities and to obtain short-term credit.

PNM's credit outlook is considered stable by Moody's Investor Services, Inc. ("Moody's") and Standard and Poor's Ratings Services ("S&P"). The Company is committed to maintaining or improving its investment grade ratings. On June 13, 2003, S&P improved PNM's business position to a five from its previous position of six. On February 27, 2004, S&P upgraded PNM's ratings on its senior unsecured notes ("SUNs") to "BBB" with a stable outlook and its preferred stock to "BB+". On March 9, 2004, Moody's upgraded PNM's SUNs, senior unsecured pollution control revenue bonds and $300 million 3 year credit facility to "Baa2" and its preferred stock "Ba1". Fitch rated PNM's SUNs and senior unsecured pollution control revenue bonds "BBB-" and its preferred stock "BB-" at December 31, 2003. Beginning in 2004, Fitch will no longer be rating PNM debt. Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Off Balance Sheet Arrangements

The Company's off balance sheet arrangements consist primarily of operating lease obligations for PVNGS Units 1 and 2, EIP and the Delta operating lease. The total capitalization in relation to these obligations was $179.4 million as of December 31, 2003 and $195.8 million as of December 31, 2002 (see "Commitments and Contractual Obligations" below).

Commitments and Contractual Obligations

The following tables show the Company's long-term obligations and commitments as of December 31, 2003 (In thousands).

		PAYMENTS DUE			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Short-Term Debt (a)	$ 125,918	$ 125,918	$ –	$ –	$ –
Long-Term Debt	987,210	407	814	300,170	685,819
Operating Leases	425,540	29,068	62,266	65,796	268,410
Purchased Power Agreements	203,282	27,733	50,870	35,233	89,446
Coal Contract (b)	1,395,926	109,309	192,456	182,359	911,802
Total Contractual Cash Obligations	$ 3,137,876	$ 292,435	$ 306,406	$ 583,558	$1,955,477

(a) Represents the actual outstanding balance of the various credit facilities as of December 31, 2003.

(b) Assumes normal deliveries under the coal contract. If no deliveries are made, certain minimum payments may be required under the coal contract.

		AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
OTHER COMMERCIAL COMMITMENTS	TOTAL AMOUNTS COMMITTED	1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Short-Term Debt (c)	$ 335,500	$ –	$ 335,500	$ –	$ –
Local Lines of Credit	38,500	38,500	–	–	–
Letters of Credit	4,500	4,500	–	–	–
Total Commercial Commitments	$ 378,500	$ 43,000	$ 335,500	$ –	$ –

(c) Represents the unused borrowing capacity of the various credit facilities less outstanding letters of credit of $4.5 million as of December 31, 2003.

PNM leases interests in Units 1 and 2 of PVNGS, certain transmission facilities, office buildings and other equipment under operating leases. The lease expense for PVNGS is $66.3 million per year over base lease terms expiring in 2015 and 2016. In 1998, PNM established PVNGS Capital Trust ("Capital Trust") for the purpose of acquiring all the debt underlying the PVNGS leases. PNM consolidates Capital Trust in its consolidated financial statements. The purchase was funded with the proceeds from the issuance of $435 million of SUNs, which were loaned to Capital Trust. Capital Trust then acquired and now holds the debt component of the PVNGS leases. For legal and regulatory reasons, the PVNGS lease payment continues to be recorded and paid gross with the debt component of the payment returned to PNM through Capital Trust. As a result, the net cash outflows for the PVNGS lease payment were $14.2 million for the year ended December 31, 2003. The table above reflects the net lease payment.

PNM's other significant operating lease obligations include the EIP, a leased interest in transmission line with annual lease payments of $2.9 million (see "Financing Activities" below), and an operating lease for the entire output of Delta, a gas fired generating plant in Albuquerque, New Mexico, with imputed annual lease payments of $6.0 million.

The Company's off-balance sheet obligations are limited to PNM's operating leases and certain financial instruments related to the purchase and sale of energy (see below). The present value of PNM's operating lease obligations for PVNGS Units 1 and 2, EIP and the Delta operating lease was $179.4 million as of December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PNM has entered into various long-term power purchase agreements ("PPAs") obligating it to buy electricity for aggregate fixed payments of $203.3 million plus the cost of production and a return. These contracts expire December 2005 through December 2020. In addition, PNM is obligated to sell electricity for $191.5 million in fixed payments plus the cost of production and a return. These contracts expire through May 2013. PNM's marketing portfolio as of December 31, 2003 included open forward contract positions to buy $30.6 million of electricity and to sell $28.6 million of electricity. In addition, PNM had open forward contract positions classified as normal sales of electricity under the derivative accounting rules of $153.3 million and normal purchases of electricity of $64.1 million.

PNM contracts for the purchase of gas to serve its retail customers. These contracts are short-term in nature, supplying the gas needs for the current heating season and the following off-season months. The price of gas is a pass-through, whereby PNM recovers 100% of its cost of gas.

Contingent Provisions of Certain Obligations

The Holding Company and PNM have a number of debt obligations and other contractual commitments that contain contingent provisions. Some of these, if triggered, could affect the liquidity of the Company. The Holding Company or PNM could be required to provide security, immediately pay outstanding obligations or be prevented from drawing on unused capacity under certain credit agreements if the contingent requirements were to be triggered. The most significant consequences resulting from these contingent requirements are detailed in the discussion below.

PNM's master purchase agreement for the procurement of gas for its retail customers contains a contingent requirement that could require PNM to provide security for its gas purchase obligations if the seller were to reasonably believe that PNM was unable to fulfill its payment obligations under the agreement.

The master agreement for the sale of electricity in the Western Systems Power Pool ("WSPP") contains a contingent requirement that could require PNM to provide security if its debt were to fall below investment grade rating. The WSPP agreement also contains a contingent requirement, commonly called a material adverse change ("MAC") provision, which could require PNM to provide security if a material adverse change in its financial condition or operations were to occur.

PNM's committed Credit Facility contains a "ratings trigger," for pricing purposes only. If PNM is downgraded or upgraded by the ratings agencies, the result would be an increase or decrease in interest cost, respectively. PNM's committed Credit Facility contains a MAC provision which, if triggered, could prevent PNM from drawing on its unused capacity under the Credit Facility. In addition, the Credit Facility contains a contingent requirement that requires PNM to maintain a debt-to-capital ratio, inclusive of off-balance sheet debt, of less than 65% as well as maintenance of an earnings before interest, taxes, depreciation and amortization ("EBITDA")/interest coverage ratio of three times. If PNM's debt-to-capital ratio, inclusive of off-balance sheet debt, were to exceed 65% or its interest coverage ratio falls below 3.0, PNM could be required to repay all borrowings under the Credit Facility, be prevented from drawing on the unused capacity under the Credit Facility, and be required to provide security for all outstanding letters of credit issued under the Credit Facility.

If a contingent requirement were to be triggered under the Credit Facility resulting in an acceleration of the outstanding loans under the Credit Facility, a cross-default provision in the PVNGS leases could occur if the accelerated amount is not paid. If a cross-default provision is triggered, the lessors have the ability to accelerate their rights under the leases, including acceleration of all future lease payments.

Financing Activities

Pursuant to PRC approval, on September 9, 2003, PNM issued and sold $300.0 million aggregate principal amount of its senior unsecured notes with a 4.40% interest rate that mature September 15, 2008. The transaction closed on September 17, 2003 and the proceeds were used to retire $268.4 million of long-term debt that would otherwise have matured in August 2005, pay the transaction costs, and improve working capital. All other long-term debt of PNM matures in 2016 or later. The premium paid to refinance the long-term debt was $23.9 million of which $16.6 million was charged against earnings based on prior regulatory agreements. The remaining balance was capitalized as loss on reacquired debt and will be amortized over the life of the new debt.

On May 13, 2003, the Company priced $182.0 million of tax exempt pollution control bonds. The bonds were priced at an initial interest rate of 2.75%. The bond sale closed on May 23, 2003. By April 1, 2004, $146.0 million of bonds will need to be remarketed and $36.0 million of bonds will need to be remarketed by July 1, 2004. A portion of the proceeds were used to redeem the $46.0 million of pollution control bonds, which became callable on December 15, 2002. The remaining $136.0 million was used to redeem $136.0 million of pollution control bonds in August 2003. The Company had previously entered into various forward swaps in 2001 and 2002, to hedge the interest rate on the refinancing (see Note 6 – "Fair Value of Financial Instruments - Forward Starting Interest Rate Swaps" in the Notes to Consolidated Financial Statements).

The Company could enter into other long-term financings or hedging transactions for the purpose of strengthening its balance sheet, funding growth and reducing its cost of capital. The Company continues to evaluate its investment and debt retirement options to optimize its financing strategy and earnings potential. No additional first mortgage bonds may be issued under PNM's mortgage. The amount of SUNs that may be issued is not limited by the SUNs indenture. However, debt-to-capital requirements in certain of PNM's financial instruments and regulatory agreements would ultimately limit the amount of additional debt PNM would issue.

Dividends

The Holding Company's board of directors regularly reviews the dividend policy. The declaration of common dividends is dependent upon a number of factors including the ability of the Holding Company's subsidiaries to pay dividends. Currently, PNM is the Holding Company's primary source of dividends. As part of the order approving the formation of the Holding Company, the PRC placed certain restrictions on the ability of PNM to pay dividends to the Holding Company. PNM cannot pay dividends that will cause its debt rating to go below investment grade. PNM also cannot pay dividends in any year, as determined on a rolling four-quarter basis, in excess of net earnings for that year without prior PRC approval. PNM has dividended all eligible amounts under the pre-2003 agreement to its parent. In January 2003, with the signing of the Global Electric Agreement, the PRC modified the PNM dividend restriction to allow PNM to dividend earnings as well as equity contributions made by the Holding Company back to the Holding Company. Additionally, PNM has various financial covenants, which limit the transfer of assets, whether through dividends or other means.

In addition, the ability of the Holding Company to declare dividends is dependent upon the extent to which cash flows will support dividends, the availability of earnings, its financial circumstances and performance, the effect of regulatory decisions and legislative activities, future growth plans, the related capital requirements, standard business considerations and market and economic conditions generally.

Consistent with the PRC's holding company order, PNM paid dividends of $49.6 million to the Holding Company for the year ended December 31, 2003.

On February 17, 2004, the Holding Company's board of directors approved a 4.3% increase in the common stock dividend. The increase raised the quarterly dividend to $0.24 per share, for an indicated annual dividend of $0.96 per share.

Capital Structure

The Company's capitalization, including current maturities of long-term debt, is shown below:

	DECEMBER 31,	
	2003	2002
Common Equity	51.9%	49.5%
Preferred Stock	0.6%	0.7%
Long-term Debt	47.5%	49.8%
Total Capitalization*	100.0%	100.0%

* Total capitalization does not include as debt the present value of PNM's operating lease obligations for PVNGS Units 1 and 2, EIP and the Delta operating lease which was $179.4 million as of December 31, 2003 and $195.8 million as of December 31, 2002.

Other Issues Facing the Company

See Note 13 – "Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

New and Proposed Accounting Standards

See Note 18 – "New and Proposed Accounting Standards" in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quantitative and Qualitative Disclosure About Market Risk

The Company uses derivative financial instruments to manage risk as it relates to changes in natural gas and electric prices, changes in interest rates and, historically, adverse market changes for investments held by the Company's various trusts. Additionally, the Company uses derivative instruments based on certain financial composite indices as part of its enhanced cash management program. The Company also uses certain derivative instruments for wholesale power marketing transactions in order to take advantage of favorable price movements and market timing activities in the wholesale power markets. The following additional information is provided.

Risk Management

The Company controls the scope of its various forms of risk through a comprehensive set of policies and procedures and oversight by senior level management and the Holding Company Board of Directors. The Board's Finance Committee sets the risk limit parameters. The Risk Management Committee ("RMC"), comprised of corporate and business segment officers and other managers, oversees all of the activities, which include commodity price, credit, equity, interest rate and business risks. The RMC has oversight for the ongoing evaluation of the adequacy of the risk control organization and policies. The Company has a risk control organization, headed by the Director of Financial Risk Management ("Risk Manager"), which is assigned responsibility for establishing and enforcing the policies, procedures and limits and evaluating the risks inherent in proposed transactions, on an enterprise-wide basis.

The RMC's responsibilities specifically include: establishment of a general policy regarding risk exposure levels and activities in each of the business segments; recommendation of the types of instruments permitted; authority to establish a general policy regarding counterparty exposure and limits; authorization and delegation of transaction limits; review and approval of controls and procedures; review and approval of models and assumptions used to calculate mark-to-market and risk exposure; authority to approve and open brokerage and counterparty accounts; review of hedging and risk activities; and quarterly reporting to the Finance Committee and the Board of Directors on these activities.

The RMC also proposes Value at Risk ("VAR") limits to the Finance Committee. The Finance Committee ultimately sets the aggregate VAR limits.

It is the responsibility of each business segment to create its own control procedures and policies within the parameters established by the Finance Committee. The RMC reviews and approves these policies, which are created with the assistance of the Corporate Controller, Director of Internal Audit and the Risk Manager. Each business segment's policies address the following controls: authorized risk exposure limits; authorized instruments and markets; authorized personnel; policies on segregation of duties; policies on mark-to-market accounting; responsibilities for deal capture; confirmation procedures; responsibilities for reporting results; statement on the role of derivative transactions; and limits on individual transaction size (nominal value).

To the extent an open position exists, fluctuating commodity prices can impact financial results and financial position, either favorably or unfavorably. As a result, the Company cannot predict with certainty the impact that its risk management decisions may have on its businesses, operating results or financial position.

Commodity Risk

Marketing and procurement of energy often involves market risks associated with managing energy commodities and establishing open positions in the energy markets, primarily on a short-term basis. These risks fall into three different categories: price and volume volatility, credit risk of counterparties and adequacy of the control environment. PNM routinely enters into forward contracts and options to hedge purchase and sale commitments, fuel requirements and to enhance returns and minimize the risk of market fluctuations on the Wholesale Operations.

The Company's Wholesale Operations, including long-term contracts, forward sales and short-term sales, are managed through a net asset-backed marketing strategy, whereby PNM's aggregate net open forward contract position is covered by its forecasted excess generation capabilities. PNM is exposed to market risk if its generation capabilities were disrupted or if its retail load requirements were greater than anticipated. If PNM were required to cover all or a portion of its net open contract position, it would have to meet its commitments through market purchases.

Under the derivative accounting rules and the related accounting rules for energy contracts, the Company accounts for its various financial derivative instruments for the purchase and sale of energy differently based on management's intent when entering into the contract. Energy contracts which meet the definition of a derivative under SFAS 133 and do not qualify for a normal purchase or sale designation are recorded on the balance sheet at fair market value at each period end. The changes in fair market value are recognized in earnings unless specific hedge accounting criteria are met. Should an energy transaction qualify as a hedge under SFAS 133, fair market value changes from year to year are recognized on the balance sheet with a corresponding charge to other comprehensive income. Gains or losses are recognized when the hedged transaction settles. Derivatives that meet the normal sales and purchases exceptions within SFAS 133 as amended, are not marked to market but rather recorded in results of operations when the underlying transaction settles.

The following table shows the net fair value of mark-to-market energy contracts included in the balance sheet (In thousands):

	December 31, 2003	December 31, 2002
Mark-to-Market Energy Contracts:		
Current asset	$ 2,098	$ 4,531
Long-term asset	1,359	267
TOTAL MARK-TO-MARKET ASSETS	**3,457**	4,798)%
Current liability	(1,941)	(5,725)
Long-term liability	(1,083	-
TOTAL MARK-TO-MARKET LIABILITIES	**(3,024)**	(5,725)%
NET FAIR VALUE OF MARK-TO-MARKET ENERGY CONTRACTS	**$ 433**	$ (927)%

The mark-to-market energy portfolio positions represent net assets at December 31, 2003 and represent net liabilities at December 31, 2002 after netting all applicable open purchase and sale contracts.

The market prices used to value PNM's mark-to-market energy portfolio are based on closing exchange prices and broker quotations. As of December 31, 2003 and December 31, 2002, PNM did not have any outstanding contracts that were valued using methods other than quoted prices. The Company did not change its methods for valuing its mark-to-market energy portfolio in 2003 as compared to 2002.

The following table provides detail of changes in the Company's mark-to-market energy portfolio net asset or liability balance sheet position from one period to the next (In thousands):

	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Sources of Fair Value Gain/(Loss)		
Fair value at beginning of year	**$ (927)**	$ (30,440)
Amount realized on contracts delivered during period	**(2,113)**	26,336
Changes in fair value	**3,473**	3,177
NET FAIR VALUE AT END OF PERIOD	**$ 433**	**$ (927)**
NET CHANGE RECORDED AS MARK-TO-MARKET	**$ 1,360**	**$ 29,513**

The following table provides the maturity of the net assets/(liabilities) of the Company, giving an indication of when these mark-to-market amounts will settle and generate/(use) cash. The following values were determined using broker quotes (In thousands):

	Fair Value at December 31, 2003: Less Than 1 Year	1-3 Years	Total
Maturities	$ 157	$ 276	$ 433

As of December 31, 2003, a decrease in market pricing of PNM's mark-to-market energy portfolio by 10% would have resulted in a decrease in net earnings of less than 1%. Conversely, an increase in market pricing of this portfolio by 10% would have resulted in an increase in net earnings of less than 1%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company assesses the risk of these long-term contracts and wholesale sales activities using the VAR method to maintain the Company's total exposure within management-prescribed limits. The Company utilizes the variance/covariance model of VAR, which is a probabilistic model that measures the risk of loss to earnings in market sensitive instruments. The variance/covariance model relies on statistical relationships to analyze how changes in different markets can affect a portfolio of instruments with different characteristics and market exposure. VAR models are relatively sophisticated. The quantitative risk information, however, is limited by the parameters established in creating the model. The instruments being evaluated may trigger a potential loss in excess of calculated amounts if changes in commodity prices exceed the confidence level of the model used. The VAR methodology employs the following critical parameters: volatility estimates, market values of open positions, appropriate market-oriented holding periods and seasonally adjusted correlation estimates. The Company's portfolio VAR calculation considers the Company's forward position for the preceding eighteen months. The mark-to-market VAR is calculated through the contract periods. The Company uses a holding period of three days as the estimate of the length of time that will be needed to liquidate the positions. The volatility and the correlation estimates measure the impact of adverse price movements both at an individual position level as well as at the total portfolio level. The two-tailed confidence level established is 99%. For example, if VAR is calculated at $10.0 million, it is estimated at a 99% confidence level that if prices move against PNM's positions, the Company's pre-tax gain or loss in liquidating the portfolio would not exceed $10.0 million in the three days that it would take to liquidate the portfolio.

The Company's VAR is regularly monitored by the Company's RMC. The RMC has put in place procedures to ensure that increases in VAR are reviewed and, if deemed necessary, acted upon to reduce exposures. The VAR represents an estimate of the potential gains or losses that could be recognized on PNM's wholesale power marketing portfolios given current volatility in the market, and is not necessarily indicative of actual results that may occur, since actual future gains and losses will differ from those estimated. Actual gains and losses may differ due to actual fluctuations in market rates, operating exposures, and the timing thereof, as well as changes to PNM's wholesale power marketing portfolios during the year.

The Company accounts for the sale of electric generation in excess of its retail needs or the purchase of power for retail needs as normal purchases and sales under SFAS 133. Transactions that do not meet the normal purchase or sale exception or the definition of a hedge under SFAS 133 are accounted for as energy marketing contracts and comprise PNM's mark-to-market portfolio. The VAR for the mark-to-market portfolio was $56 thousand at December 31, 2003. The Company also calculates a portfolio VAR for the preceding 18 months, which in addition to its mark-to-market portfolio includes all contracts designated as normal sales and purchases, hedges, and its estimated excess generation assets. This excess is determined using average peak forecasts for the respective block of power in the forward market. The Company's portfolio VAR was $9.2 million at December 31, 2003.

The following table shows the high, average and low market risk as measured by VAR on the Company's mark-to-market portfolio (In thousands):

	TWELVE MONTHS ENDED DECEMBER 31, 2003			
	HIGH	AVERAGE	LOW	PERIOD END
Three day holding period, 99% two-tailed confidence level	$ 727	$ 122	$ 1	$ 56
One day holding period, 99% two-tailed confidence level	$ 420	$ 70	$ –	$ 32
Ten day holding period, 95% two-tailed confidence level	$ 1,012	$ 170	$ 1	$ 78

Credit Risk

PNM is exposed to credit losses in the event of non-performance or non-payment by counterparties. The Company uses a credit management process to assess and monitor the financial conditions of counterparties. Credit exposure is also regularly monitored by the RMC. The Company provides for losses due to market and credit risk. PNM's credit risk with its largest counterparty as of December 31, 2003 was $23.5 million.

The following table provides information related to PNM's credit exposure as of December 31, 2003. The Company does not hold any credit collateral as of December 31, 2003. The table further delineates that exposure by the credit worthiness (credit rating) of the counterparties and provides guidance as to the concentration of credit risk to individual counterparties PNM may have. Also provided is an indication of the maturity of a company's credit risk by credit ratings of the counterparties.

SCHEDULE OF WHOLESALE OPERATIONS CREDIT RISK EXPOSURE DECEMBER 31, 2003

RATING (A)	NET CREDIT RISK EXPOSURE (B)	NUMBER OF COUNTER-PARTIES >10%	NET EXPOSURE OF COUNTER-PARTIES >10%
	(Dollars in thousands)		(Dollars in thousands)
Investment grade	$ 46,799	2	$23,536
Non-investment grade	162	–	–
Split rating	43	–	–
Internal ratings			
Investment grade	71	–	–
Non-investment grade	18,678	1	7,055
TOTAL	**$ 65,753**		$30,591

(a) *Rating* – Included in "Investment Grade" are counterparties with a minimum S&P rating of BBB- or Moody's rating of Baa3. If the counterparty has provided a guarantee by a higher rated entity (e.g., its parent), determination is based on the rating of its guarantor. The "Internal Ratings - Investment Grade" includes those counterparties that are internally rated as investment grade in accordance with the guidelines established in the Company's credit policy.

(b) *The Net Credit Risk Exposure* is the net credit exposure to PNM from its Wholesale Operations. This includes long-term contracts, forward sales and short-term sales. The exposure captures the net amounts due to PNM from receivables/payables for realized transactions, delivered and unbilled revenues, and mark-to-market gains/losses (pursuant to contract terms). Exposures are offset according to legally binding netting arrangements and reduced by credit collateral. Credit collateral includes cash deposits, letters of credit and performance bonds received from counterparties. Amounts are presented before those reserves that are determined on a portfolio basis.

MATURITY OF CREDIT RISK EXPOSURE DECEMBER 31, 2003

RATING	LESS THAN 2 YEARS	2-5 YEARS	TOTAL NET EXPOSURE
	(In thousands)	(In thousands)	(In thousands)
Investment grade	$ 34,795	$ 12,004	$ 46,799
Non-investment grade	162	–	162
Split rating	43	–	43
Internal ratings			
Investment grade	71	–	71
Non-investment grade	18,678		18,678
TOTAL	**$ 53,749**	$ 12,004	$ 65,753

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Natural Gas Supply Contracts

PNM hedges certain portions of natural gas supply contracts in order to protect its retail customers from adverse price fluctuations in the natural gas market. The financial impact of all hedge gains and losses, including the related costs of the program, is recoverable through the purchased gas adjustment clause. As a result, earnings are not affected by gains and losses generated by these instruments.

Interest Rate Risk

As of December 31, 2003 the Company had liquidated its investment portfolio of fixed-rate government obligations and corporate securities.

PNM has long-term debt which subjects it to the risk of loss associated with movements in market interest rates. The majority of the Company's long-term debt is fixed-rate debt, and therefore, does not expose the Company's earnings to a major risk of loss due to adverse changes in market interest rates. However, the fair value of all long-term debt instruments would increase by approximately 3.25% or $33.2 million if interest rates were to decline by 50 basis points from their levels at December 31, 2003. As of December 31, 2003, the fair value of PNM's long-term debt was $1,029 million as compared to a book-value of $987 million. In general, an increase in fair value would impact earnings and cash flows if PNM were to re-acquire all or a portion of its debt instruments in the open market prior to their maturity.

During the twelve months ended December 31, 2003, PNM contributed cash of $20.0 million and approximately $28.9 million in Holding Company common shares for plan year 2002 and 2003 to the trust for the Company's pension plan. In addition, the Company contributed cash of approximately $6.2 million to other post retirement benefits for plan year 2003. The securities held by the trusts had an estimated fair value of $563.7 million as of December 31, 2003, of which approximately 29% were fixed-rate debt securities that subject the Company to risk of loss of fair value with movements in market interest rates. If rates were to increase by 50 basis points from their levels at December 31, 2003, the decrease in the fair value of the securities would be 2.8% or $4.6 million. PNM does not currently recover or return through rates any losses or gains on these securities. The Company, therefore, is at risk for shortfalls in its funding of its obligations due to investment losses. The Company does not believe that long-term market returns over the period of funding will be less than required for the Company to meet its obligations. However, this belief is based on assumptions about future returns that are inherently uncertain.

Equity Market Risk

PNM contributes to trusts established to fund its share of the decommissioning costs of PVNGS and pension and other post-retirement benefits. The trusts hold certain equity securities as of December 31, 2003. These equity securities also expose the Company to losses in fair value. Approximately 63% of the securities held by the various trusts were equity securities as of December 31, 2003. The Company is currently implementing a change in the asset allocation in the pension portfolio, which will reduce the domestic equity exposure from 55% to 47.5%. Similar to the debt securities held for funding decommissioning and certain pension and other post-retirement costs, PNM does not recover or earn a return through rates on any losses or gains on these equity securities.

In 2001, the Company implemented an enhanced cash management strategy using derivative instruments based on the S&P 100, S&P 500, and Nasdaq composite indices. The strategy is designed to capitalize on high market volatility or benefit from market direction. An investment manager is utilized to execute the program. The risk related to the program is carefully managed by the RMC and has VAR and stop-loss limits established. Trades are typically closed-out before the end of a reporting period and within the same day of execution. In January 2004, the Company terminated the use of this derivative trading strategy for the enhanced cash management program.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ADITORS

The accompanying financial statements of PNM Resources, Inc. and its subsidiaries and Public Service Company of New Mexico and its subsidiaries, a wholly owned subsidiary of PNM Resources, Inc., have been prepared in conformity with accounting principles generally accepted in the United States of America.

The integrity and objectivity of data in these financial statements and accompanying notes, including estimates and judgments related to matters not concluded by year-end, are the responsibility of management as is all other information in this Annual Report. Management devotes ongoing attention to review and appraisal of its system of internal controls. This system is designed to provide reasonable assurance, at an appropriate cost, that PNM Resources, Inc.'s and Public Service Company of New Mexico's assets are protected, that transactions and events are recorded properly and that financial reports are reliable. The system is augmented by a staff of corporate auditors; careful attention to selection and development of qualified financial personnel; and programs to further timely communication and monitoring of policies, standards and delegated authorities.

The Audit and Ethics Committee of the Board of Directors of PNM Resources, Inc., composed entirely of outside directors who meet the independence criteria established by the NYSE, meets regularly with the financial managers, the corporate auditors and the independent auditors to review the work of each. The independent auditors and corporate auditors have free access to the Committee, without management representatives present, to discuss the results of their audits and their comments on the adequacy of internal controls and the quality of financial reporting.

Jeffry E. Sterba, Chairman, President and Chief Executive Officer and John R. Loyack, Senior Vice President and Chief Financial Officer have each filed the certification required under Section 302 of the Sarbanes-Oxley Act in the 2003 Form 10-K. The certifications can be found as Exhibit 31.1 and 31.2 in the Form 10-K.

JEFFRY E. STERBA **JOHN R. LOYACK**

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PNM RESOURCES, INC.

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of PNM Resources, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of earnings, retained earnings, comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003. As discussed in Note 9 to the consolidated financial statements, during 2003, the Company changed the actuarial valuation measurement date for the pension plan and other post-retirement benefit plans from September 30 to December 31.

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 8, 2004

CONSOLIDATED STATEMENTS OF EARNINGS

Consolidated Statements of Earnings (In thousands, except per share amounts)

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Operating Revenues: *(notes 1 and 2)*			
Electric	$ 1,097,136	$ 839,884	$ 1,881,375
Gas	358,267	277,406	371,265
Other	311	1,404	1,538
TOTAL OPERATING REVENUES	1,455,714	1,118,694	2,254,178
Operating Expenses:			
Cost of energy sold	802,731	499,751	1,438,646
Administrative and general	158,706	146,231	155,392
Energy production costs	140,584	149,528	152,455
Depreciation and amortization	115,649	102,409	96,936
Transmission and distribution costs	60,070	63,870	69,001
Taxes, other than income taxes	31,310	34,244	30,302
Income taxes (notes 1 and 8)	28,072	20,887	88,769
TOTAL OPERATING EXPENSES	1,337,122	1,016,920	2,031,501
OPERATING INCOME	118,592	101,774	222,677
Other Income and Deductions *(note 16):*			
Other income	52,705	48,360	52,147
Other deductions	(46,153)	(12,306)	(67,257)
Income tax (expense) benefit (notes 1 and 8)	183	(12,144)	7,706
NET OTHER INCOME AND DEDUCTIONS	6,735	23,910	(7,404)
EARNINGS BEFORE INTEREST CHARGES	125,327	125,684	215,273
Interest Charges:			
Interest on long-term debt (note 4)	59,429	56,409	62,716
Other interest charges	6,760	5,003	2,124
NET INTEREST CHARGES	66,189	61,412	64,840
PREFERRED STOCK DIVIDEND REQUIREMENTS OF SUBSIDIARY	586	586	586
NET EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	58,552	63,686	149,847
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES NET OF TAX OF $23,999 (NOTES 9, 12 AND 17)	36,621	–	–
NET EARNINGS	$ 95,173	$ 63,686	$ 149,847
Net Earnings per Common Share *(note 7):*			
Basic	$ 2.39	$ 1.63	$ 3.83
Diluted	$ 2.37	$ 1.61	$ 3.77
DIVIDENDS PAID PER SHARE OF COMMON STOCK	$ 0.91	$ 0.86	$ 0.80

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED BALANCE SHEETS

Consolidated Statements of Retained Earnings (In thousands)

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
BALANCE AT BEGINNING OF YEAR	**$ 444,651**	$ 415,388	$ 296,843
Net earnings	**95,173**	63,686	149,847
Dividends (note 4):			
Common stock	**(36,755)**	(34,423)	(31,302)
BALANCE AT END OF YEAR	**$ 503,069**	$ 444,651	$ 415,388

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets (In thousands)

ASSETS

	YEAR ENDED DECEMBER 31,	
	2003	2002
Utility Plant: (notes 1, 11 and 13)		
Electric plant in service	**$ 2,419,162**	$ 2,301,673
Gas plant in service	**630,949**	615,907
Common plant in service and plant held for future use	**48,735**	79,987
	3,098,846	2,997,567
Less accumulated depreciation and amortization	**1,063,645**	1,102,443
	2,035,201	1,895,124
Construction work in progress	**133,317**	173,248
Nuclear fuel, net of accumulated amortization of $15,995 and $16,568	**25,917**	26,832
Net utility plant	**2,194,435**	2,095,204
Other Property and Investments:		
Investment in lessor notes (notes 5 and 6)	**330,339**	350,479
Other investments (notes 1 and 6)	**114,273**	92,225
Non-utility property, net of accumulated depreciation of $1,755 and $1,750	**1,455**	1,528
TOTAL OTHER PROPERTY AND INVESTMENTS	**446,067**	444,232
Current Assets:		
Cash and cash equivalents	**12,694**	3,702
Accounts receivables, net of allowance for uncollectible accounts of $9,284 and $15,575	**68,258**	46,914
Unbilled revenues (note 1)	**82,899**	88,438
Other receivables	**47,042**	53,052
Inventories (note 1)	**40,799**	37,230
Regulatory assets (note 3)	**15,436**	1,061
Short-term investments (notes 1 and 6)	**-**	79,630
Other current assets	**38,835**	32,753
TOTAL CURRENT ASSETS	**305,963**	342,780
Deferred charges:		
Regulatory assets (note 3)	**215,416**	196,283
Prepaid retirement cost (note 9)	**85,782**	39,665
Other deferred charges	**130,966**	129,063
TOTAL DEFERRED CHARGES	**432,164**	365,011
	$ 3,378,629	$ 3,247,227

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

CAPITALIZATION AND LIABILITIES

	AS OF DECEMBER 31, 2003	2002
Capitalization:		
Common stockholders' equity:		
Common stock outstanding 40,259 and 39,118 shares, no par value (note 4)	$ 647,722	$ 624,119
Accumulated other comprehensive loss, net of tax (note 1)	(73,487)	(94,721)
Retained earnings	503,069	444,651
TOTAL COMMON STOCKHOLDERS' EQUITY	1,077,304	974,049
Minority interest (notes 1 and 5)	–	11,760
Cumulative preferred stock without mandatory redemption requirements (note 4)	12,800	12,800
Long-term debt (note 4)	987,210	980,092
TOTAL CAPITALIZATION	2,077,314	1,978,701
Current Liabilities:		
Short-term debt	125,918	150,000
Accounts payable	86,155	90,355
Accrued interest and taxes (notes 1 and 8)	23,477	46,189
Other current liabilities	110,031	99,019
TOTAL CURRENT LIABILITIES	345,581	385,563
Deferred Credits:		
Accumulated deferred income taxes (notes 1 and 8)	250,098	139,732
Accumulated deferred investment tax credits (notes 1 and 8)	38,462	41,583
Regulatory liabilities (note 3)	316,384	279,952
Asset retirement obligations (note 12)	46,416	–
Minimum pension liability	128,825	141,175
Accrued post-retirement benefit cost (note 9)	20,638	17,335
Other deferred credits (note 14)	154,911	263,186
TOTAL DEFERRED CREDITS	955,734	882,963
Commitments and Contingencies (note 13)	–	–
	$ 3,378,629	$ 3,247,227

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (In thousands)

	AS OF DECEMBER 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net earnings	$ 95,173	$ 63,686	$ 149,847
Adjustments to reconcile net earnings to net cash flows from operating activities:			
Depreciation and amortization	144,854	115,415	106,768
Allowance for equity funds used during construction	(2,589)	–	–
Accumulated deferred income tax	90,175	44,138	(36,066)
Transition costs write-off	16,720	–	–
Loss on reacquired debt	16,576	–	–
Cumulative effect of a change in accounting principle	(60,620)	–	–
Asset write-offs	–	4,817	36,496
Merger costs	–	(2,436)	17,975
Net unrealized losses on trading and investment contracts	(1,360)	(29,513)	26,172
Wholesale credit reserve	(2,433)	–	(5,406)
Other, net	–	2,083	(4,297)
Changes in certain assets and liabilities:			
Accounts receivables	(21,344)	2,830	36,297
Unbilled revenues	5,539	3,936	22,765
Accrued post-retirement benefit costs	(14,962)	(18,986)	2,873
Other assets	(5,972)	(41,152)	17,841
Accounts payable	(7,317)	34,597	(91,378)
Accrued interest and taxes	(22,712)	(25,833)	35,133
Other liabilities	(1,036)	(56,223)	12,326
NET CASH FLOWS FROM OPERATING ACTIVITIES	228,692	97,359	327,346
Cash Flows From Investing Activities:			
Utility plant additions	(167,701)	(229,629)	(253,899)
Nuclear fuel additions	(9,503)	(10,596)	(10,945)
Redemption of available-for-sale investments	80,291	76,633	(150,000)
Combustion turbine payments	(11,136)	(29,975)	–
Bond purchase	(6,675)	(5,572)	–
Return of principal PVNGS lessor notes	18,360	17,531	16,674
Merger acquisition costs	–	–	(11,567)
Other	(5,203)	(18,819)	2,723
NET CASH FLOWS FROM INVESTING ACTIVITIES	(101,567)	(200,427)	(407,014)
Cash Flows From Financing Activities:			
Short-term borrowings (repayments), net (note 4)	(24,082)	115,000	35,000
Long-term debt borrowings	483,882	–	–
Long-term debt repayments	(476,572)	–	–
Premium on long-term debt refinancing	(23,905)	–	–
Refund costs of pollution control bonds	(31,427)	–	–
Exercise of employee stock options (note 10)	(9,639)	(2,412)	(2,179)
Dividends paid	(36,702)	(34,226)	(31,676)
Other	312	–	(560)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(118,133)	78,362	385
Increase (Decrease) in Cash and Cash Equivalents	8,992	(24,706)	(79,283)
Beginning of Year	3,702	28,408	107,691
End of Year	$ 12,694	$ 3,702	$ 28,408
Supplemental Cash Flow Disclosures:			
Interest paid, net of capitalized interest	$ 69,046	$ 53,041	$ 62,216
Income taxes paid (refunded), net	$ (23,154)	$ 13,541	$ 72,146
Non Cash Transactions:			
Long-term debt assumed for transmission line	$ –	$ 26,152	$ –
Pension contribution of PNM Resources, Inc. common shares	$ 28,950	$ –	$ –

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

Consolidated Statements of Capitalization (In thousands)

	AS OF DECEMBER 31, 2003	2002
Common Stock Equity:		
Common Stock, no par value (note 4)	$ 647,722	$ 624,119
Accumulated other comprehensive income, net of tax (note 1)	(73,487)	(94,721)
Retained earnings	503,069	444,651
TOTAL COMMON STOCK EQUITY	1,077,304	974,049
Minority Interest (notes 1 and 5)	–	11,760
Cumulative Preferred Stock: (note 4)		
Without mandatory redemption requirements:		
1965 Series, 4.58% with a stated value of $100.00 and a current redemption price of $102.00. Outstanding shares at December 31, 2003 and 2002 were 128,000	12,800	12,800
Long-Term Debt: (note 4)		
Issue and Final Maturity		
First Mortgage Bonds, Pollution Control Revenue Bonds:		
5.7% due 2016	65,000	65,000
6.375% due 2022	–	46,000
TOTAL FIRST MORTGAGE BONDS	65,000	111,000
Senior Unsecured Notes, Pollution Control Revenue Bonds:		
6.30% due 2016	77,045	77,045
5.75% due 2022	37,300	37,300
5.80% due 2022	100,000	100,000
6.375% due 2022	90,000	90,000
6.375% due 2023	–	36,000
6.40% due 2023	–	100,000
6.30% due 2026	23,000	23,000
6.60% due 2029	11,500	11,500
2.75% due 2033	46,000	–
2.75% due 2033	100,000	–
2.75% due 2038	36,000	–
TOTAL SENIOR UNSECURED NOTES, POLLUTION CONTROL REVENUE BONDS	520,845	474,845
Senior Unsecured Notes:		
7.10% due 2005	–	268,420
4.40% due 2008	300,000	–
7.50% due 2018	100,025	100,025
EIP debt	–	26,152
Other, including unamortized discounts	1,340	(350)
Total long-term debt	987,210	980,092
TOTAL CAPITALIZATION	$ 2,077,314	$ 1,978,701

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income (Loss) (In thousands)

	AS OF DECEMBER 31,		
	2003	2002	2001
NET EARNINGS	$ 95,173	$ 63,686	$ 149,847
Other Comprehensive Income (Loss):			
UNREALIZED GAIN (LOSS) ON SECURITIES:			
Unrealized holding gains arising during the period, net of tax expense of $1,256, $853 and $46	1,916	1,303	70
Reclassification adjustment for losses included in net income, net of tax benefit of $440, $602 and $345	(672)	(919)	(526)
MINIMUM PENSION LIABILITY ADJUSTMENT			
Net of tax expense (benefit) of $6,284, $(36,085) and $(18,912)	9,589	(55,061)	(28,858)
MARK-TO-MARKET ADJUSTMENT FOR CERTAIN DERIVATIVE TRANSACTIONS:			
Initial implementation of SFAS 133 designated cash flow hedges, net of tax expense of $4,029	–	–	6,148
Change in fair market value of designated cash flow hedges, net of tax expense (benefit) of $6,816, $(6,790) and $226	10,401	(10,361)	345
Reclassification adjustment for losses included in net income, net of tax benefit of $450 and $4,029	–	(687)	(6,148)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	21,234	(65,725)	(28,969)
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 116,407	$ (2,039)	$ 120,878

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

(1) SUMMARY OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PNM Resources, Inc. (the "Holding Company") is an investor-owned holding company of energy and energy related businesses. Its principal subsidiary, Public Service Company of New Mexico ("PNM"), is an integrated public utility primarily engaged in the generation, transmission, distribution and sale and marketing of electricity; transmission, distribution and sale of natural gas within the State of New Mexico and the sale and marketing of electricity in the Western United States. The business of PNM constitutes substantially all of the business of Holding Company and its subsidiaries. Therefore, the financial results and results of operations of PNM are virtually identical to the consolidated results of the Holding Company and its subsidiaries. For ease of discussion, these notes may use the term "Company" when referring to PNM or when discussing matters of common applicability to the Holding Company and PNM. In addition, the Holding Company provides energy and utility related services under its wholly-owned subsidiary, Avistar, Inc. ("Avistar").

Upon the completion on December 31, 2001, of a one-for-one share exchange between PNM and the Holding Company, the Holding Company became the parent company of PNM. Prior to the share exchange, the Holding Company had existed as a subsidiary of PNM. The new parent company began trading on the New York Stock Exchange under the same PNM symbol beginning on December 31, 2001.

Presentation

The Notes to Consolidated Financial Statements of the Company are presented on a combined basis. The Holding Company assumed substantially all of the corporate activities of PNM on December 31, 2001. These activities are billed to PNM on a cost basis to the extent they are for the corporate management of PNM and are allocated to the operating segments. In January 2002, Avistar and certain inactive subsidiaries of PNM were transferred by way of a dividend to the Holding Company pursuant to an order from the New Mexico Public Regulation Commission ("PRC"). Readers of the Notes to Consolidated Financial Statements should assume that the information presented applies to the consolidated results of operations and financial position of both the Holding Company and its subsidiaries and PNM, except where the context or references clearly indicate otherwise. Discussions regarding specific contractual obligations generally reference the company that is legally obligated. In the case of contractual obligations of PNM, these obligations are consolidated with the Holding Company and its subsidiaries under generally accepted accounting principles ("GAAP"). Broader operational discussions refer to the Company.

Accounting Principles

The Company maintains its accounting records in accordance with the uniform system of accounts prescribed by the Federal Energy Regulatory Commission ("FERC") and the National Association of Regulatory Utility Commissioners, and adopted by the New Mexico Public Regulation Commission ("PRC").

The Company's accounting policies conform to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 requires a rate-regulated entity to reflect the effects of certain regulatory decisions in its financial statements. In accordance with SFAS 71, the Company has deferred certain costs and recorded certain liabilities pursuant to the rate actions of the FERC, and the PRC and its predecessor. These "regulatory assets" and "regulatory liabilities" are enumerated and discussed in Note 3.

The Company discontinued the application of SFAS 71 as of December 31, 1999, for the generation portion of its business effective with the passage of the Electric Utility Industry Restructuring Act of 1999 ("Restructuring Act") in accordance with Statement of Financial Accounting Standards No. 101, "Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"). In October 2002, the Company and several other parties signed the Global Electric Agreement that provided for a five-year rate path for the Company's New Mexico jurisdictional customers beginning in September of 2003 (see Note 13 for further discussion). In response to the Global Electric Agreement, the New Mexico Legislature repealed the Restructuring Act. As a result, the Company re-applied SFAS 71 to its generation portion of its business during the first quarter of 2003 as a result of the PRC approving the Global Electric Agreement in January 2003.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which it owns a majority voting interest. Corporate administrative and general expenses, which represent costs that are driven primarily by corporate level activities, are allocated to the business segments. There were no other significant intercompany transactions between the Holding Company and PNM in 2003 and 2002, except for the common dividend, consolidation of PVNGS capital trust and minority interest described in Note 5. All significant intercompany transactions and balances have been eliminated.

The Company adopted Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, issuers are required to classify as liabilities a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. The FASB has indefinitely deferred the classification and measurement provisions and adoption of SFAS 150 in relation to limited life entities. Upon adoption, the Company reclassified approximately $10 million from minority interest to other deferred credits on its consolidated balance sheets at December 31, 2003.

Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual recorded amounts could differ from those estimated.

Cash and Cash Equivalents

All liquid investments with maturities of three months or less at the date of purchase are considered cash equivalents.

Utility Plant

Utility plant is stated at cost, which includes capitalized payroll-related costs such as taxes, pension and other fringe benefits, administrative costs, an allowance for funds used during construction and any carrying value adjustment as deemed appropriate.

It is Company policy to charge repairs and minor replacements of property to maintenance expense and to charge major replacements to utility plant. Gains or losses resulting from retirements or other dispositions of regulated property in the normal course of business are credited or charged to the accumulated provision for depreciation.

Allowance For Funds Used During Construction ("AFUDC")

As provided by the uniform systems of accounts, AFUDC is charged to utility plant. AFUDC represents the cost of borrowed funds (allowance for borrowed funds used during construction) and a return on other funds (allowance for equity funds used during construction).

The calculation of AFUDC should be performed if its subsequent inclusion in allowable costs for rate-making purposes is probable. In 2003, PNM recorded $3.9 million of AFUDC on certain construction projects. PNM did not record AFUDC on construction projects in 2002 and 2001.

Capitalized Interest

SFAS 34, "Capitalization of Interest Costs," requires that interest cost be capitalized as part of the historical cost of acquiring certain assets and is calculated using only the cost of borrowing. Under GAAP, interest can only be capitalized on non-SFAS 71 assets. PNM capitalizes interest on its generation projects not included in rate base that are under construction and software costs. The interest cost to be capitalized is theoretically that portion of interest expense that could have been avoided if construction expenditures were not made. The rate used for capitalization is the rate for borrowings specific to the project. If there are no specific borrowings, the weighted average borrowing rate for the Company is used. PNM has not borrowed any funds specifically for any projects; therefore interest was being capitalized at the overall weighted average borrowing rate of 6.4%. PNM's capitalized interest was $1.2 million and $6.4 million in 2003 and 2002, respectively. No interest was capitalized in 2001.

Inventories

Inventory consists principally of materials and supplies, natural gas held in storage for eventual resale, and coal held for use in electric generation.

Generally, materials and supplies include the costs of transmission, distribution and generating plant materials. Materials and supplies are charged to inventory when purchased and are expensed or capitalized as appropriate when issued. Materials and supplies are valued using an average costing method. Obsolete materials and supplies are immediately expensed when identified.

Gas in underground storage is valued using a weighted average inventory method. Withdrawals are charged to sales service customers through the Purchased Gas Adjustment Clause ("PGAC"). Adjustments to gas in underground storage due to migration are charged to the PGAC and are based on a PRC pre-approved percentage of injections.

Coal is valued using a rolling weighted average costing method that is updated based on the current period cost per tons. Periodic aerial surveys are performed and any material adjustments are recorded as identified.

Inventories consisted of the following at December 31, (in thousands).

	2003	2002
Coal	$ 11,282	$ 12,678
Gas in underground storage	4,295	2,001
Materials and supplies	25,222	22,551
	$ 40,799	$ 37,230

Investments

The Company's investments are comprised of U.S., state, and municipal government obligations and corporate securities. Investments with maturities of less than one year are considered short-term and are carried at fair value. All investments are held in the Company's name and are in the custody of major financial institutions. The specific identification method is used to determine the cost of securities disposed of, with realized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

gains and losses reflected in other income and expense. At December 31, 2003 and 2002, all of the Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included in other comprehensive income, net of any related tax effect.

Revenue Recognition

The Company's Utility Operations record electric and gas operating revenues in the period of delivery, which includes estimated amounts for service rendered but unbilled at the end of each accounting period.

The determination of the energy sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue is estimated. Unbilled electric revenue is estimated based on the daily generation volumes, estimated customer usage by class, weather factors, line losses and applicable customer rates based on regression analyses reflecting historical trends and experience.

The Company purchases gas on behalf of sales-service customers while other marketers or producers purchase gas on behalf of transportation-service customers. The Company collects a cost of service revenue for the transportation, delivery, and customer service provided to these customers. Sales-service tariffs are subject to the terms of the PGAC while transportation service customers are metered and billed on the last day of the month. Therefore, the Company estimates unbilled decatherms and records cost of service and PGAC revenues for sales-service customers only.

The Company's Wholesale Operations revenues are recognized in the month the energy is delivered to the customer and are based on the actual amounts supplied to the customer. However, in accordance with the Western Systems Power Pool contract, these revenues are billed in the month subsequent to their delivery. Consequently, wholesale revenues for the last month in any reporting period are unbilled when reported.

These electricity sales are recorded as operating revenues while the electricity purchases are recorded as costs of energy sold. These amounts were recorded on a gross basis, because the Company does not act as an agent or broker for these merchant energy contracts but takes title and has the risks and rewards of ownership. Effective October 1, 2003, non-normal derivative contracts that are net settled or "booked-out" are recorded net in operating revenues. A book-out is the unplanned netting of off-setting purchase and sale transactions. A book-out is a transmission mechanism to reduce congestion on the transmission system or administrative burden (see further discussion in Financial Instruments in this same footnote). Specifically, adopting EITF Issue 03-11 "Reporting Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes" ("EITF 03-11") affected the comparability of 2003 Consolidated Financial Statements to those of prior years. The Consolidated Statements of Income for 2002 and 2001 were not reclassified.

The Company enters into merchant energy contracts to take advantage of market opportunities associated with the purchase and sale of electricity. Unrealized gains and losses resulting from the impact of price movements on the Company's derivative energy contracts that are not designated normal purchases and sales or hedges are recognized as adjustments to Wholesale Operations operating revenues. The market prices used to value these transactions reflect management's best estimate considering various factors including closing exchange and over-the-counter quotations, time value and volatility factors underlying the commitments.

Depreciation and Amortization

Provision for depreciation and amortization of utility plant is made based upon rates approved by the PRC. The average rates used are as follows:

	2003	2002	2001
Electric plant	**3.33%**	3.42%	3.39%
Gas plant	**2.96%**	3.02%	3.21%
Common plant	**8.38%**	7.34%	6.92%

The provision for depreciation of certain equipment is charged to depreciation expense and allocated to construction projects based on the use of the equipment. Depreciation of non-utility property is computed based on the straight-line method. Amortization of nuclear fuel is computed based on the units of production method.

Decommissioning Costs

Accounting for decommissioning costs for nuclear and fossil-fuel generation involves significant estimates related to costs to be incurred many years in the future after plant closure. Changes in these estimates could significantly impact the Company's financial position, results of operation and cash flows. The Company owns and leases nuclear and fossil-fuel facilities that are within and outside of its retail service areas. The Company adopted the accounting requirements of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") on January 1, 2003 (see Note 12). Under SFAS 143, the Company is only required to recognize and measure decommissioning liabilities for tangible long-lived assets for which a legal obligation exists. Adoption of the statement changed the Company's method of accounting for both nuclear generation decommissioning and fossil-fuel generation decommissioning. Nuclear decommissioning costs are based on site-specific estimates of the costs for removing all radioactive and other structures at the site. PVNGS Unit 3 is currently excluded from the Company's retail rates base while Units 1 and 2 are included in the Company's retail rates. The Company collects a provision for ultimate decommissioning of Units 1 and 2 in its rates and recognizes a corresponding expense and liability for these amounts. Fossil-fuel decommissioning costs are also approved by the PRC as a component of the Company's depreciation rates. The Company believes that it will continue to be able to collect for its legal asset retirement obligations for nuclear and fossil-fuel generation activities included in the ratemaking process.

In addition, the Company has a contractual obligation with the PVNGS participants to fund separately the nuclear decommissioning at a level in excess of what the Company has identified as its legal asset retirement obligation under SFAS 143. The contractual funding obligation is based on a site-specific estimate prepared by a third party. The Company's most recent site-specific estimates for nuclear decommissioning costs were developed in 2001, using 2001 cost factors, and are based on prompt dismantlement decommissioning, reflecting the costs of removal discussed above, with such removal occurring shortly after operating license expiration. The Company's share of the contractual funding obligation through the end of the licensing terms is approximately $201 million (measured in 2001 dollars). The estimates are subject to change based on a variety of factors, including cost escalation, changes in technology applicable to nuclear decommissioning and changes in federal, state or local regulations. The operating licenses for PVNGS Units 1, 2 and 3 will expire in 2025, 2026, and 2027, respectively. The Company does not have a similar contractual funding obligation related to its fossil-fuel plants.

Amortization of Debt Acquisition Costs

Discount, premium and expense related to the issuance of long-term debt are amortized over the lives of the respective issues. In connection with the early retirement of long-term debt, such amounts associated with resources subject to PRC regulation are amortized over the lives of the respective issues. Amounts associated with the Company's firm-requirements wholesale customers and its resources excluded from PRC retail rates are recognized immediately as expense or income as they are incurred.

Financial Instruments

Effective January 1, 1999, the Company adopted EITF Issue No. 98-10 which requires that energy trading contracts be marked-to-market (measured at fair value determined as of the balance sheet date with the gains and losses included in earnings).

The Company implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended, on January 1, 2001. SFAS 133, as amended, establishes accounting and reporting standards requiring derivative instruments to be recorded in the balance sheet as either an asset or liability measured at their fair value. SFAS 133, as amended, also requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting or normal purchase and sale criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The results of hedge ineffectiveness and the change in fair value of a derivative that an entity has chosen to exclude from hedge effectiveness are required to be presented in current earnings. All energy contracts marked-to-market under EITF 98-10 were subject to mark-to-market accounting upon adoption of SFAS 133.

On October 25, 2002, the EITF reached a final consensus on EITF 02-3 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities", EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" and Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") that rescinded EITF 98-10 and required that all energy contracts held for trading purposes be presented on a net margin basis in the statement of earnings. The rescission of EITF 98-10 requires that energy contracts which do not meet the definition of a derivative under SFAS 133 no longer be marked to market and recognized in current earnings. As a result, all contracts which were marked to market under EITF 98-10 and must now be accounted for under the accrual method and written back to cost with any difference included as a cumulative effect of a change in accounting principle in the period of adoption. This transition provision was effective January 1, 2003. The rescission of EITF 98-10 did not have a material impact on the Company's financial condition or results of operations as all contracts previously marked to market under the definition provided in EITF 98-10 also met the definition of a derivative under SFAS 133 and are properly recorded at fair value with gains and losses recorded in earnings. The Company reviewed its energy contract portfolio to determine whether its contracts meet the definition of trading activities under EITF 02-3. As a result, the Company has reclassified those contracts previously accounted for under EITF 98-10 to a net margin basis for the fiscal years ended December 31, 2002 and 2001. The Company will not report revenues and cost of energy sold on a net margin basis on a prospective basis as a result of the application of EITF 02-3 as none of the Company's marketing activities meet the definitions of trading activities as prescribed by EITF 02-3. For the years ended December 31, 2002 and 2001, wholesale purchases of $74.0 million and $89.4 million were netted with electric revenues in the consolidated statement of earnings (see Note 2).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") was effective for all electricity contracts entered into by the Company or modified after June 30, 2003. Under SFAS 149, the Company treats all forward electric purchases and sales contracts subject to unplanned netting or book-out by the transmission provider as derivative instruments subject to mark-to-market accounting, unless the contract qualifies for the normal exception by meeting SFAS 149's definition of a capacity contract. Under this definition, the contract cannot permit net settlement, the seller must have the resources to serve the contract and the buyer must be a load serving entity. Upon adoption, SFAS 149 did not have a material impact on the Company's financial condition or results of operation.

EITF 03-11 was effective for the Company on October 1, 2003. EITF 03-11 gives guidance on whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis and concludes such classification is a matter of judgment that depends on the relevant facts and circumstances. The Company nets all realized gains and losses on non-normal derivative transactions that do not physically deliver and that are offset by similar transactions during settlement. For the year ended December 31, 2003, wholesale purchases of $15.0 million were netted with electric revenues in the consolidated statement of earnings (see Note 2).

Stock Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the exercise price of the granted stock option. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant.

At December 31, 2003, the Company had three stock-based employee compensation plans of which stock options continue to be granted under only two of the plans. These plans are described more fully in Note 10. Had compensation expense for the Company's stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the effect on the Company's pro form a net earnings and pro form a earnings per share would be as follows (in thousands, except per share data):

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
NET EARNINGS:	**$ 95,173**	$ 63,686	$ 149,847
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(2,200)**	(4,402)	(3,351)
PRO FORM A NET EARNINGS	**$ 92,973**	$ 59,284	$ 146,496
Earnings per share:			
Basic – as reported	**$ 2.39**	$ 1.63	$ 3.83
Basic – pro form a	**$ 2.34**	$ 1.52	$ 3.74
Diluted – as reported	**$ 2.37**	$ 1.61	$ 3.77
Diluted – pro form a	**$ 2.32**	$ 1.50	$ 3.69

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) reports a measure for accumulated changes in equity of the Company that results from transactions and other economic events other than transactions with shareholders. The following table sets forth the changes in each component of accumulated other comprehensive income (loss) (In thousands):

	UNREALIZED GAIN (LOSS) ON SECURITIES	MINIMUM PENSION LIABILITY	MARK-TO-MARKET FOR CERTAIN DERIVATIVE TRANSACTIONS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
BALANCE AT DECEMBER 31, 2000	$ (1,518)	$ 1,545	$ –	$ 27
Period change in:				
Minimum pension liability adjustment	–	28,858	–	28,858
Unrealized holding gains arising from the period	(70)	–	–	(70)
Reclassification adjustment for losses included in net income	526	–	–	526
Initial implementation of SFAS 133 designated cash flow hedges	–	–	6,148	6,148
Change in fair market value of designated cash flow hedges	–	–	(345)	(345)
Reclassification adjustment for losses included in net income	–	–	(6,148)	(6,148)
BALANCE AT DECEMBER 31, 2001	(1,062)	30,403	(345)	28,996
Period change in:				
Minimum pension liability adjustment	–	55,061	–	55,061
Unrealized holding gains arising from the period	(1,303)	–	–	(1,303)
Reclassification adjustment for losses included in net income	919	–	–	919
Change in fair market value of designated cash flow hedges	–	–	10,361	10,361
Reclassification adjustment for losses included in net income	–	–	687	687
BALANCE AT DECEMBER 31, 2002	(1,446)	85,464	10,703	94,721
Period change in:				
Minimum pension liability adjustment	–	(9,589)	–	(9,589)
Unrealized holding gains arising from the period	(1,916)	–	–	(1,916)
Reclassification adjustment for losses included in net income	672	–	–	672
Change in fair market value of designated cash flow hedges	–	–	(10,401)	(10,401)
BALANCE AT DECEMBER 31, 2003	$ (2,690)	$ 75,875	$ 302	$ 73,487

Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which uses the asset and liability method for accounting for income taxes. Under SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Current PRC approved rates include the tax effects of the majority of these differences. SFAS No. 109 requires that rate-regulated enterprises record deferred income taxes for temporary differences accorded flow-through treatment at the direction of a regulatory commission. The resulting deferred tax assets and liabilities are recorded at the expected cash flow to be reflected in future rates. Because the PRC has consistently permitted the recovery of previously flowed-through tax effects, the Company has established regulatory liabilities and assets offsetting such deferred tax assets and liabilities. Items accorded flow-through treatment under PRC orders, deferred income taxes and the future ratemaking effects of such taxes, as well as corresponding regulatory assets and liabilities, are recorded in the financial statements.

Asset Impairment

The Company evaluates its tangible long-lived assets in relation to their future undiscounted cash flows to assess recoverability in accordance with SFAS 144. Impairment testing of power generation assets is performed periodically in response to changes in market conditions. The Company considers its power generation assets used to supply jurisdictional and wholesale markets as a combined group due to its joint dispatch of these assets. Generation assets used primarily for reliability purposes are evaluated separately as a group. The Company did not recognize any impairment on its long-lived assets for the years 2001 through 2003.

Change in Presentation

Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

(2) SEGMENT INFORMATION

The Holding Company is an investor-owned holding company of energy and energy related businesses. Its principal subsidiary, PNM, is an integrated public utility primarily engaged in the generation, transmission and distribution of electricity; transmission, distribution and sale of natural gas within the State of New Mexico; and the sale and marketing of electricity in the Western United States. In addition, the Holding Company provides energy and technology related services through its wholly owned subsidiary, Avistar.

As it currently operates, the Company's principal business segments, whose operating results are regularly reviewed by the Company's management, are Utility Operations and Wholesale Operations ("Wholesale"). Utility Operations include Electric Services ("Electric"), Gas Services ("Gas") and Transmission Services ("Transmission"). In 2003, the Company began allocating its business and results between the Electric and Wholesale segments for financial reporting purposes based on the assets allocations as mandated in the Global Electric Agreement (see Note 13 – Commitments and Contingencies – Global Electric Agreement). Certain prior period amounts have been reclassified to conform to the current year presentation. In addition, Transmission was reclassified from Electric and disclosed as its own business segment during the second quarter of 2003.

The following segment presentation is based on the methodology that the Company's management uses for making operating decisions and assessing performance of its various business activities. As such, the following presentation reports operating results without regard to the effect of accounting or regulatory changes and similar one-time items not related to normal operations. Reconciliation to the consolidated financial statements is provided.

In addition, adjustments related to EITF Issue 02-03 "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities" and 03-11 "Reporting Realized Gains and Losses on Derivative Instruments that are subject to FASB statement No. 133 and Not Held for Trading Purposes" are excluded. These accounting pronouncements require a net presentation of trading gains and losses and realized gains and loss for certain non-trading derivatives. Management evaluates wholesale operations on a gross presentation basis due to its net asset-backed marketing strategy and the importance it places on the Company's ability to repurchase and remarket previously sold capacity. The Company has publicly referred to this as "velocity".

Utility Operations

ELECTRIC

Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico. The Company provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico. Customer rates for retail electric service are set by the PRC based on the provisions of the Global Electric Agreement.

GAS

Gas distributes natural gas to most of the major communities in New Mexico, including two of New Mexico's three largest metropolitan areas, Albuquerque and Santa Fe. The Company's customer base includes both sales-service customers and transportation-service customers. PNM purchases natural gas in the open market and resells it at cost to its distribution customers. As a result, increases or decreases in gas revenues resulting from wholesale gas price fluctuations do not impact the Company's consolidated gross margin or earnings.

TRANSMISSION

The Company owns or leases transmission lines, interconnected with other utilities in New Mexico and south and east into Texas, west into Arizona, and north into Colorado and Utah. Transmission revenues consist of sales to third parties as well as to Electric and Wholesale.

Wholesale Operations

Wholesale consists of the generation and sale of electricity into the wholesale market based on three product lines that include long-term contracts, forward sales and short-term sales. The source of these sales is supply created by selling the unused capacity of jurisdictional assets as well as the capacity of the Company's wholesale, plants excluded from retail rates. Both regulated and unregulated generation is jointly dispatched in order to improve reliability, provide the most economic power to retail customers and maximize profits on any wholesale transactions.

Long-term contracts include sales to firm-requirements and other wholesale customers with multi-year arrangements. These contracts range from 2 to 17 years with an average of 7.5 years. Forward sales include third party purchases in the forward market that range from 1 month to 3 years. These transactions do not qualify as normal sales and purchases as defined in SFAS 133, and thus are generally marked to market. Short-term sales generally include spot market, hour ahead, day ahead and week ahead contracts with terms of 30 days or less. Also included in short-term sales are sales of any excess generation not required to fulfill PNM's retail load and contractual commitments. Short-term sales also cover the revenue credit to retail customers as specified in the Global Electric Agreement.

Corporate and Other

The Holding Company performs substantially all of the corporate activities of PNM. These activities are billed to PNM on a cost basis to the extent they are for the corporate management of PNM and are allocated to the operating segments. The Holding Company's wholly-owned subsidiary, Avistar, was formed in August 1999 as a New Mexico corporation and is currently engaged in certain unregulated and non-utility businesses. In January 2002, Avistar was dividended by PNM to the Holding Company pursuant to an order from the PRC.

Summarized financial information by business segment for the year ended December 31, 2003 is as follows (In thousands):

	UTILITY				
	ELECTRIC	GAS	TRANSMISSION	ELIMINATIONS	TOTAL
2003:					
Operating revenues:					
External customers	$ 543,850	$ 358,267	$ 19,453	$ –	$ 921,570
Intersegment revenues	–	–	32,499	(32,499)	–
Depreciation and amortization	63,428	22,186	10,104	–	95,718
Interest income	28,703	2,437	(34)	–	31,106
Interest charges	24,737	13,406	6,566	–	44,709
Total income tax expense (benefit)	34,649	(84)	3,233	–	37,798
Operating income	56,587	11,451	11,417	–	79,455
Segment net income (loss)	51,435	(128)	4,933	–	56,240
TOTAL ASSETS	1,429,291	509,111	275,301	–	2,213,703
GROSS PROPERTY ADDITIONS	74,922	45,616	33,901	–	154,439

	WHOLESALE	CORPORATE AND OTHER	CONSOLIDATED
2003:			
Operating revenues:			
External customers	$ 548,847	$ (14,703)(a)	$ 1,455,714
Intersegment revenues	1,535	(1,535)	–
Depreciation and amortization	14,230	5,701	115,649
Interest income	5,493	3,922	40,521
Interest charges	15,562	5,918	66,189
Total income tax expense (benefit)	12,725	(22,634)(b)	27,889
Operating income	30,997	8,140	118,592
Segment net income (loss)	19,416	(17,104)(b)	58,552
TOTAL ASSETS	425,372	739,554	3,378,629
GROSS PROPERTY ADDITIONS	14,620	8,145	177,204

(a) Reflects EITF 03-11 impact, under which wholesale revenues and the associated cost of energy of $15.0 million are reclassified to a net margin basis in accordance with GAAP.

(b) Includes $9.5 million write-off of transition costs, net of tax benefit of $7.2 million, due to the repeal of deregulation in New Mexico, and the $10.0 million write-off related to refinancing of long-term debt, net of tax benefit of $6.6 million, reduced consolidated net earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

Summarized financial information by business segment for the year ended December 31, 2002 is as follows (In thousands):

	UTILITY				
	ELECTRIC	GAS	TRANSMISSION	ELIMINATIONS	TOTAL
2002:					
Operating revenues:					
External customers	$ 546,939	$ 277,406	$ 23,150	$ –	$ 847,495
Intersegment revenues	–	–	31,950	(31,950)	–
Depreciation and amortization	59,654	20,673	8,741	–	89,068
Interest income	30,790	436	29	–	31,255
Interest charges	27,509	13,546	5,988	–	47,043
Total income tax expense (benefit)	37,482	3,755	4,475	–	45,712
Operating income	68,370	17,672	13,159	–	99,201
Segment net income	57,194	5,731	6,827	–	69,752
TOTAL ASSETS	1,442,104	563,395	224,637	–	2,230,136
GROSS PROPERTY ADDITIONS	134,483	46,676	15,472	–	196,631

	WHOLESALE	CORPORATE AND OTHER	CONSOLIDATED
2002:			
Operating revenues:			
External customers	$ 343,780	$ (72,581)(a)	$ 1,118,694
Intersegment revenues	–	–	–
Depreciation and amortization	8,808	4,533	102,409
Interest income	4,946	8,753	44,954
Interest charges	8,348	6,021	61,412
Total income tax expense (benefit)	(1,613)	(11,068)(b,c)	33,031
Operating income (loss)	3,398	(825)(b)	101,774
Segment net income (loss)	(2,461)	(3,605)(c)	63,686
TOTAL ASSETS	380,436	636,655	3,247,227
GROSS PROPERTY ADDITIONS	23,190	20,404	240,225

(a) Reflects EITF 02-3 impact, under which wholesale revenues and the associated cost of energy of $74.0 million are reclassified to a net margin basis in accordance with GAAP.

(b) Includes re-alignment costs due to the negative impact on the wholesale market uncertainty of $5.3 million, net of tax benefit of $3.5 million, and severance costs due to a workforce reduction of $0.9 million, net of tax benefit of $0.6 , which reduced consolidated operating income and net earnings.

(c) The Company recognized a $1.5 million gain, net of tax expense of $1.0 million, from the reversal of a reserve due to the successful resolution of litigation stemming from the terminated Western Resources transaction, which was offset by a $2.7 write-off, net of tax benefit of $1.9 million, of a transmission line project.

Summarized financial information by business segment for the year ended December 31, 2001 is as follows (In thousands):

	UTILITY				
	ELECTRIC	GAS	TRANSMISSION	ELIMINATIONS	TOTAL
2001:					
Operating revenues:					
External customers	$ 532,673	$ 371,265	$ 26,553	$ –	$ 930,491
Intersegment revenues	–	–	31,273	(31,273)	–
Depreciation and amortization	59,352	20,362	7,328	–	87,042
Interest income	33,751	596	24	–	34,371
Interest charges	31,828	11,807	4,582	–	48,217
Total income tax expense (benefit)	24,986	1,605	4,475	–	31,066
Operating income	52,866	14,657	12,886	–	80,409
Segment net income	38,124	2,451	6,828	–	47,403
TOTAL ASSETS	1,751,481	524,130	209,504	–	2,485,115
GROSS PROPERTY ADDITIONS	159,223	48,978	18,067	–	226,268

	WHOLESALE	CORPORATE AND OTHER	CONSOLIDATED
2001:			
Operating revenues:			
External customers	$ 1,411,500	$ (87,813)(a)	$ 2,254,178
Intersegment revenues	–	–	–
Depreciation and amortization	5,774	4,120	96,936
Interest income	5,234	9,137	48,742
Interest charges	17,063	(440)	64,840
Total income tax expense (benefit)	79,404	(29,407)(b)	81,063
Operating income	136,237	6,031	222,677
Segment net income (loss)	121,161	(18,717)(b)	149,847
TOTAL ASSETS	377,585	264,902	3,127,602
GROSS PROPERTY ADDITIONS	23,631	14,945	264,844

(a) Reflects EITF 02-3 impact, under which wholesale revenues and the associated cost of energy of $89.4 million are reclassified to a net margin basis in accordance with GAAP.

(b) Includes a Company contribution of $3.0 million, net of tax benefit of $2.0 million, to the PNM Foundation, a $7.9 million write-off, net of tax benefit of $5.1 million, of nonrecoverable coal mine decommissioning costs, the $7.8 million write-off, net of tax benefit of $5.2 million, of impaired Avistar investments, and the costs associated with the terminated acquisition of Western Resources of $10.9 million, net of tax benefit of $7.1 million, reduced consolidated net earnings.

(3) REGULATORY ASSETS AND LIABILITIES

The Company is subject to the provisions of SFAS 71 with respect to operations regulated by the PRC and the FERC. Regulatory assets represent probable future recovery of previously incurred costs, which will be collected from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process. Regulatory assets and liabilities reflected in the Consolidated Balance Sheets as of December 31, relate to the following (In thousands):

	2003	2002
Assets:		
Current:		
PGAC	**$ 10,416**	$ 941
Gas Take-or-Pay Costs	**5,020**	120
SUBTOTAL	**15,436**	1,061
Deferred:		
Mine Reclamation Costs	**92,521**	100,877
Deferred Income Taxes	**70,576**	69,029
Financing Costs	**26,368**	–
Transition Costs	**–**	16,720
Loss on Reacquired Debt	**20,936**	7,345
Other	**5,015**	2,312
Total Deferred Assets	**215,416**	196,283
TOTAL ASSETS	**230,852**	197,344
Liabilities:		
Deferred:		
Asset retirement obligation	**(27,976)**	–
Deferred Income Taxes	**(35,974)**	(38,941)
Cost of Removal	**(235,992)**	(227,933)
Unrealized loss on PVNGS decommissioning trust	**(6,479)**	(3,813)
Gain on Reacquired Debt	**(1,351)**	(1,503)
PVNGS Prudence Audit	**(4,306)**	(4,682)
Settlement due Customers	**(1,242)**	(1,325)
Other	**(3,064)**	(1,755)
TOTAL DEFERRED LIABILITIES	**(316,384)**	(279,952)
NET REGULATORY LIABILITIES	**$ (85,532)**	$ (82,608)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

Substantially all of the Company's regulatory assets and regulatory liabilities are reflected in rates charged to customers or have been addressed in a regulatory proceeding. The Company receives or pays a rate of return on these regulatory assets and regulatory liabilities, except for mine reclamation costs, deferred income taxes, interest rate hedging costs, and unrealized loss on PVNGS decommissioning trust.

In 2001, the Company wrote off $11.1 million of regulatory assets of which $8.1 million related to non-recoverable transition costs and $3.0 million for other non-recoverable regulatory assets. See Note 13 – "Commitments and Contingencies – Global Electric Agreement" regarding 2003 write-off of transition costs.

In August 2001, the Company signed an agreement with San Juan Coal Company ("SJCC") and Tucson Electric Power Company ("Tucson") to replace two surface mining operations with a single underground mine located adjacent to the SJGS. The Company recorded a regulatory asset of $113 million for the estimated costs anticipated to close the surface mining operation. In 2001, the Company wrote off $13.0 million for the portion of coal mine decommissioning costs associated with the Company's FERC firm requirements customers and a portion of SJGS Unit 4. The Company will recover the remaining $100 million of costs associated with coal mine decommissioning that are attributed to New Mexico retail customers pursuant to its Global Electric Agreement which provides for a 17-year recovery of these costs beginning in September 2003. In 2003, the Company completed a comprehensive review of these costs and costs related to the decommissioning of the current underground mine and made adjustments to the liability and the related regulatory asset based on the resulting changes in estimate (see Note 12).

The Company is permitted, under SFAS 71, to accrue the estimated cost of removal and salvage associated with certain of its assets through depreciation expense. Cost of removal, net of salvage, allowed under rate regulations was included in accumulated depreciation. The amounts accrued in depreciation are not associated with AROs recorded in accordance with SFAS 143. With the adoption of SFAS 143, the Company has reclassified $236.0 million and $227.9 million of removal costs from accumulated depreciation to regulatory liabilities as of December 31, 2003 and 2002, respectively.

The Company accounts for its postretirement benefits other than pensions ("OPEB") costs on an accrual basis. Therefore, the Company does not defer any OPEB costs as regulatory assets.

PNM had $46.0 million of tax-exempt bonds outstanding that were callable at a premium beginning December 15, 2002, and an additional $136.0 million that became callable at a premium in August 2003. With the intention of refinancing these bonds, PNM had hedged the entire planned refinancing by entering into five forward starting interest rate swaps in the fourth quarter of 2001 and the first quarter of 2002. The Company received regulatory approval to refund the tax-exempt bonds on October 29, 2002. The refinancings were completed on May 23, 2003.

The forward starting interest rate swaps were terminated on May 13, 2003 for a cash settlement of $27.1 million. This amount has been capitalized by the Company as a financing cost and will be amortized over the life of the bonds.

Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Company believes that its regulatory assets are probable of future recovery.

(4) CAPITALIZATION

Changes in common stock for PNM Resources, Inc. and Subsidiaries are as follows (Dollars in thousands):

	COMMON STOCK	
	NUMBER OF SHARES	AGGREGATE PAR VALUE
Balance at December 31, 2001	39,117,799	$ 625,632
Exercise of stock options	–	(2,412)
Tax benefit from exercise of stock options	–	899
Balance at December 31, 2002	39,117,799	624,119
Restricted stock rights	–	31
Exercise of stock options	–	(9,130)
Tax benefit from exercise of stock options	–	3,637
Pension contribution	1,121,495	28,609
ESPP purchase	19,703	456
Balance at December 31, 2003	40,258,997	$ 647,722

Common Stock

The number of authorized shares of common stock of the Holding Company is 120 million shares with no par value. The number of shares issued and outstanding was 40,258,997 and 39,117,799 as of December 31, 2003 and 2002. In 2003, the Holding Company issued 19,703 common shares for the Employee Stock Purchase Plan for $0.5 million. On June 11, 2003, a contribution of 1,121,495 Holding Company common shares (approximately $28.6 million) was made to the Company's retirement plan (see Note 9 for further discussion). Also, $6.0 million of stock options, net of taxes, were exercised in 2003. The only change to common stock of the Holding Company in 2002 was for the exercise of stock options of $1.5 million, net of taxes.

The declaration of common dividends is dependent upon a number of factors including the ability of the Holding Company's subsidiaries to pay dividends. Currently, PNM is the Holding Company's primary source of dividends. As part of the order approving the formation of the Holding Company, the PRC placed certain restrictions on the ability of PNM to pay dividends to its parent.

The PRC order imposed the following conditions regarding dividends paid by PNM to the holding company: PNM can not pay dividends which cause its debt rating to go below investment grade; and PNM can not pay dividends in any year, as determined on a rolling four quarter basis, in excess of net earnings without prior PRC approval. In January 2003, with the signing of the Global Electric Agreement, the PRC modified the PNM dividend restriction to allow PNM to dividend earnings as well as equity contributions made by the Holding Company. Additionally, PNM has various financial covenants which limit the transfer of assets, through dividends or other means.

In addition, the ability of the Company to declare dividends is dependent upon the extent to which cash flows will support dividends, the availability of retained earnings, the financial circumstances and performance, the PRC's decisions in various regulatory cases currently pending and which may be docketed in the future, the effect of federal regulatory decisions, Congressional and legislative acts, and market economic conditions generally. Conditions imposed by the PRC on holding company formation, future growth plans and the related capital requirements and standard business considerations may also affect the Company's ability to pay dividends.

Consistent with the PRC's holding company order, PNM paid cash dividends of $49.6, $59.0 and $127.0 million to the Holding Company for the years ended December 31, 2003, 2002 and 2001 respectively.

On February 18, 2003, the Holding Company's board of directors approved a 4.5% increase in the common stock dividend. The increase raised the quarterly dividend to $0.23 per share, for an indicated annual dividend of $0.92 per share.

On February 17, 2004, the Holding Company's board of directors approved a 4.3% increase in the common stock dividend. The increase raised the quarterly dividend to $0.24 per share, for an indicated annual dividend of $0.96 per share.

Cumulative Preferred Stock

No Holding Company preferred stock is outstanding. The Holding Company's restated articles of incorporation authorize 10 million shares of preferred stock, which may be issued without restriction. The number of authorized shares of PNM cumulative preferred stock is 10 million shares. PNM has 128,000 shares, 1965 Series, 4.58%, par value of $100 per share, of cumulative preferred stock outstanding. The 1965 Series does not have a mandatory redemption requirement but may be redeemable at 102% of the par value with accrued dividends. The holders of the 1965 Series are entitled to payment before the holders of common stock in the event of any liquidation or dissolution or distribution of assets of PNM. In addition, the 1965 Series is not entitled to a sinking fund and cannot be converted into any other class of stock of PNM.

Long-Term Debt

On March 11, 1998, PNM modified its 1947 Indenture of Mortgage and Deed of Trust so that no future bonds can be issued under the mortgage. While first mortgage bonds continue to serve as collateral for Pollution Control Bonds ("PCBs") in the outstanding principal amount of $65.0 million, the lien of the mortgage covers only PNM's ownership interest in PVNGS. Senior unsecured notes ("SUNs"), which were issued under a senior unsecured note indenture, serve as collateral for PCBs in the outstanding principal amount of $520.8 million. With the exception of the $65.0 million of PCBs secured by first mortgage bonds, the SUNs are and will be the senior debt of PNM.

On May 13, 2003, the Company priced $182.0 million of tax-exempt pollution control bonds at an initial interest rate of 2.75%. The bond sale closed on May 23, 2003. By April 1, 2004, $146.0 million of bonds will need to be remarketed and $36.0 million of bonds will need to be remarketed by July 1, 2004. A portion of the proceeds were used to redeem the $46.0 million of pollution control bonds, which became callable on December 15, 2002. The remaining $136.0 million was used to redeem $136.0 million of pollution control bonds in August 2003. The Company had previously entered into various forward swaps in 2001 and 2002, to hedge the interest rate on the refinancing (see Note 6 – Fair Value of Financial Instruments – Forward Starting Interest Rate Swaps).

The premium paid to refinance the pollution control bonds was $3.6 million. The balance of the unamortized debt issuance costs associated with the pollution control bonds that were retired was $3.8 million. These amounts were capitalized as loss on reacquired debt. The portion of unamortized loss on reacquired debt associated with the FERC firm requirements customers and plant excluded from ratebase of $1.0 million was written off in conjunction with the refinancing of the pollution control bonds. The remaining balance will be amortized over the life of the new bonds and is expected to be recovered through PRC approved retail rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

Pursuant to PRC approval, on September 9, 2003, PNM issued and sold $300.0 million aggregate principal amount of its senior unsecured notes with a 4.40% interest rate that will mature September 15, 2008. The transaction closed on September 17, 2003 and the proceeds were used to retire $268.4 million of long-term debt with a 7.10% interest rate that would otherwise have matured in August 2005, pay the transaction costs, and improve working capital. The premium paid to refinance the long-term debt was $23.9 million of which $16.6 million was charged against earnings based on prior regulatory agreements. The remaining balance was capitalized as loss on reacquired debt and will be amortized over the life of the new debt.

On December 20, 2002, the Holding Company acquired the equity interest of the grantor trust that owns 60% of the EIP transmission line and related facilities held under an operating lease. As a result, the Company capitalized the 60% interest and $26.2 million of related debt was consolidated on the Company's balance sheet. This debt was previously disclosed and reported as an off balance sheet lease obligation. The EIP debt bore interest at the rate of 10.25%, requires semi-annual principal and interest payments and matures on April 1, 2012. On April 1, 2003, PNM exercised its early buyout option of this 60% interest and related lease. Through the exercise of the early buyout, PNM was able to retire the $26.2 million of debt. The Company will continue to exclude $4.0 million of lease obligations relating to the 40% interest that the Company does not own from the consolidated balance sheet.

Revolving Credit Facility and Other Credit Facilities

At December 31, 2003, PNM had a $300.0 million unsecured revolving credit facility (the "Facility") with an expiration date of November 21, 2006. PNM must pay commitment fees of 0.275% per year on the unused amount of the Facility. PNM must also pay a utilization fee of .125% for all borrowings in excess of 33% of the committed amount. PNM also had $23.0 million in local lines of credit. In addition, the Holding Company has a $20.0 million reciprocal borrowing agreement with PNM and $15.0 million in local lines of credit.

There were $20.0 million in outstanding borrowings bearing interest at an interest rate of 2.275% under the Facility as of December 31, 2003. On January 20, 2004, this amount was reduced to $10.0 million outstanding at an interest rate of 2.225%. PNM was in compliance with all covenants under the Facility.

Commercial Paper

On August 27, 2003, the Company entered into an unrated private issuance commercial paper program. The Company will periodically issue up to $50.0 million in unrated commercial paper for the shorter of 120 days or the maturity of the Company's Credit Facility. The commercial paper is unsecured and the proceeds were used to reduce revolving credit borrowings. The Company's Credit Facility serves as a backstop for the outstanding commercial paper. As of December 31, 2003, $50.0 million was outstanding.

Asset Securitization

On April 8, 2003, PNM entered into a transaction providing for the securitization of PNM's retail electric service accounts receivable and retail gas service accounts receivable ("AR Securitization"). The total capacity under the AR Securitization is $90.0 million. Under the AR Securitization, PNM will periodically sell its accounts receivable, principally retail receivables, to a bankruptcy remote subsidiary, PNM Receivables Corp., which in turn pledges an undivided interest in the receivables to an unaffiliated conduit commercial paper issuer. This transaction was previously approved by the PRC on December 17, 2002. As of December 31, 2003, the Company had borrowed $54.9 million under the AR Securitization, which was secured by $114.5 million of accounts receivable. PNM Receivables Corp. is consolidated in the Company's financial statements.

(5) LEASE COMMITMENTS

PNM leases interests in Units 1 and 2 of PVNGS, certain transmission facilities, office buildings and other equipment under operating leases. The lease expense for PVNGS is $66.3 million per year over base lease terms expiring in 2015 and 2016. Covenants in PNM's PVNGS Units 1 and 2 lease agreements limit PNM's ability, without consent of the owner participants in the lease transactions, (i) to enter into any merger or consolidation, or (ii) except in connection with normal dividend policy, to convey, transfer, lease or dividend more than 5% of its assets in any single transaction or series of related transactions.

In 1985 and 1986, the Company entered into a total of eleven sale and lease back transactions with owner trusts under which it sold and leased back its entire 10.2% interest in PVNGS Units 1 and 2, together with portions of the Company's undivided interest in certain PVNGS common facilities. In 1998, PNM established PVNGS Capital Trust ("Capital Trust") for the purpose of acquiring all the debt underlying the PVNGS leases. PNM consolidates Capital Trust in its consolidated financial statements. The purchase was funded with the proceeds from the issuance of $435 million of SUNS (see Note 4), which were loaned to Capital Trust. Capital Trust then acquired and holds the debt component of the PVNGS leases. For legal and regulatory reasons, the PVNGS lease payment continues to be recorded and paid gross with the debt component of the payment returned to PNM via Capital Trust. As a result, the net cash outflows for the PVNGS lease payment were $14.2, $13.2 and $12.4 million in 2003, 2002 and 2001, respectively. The summary of PNM's future minimum operating lease payments below reflects the net cash outflow related to the PVNGS leases.

PNM's other significant operating lease obligations include a leased interest in the EIP transmission line with annual lease payments of $2.9 million and a power purchase agreement for the entire output of a gas-fired generating plant in Albuquerque, New Mexico, with imputed annual lease payments of $6.0 million.

Future minimum operating lease payments (in thousands) at December 31, 2003 are:

2004	$ 29,068
2005	30,724
2006	31,542
2007	32,426
2008	33,370
Later years	268,410
TOTAL MINIMUM LEASE PAYMENTS	$ 425,540

Operating lease expense, inclusive of the net PVNGS lease payment, was approximately $33.4 million in 2003, $34.9 million in 2002 and $32.7 million in 2001. Aggregate minimum payments to be received in future periods under non-cancelable subleases are approximately $3.6 million.

6) FAIR VALUE OF FINANCIAL INSTRUMENTS

GAAP defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current transaction. Fair value is based on market quotes provided by the Company's investment bankers and trust advisors. The market prices used to value PNM's mark-to-market energy portfolio are based on closing exchange prices and over-the-counter quotations.

The carrying amounts reflected on the consolidated balance sheets approximate fair value for cash, temporary instruments, receivables, and payables due to the short period of maturity. The carrying amount and fair value of the Company's financial instruments (including current maturities) at December 31 are (In thousands):

	2003		2002	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-Term Debt	$ 987,210	$ 1,029,349	$ 980,092	$ 1,027,435
Investment in PVNGS Lessors' Notes	$ 347,870	$ 424,731	$ 368,010	$ 436,345
Available for sale investments	$ 86,456	$ 86,456	$ 152,352	$ 152,352

The Company's available-for-sale securities include assets held in trust for its share of decommissioning costs of PVNGS and its executive retirement program. The trusts hold equity and fixed income securities. These amounts are included in other investments on the balance sheet. The carrying value, gross unrealized gains and losses and estimated fair value of investments in available-for-sale securities are as follows (In thousands):

	2003			
	CARRYING VALUE	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Available-for-sale:				
Equity securities	42,269	13,893	(344)	55,818
U.S. Government securities	4,858	361	(31)	5,188
Corporate bonds	11	–	–	11
Municipal bonds	19,250	1,316	(13)	20,553
Other investments	4,895	–	(9)	4,886
	71,283	15,570	(397)	86,456

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

2002	CARRYING VALUE	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Available-for-sale:				
Mortgage-backed securities	$ 32,643	$ 4,134	$ (1,514)	$ 35,263
Equity securities	33,145	410	(93)	33,462
U.S. Government securities	32,466	438	(19)	32,885
Corporate bonds	21,229	1,394	(24)	22,599
Municipal bonds	12,725	702	–	13,427
Other investments	14,716	–	–	14,716
	$ 146,924	$ 7,078	$ (1,650)	$ 152,352

At December 31, 2003, the available-for-sale securities held by the Company had the following maturities (in thousands):

	CARRYING VALUE	FAIR VALUE
Within 1 year	$ 1,513	$ 1,482
After 1 year through 5 years	2,857	2,889
After 5 years through 10 years	2,997	3,126
Over 10 years	17,024	18,518
Equity securities	42,269	55,818
Other investments	4,623	4,623
	$ 71,283	$ 86,456

The proceeds and gross realized gains and losses on the disposition of available-for-sale investments are shown in the following table. Realized gains and losses are determined by specific identification of costs of securities sold. The short-term investment balance was fully redeemed in the year ended December 31, 2003 and included in proceeds from sales (In thousands).

	2003	2002	2001
Proceeds from sales	**$ 123,030**	$ 219,880	$ 80,943
Gross realized gains	**7,685**	2,537	3,077
Gross realized losses	**(5,694)**	(7,624)	(7,476)

The Company uses derivative financial instruments to manage risk as it relates to changes in natural gas and electricity prices, interest rates of future debt issuances and adverse market changes for investments held by the Company's various trusts. The Company also uses certain derivative instruments for wholesale electricity sales in order to take advantage of favorable price movements and market timing activities in the wholesale power markets.

Natural Gas Contracts

Pursuant to a 1997 order issued by the New Mexico Public Utility Commission, the predecessor to the PRC, the Company is allowed to hedge certain portions of natural gas supply contracts to protect the Company's natural gas customers from the risk of adverse price fluctuations in the natural gas market. All hedge gains and losses from these hedges are recoverable through the Company's purchased gas adjustment clause ("PGAC") if deemed prudently incurred by the PRC. As a result, earnings are not affected by gains or losses generated by these instruments.

PNM purchased gas options to protect its natural gas customers from the risk of price fluctuations during the 2003-2004 heating season. PNM expended $9.5 million to purchase gas options that limit the maximum amount the Company would pay for gas during the winter heating season. The Company recovered its actual hedging expenditures as a component of the PGAC during the months of October 2003 through February 2004 in equal monthly allotments of $1.9 million.

In 2002, PNM purchased gas options to protect its natural gas customers from the risk of price fluctuation during the 2002-2003 heating season. PNM expended $6.0 million to purchase options that limit the maximum amount the Company would pay for gas during the winter heating season. The Company recovered its actual hedging expenditures as a component of the PGAC during the months of October 2002 through February 2003 in equal allotments of $1.2 million.

Electricity Contracts

The Company's wholesale operations entered into various forward physical contracts for the purchase and sale of electricity with the intent to optimize its net generation position. These contracts do not qualify for normal purchase and sale designation pursuant to SFAS 133, and are considered derivatives and marked to market as required by SFAS 133.

For the year ended December 31, 2003, the Company's Wholesale Operations settled derivative forward contracts for the sale of electricity that generated $165.9 million of electric revenues by delivering 3.5 million megawatt hours ("MWh"). The Company settled derivative forward contracts for the purchase of electricity of $157.7 million or 3.5 million MWh of electricity to support these contractual sales and other open market sales opportunities. For the year ended December 31, 2002, the Company's Wholesale Operations settled forward contracts for the sale of electricity that generated $43.9 million of electric revenues by delivering 1.2 million MWh. The Company settled derivative forward contracts for the purchase of electricity of $74.5 million or 1.4 million MWh of electricity to support these contractual sales and other open market sales opportunities. For the year ended December 31, 2001, the Company's Wholesale Operations settled derivative forward contracts for the sale of electricity that generated $77.9 million of electric revenues by delivering 2.1 million MWh. The Company settled derivative forward contracts for the purchase of electricity of $76.7 million or 1.9 million MWh of electricity to support these contractual sales and other open market sales opportunities.

As of December 31, 2003, the Company had open derivative forward contract positions to buy $30.6 million and to sell $28.6 million of electricity. At December 31, 2003, the Company had a gross mark-to-market gain (asset position) on these derivative forward contracts of $3.4 million and a gross mark-to-market loss (liability position) of $3.0 million, with a net mark-to-market gain (asset position) of $0.4 million recorded in other current assets and liabilities, respectively. The change in mark-to-market valuation is recognized in earnings each period and is recorded in operating revenues.

The Company's Wholesale Operations also entered into forward physical contracts for the sale of the Company's electric capacity in excess of its retail and wholesale firm requirement needs, including reserves. In addition, the Company entered into forward physical contracts for the purchase of retail needs, including reserves, when resource shortfalls exist. The Company generally accounts for these financial instruments as normal sales and purchases as defined by SFAS 133, as amended. From time to time the Company makes forward purchases to serve its retail needs when the cost of purchased power is less than the incremental cost of its generation. At December 31, 2003, the Company had open forward positions classified as normal sales of electricity of $236.0 million and normal purchases of electricity of $115.6 million, both of which are not recorded in the financial statements.

The Company's Wholesale Operations, including both firm commitments and other wholesale sale activities, are managed through a net asset-backed strategy, whereby the Company's aggregate net open position is covered by its own excess generation capabilities. The Company is exposed to market risk if its generation capabilities were disrupted or if its retail load requirements were greater than anticipated. If the Company were required to cover all or a portion of its net open contract position, it would have to meet its commitments through market purchases.

The Company is exposed to credit risk in the event of non-performance or non-payment by counterparties of its financial and physical derivative instruments. The Company uses a credit management process to assess and monitor the financial conditions of counterparties. The Company's credit risk with its largest counterparty as of December 31, 2003 and December 31, 2002 was $23.5 million and $18.7 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

(7) EARNINGS PER SHARE

In accordance with SFAS No. 128, Earnings per Share, dual presentation of basic and diluted earnings per share has been presented in the Consolidated Statements of Earnings. The following reconciliation illustrates the impact on the share amounts of potential common shares and the earnings per share amounts (In thousands, except per share amounts):

	2003	2002	2001
Basic:			
Net Earnings Before Cumulative Effect of a Change in Accounting Principle	$ 58,552	$ 63,686	$ 149,847
Cumulative Effect of a Change in Accounting Principle, net of tax of $ 23,999	36,621	–	–
Net Earnings	$ 95,173	$ 63,686	$ 149,847
Average Number of Common Shares Outstanding	39,747	39,118	39,118
Net Earnings per Share of Common Stock (Basic)	$ 2.39	$ 1.63	$ 3.83
Earnings Before Cumulative Effect of Changes in Accounting Principles	1.47	1.63	3.83
Cumulative Effect of Changes in Accounting Principles, net of tax	0.92	–	–
Net Earnings per Share of Common Stock (Basic)	$ 2.39	$ 1.63	$ 3.83
Diluted:			
Net Earnings Before Cumulative Effect of a Change in Accounting Principle	$ 58,552	$ 63,686	$ 149,847
Cumulative Effect of a Change in Accounting Principle, net of tax of $23,999	36,621	–	–
Net Earnings	$ 95,173	$ 63,686	$ 149,847
Average Number of Common Shares Outstanding	39,747	39,118	39,118
Diluted Effect of Common Stock Equivalents (a)	390	325	613
Average Common and Common Equivalent Shares Outstanding	40,137	39,443	39,731
Net Earnings per Share of Common Stock (Diluted)	$ 2.37	$ 1.61	$ 3.77
Earnings Before Cumulative Effect of Changes in Accounting Principles	1.46	1.61	3.77
Cumulative Effect of Changes in Accounting Principles, net of tax	0.91	–	–
Net Earnings per Share of Common Stock (Diluted)	$ 2.37	$ 1.61	$ 3.77

(a) Excludes the effect of average anti-dilutive common stock equivalents related to out of-the-money options of 871,493 and 1,602,277 for the years ended December 31, 2003 and 2002, respectively. There were no anti-dilutive common stock equivalents in 2001.

(8) INCOME TAXES

Income taxes before cumulative effect of changes in accounting principles consist of the following components (In thousands):

	2003	2002	2001
Current Federal income tax	$ (27,621)	$ (9,327)	$ 97,661
Current state income tax	(6,169)	(1,780)	21,220
Deferred Federal income tax	52,154	38,413	(28,967)
Deferred state income tax	12,646	8,856	(5,712)
Amortization of accumulated investment tax credits	(3,121)	(3,131)	(3,139)
TOTAL INCOME TAXES	$ 27,889	$ 33,031	$ 81,063
Charged to operating expenses	$ 28,072	$ 20,887	$ 88,769
Charged to other income and deductions	(183)	12,144	(7,706)
Total income taxes	$ 27,889	$ 33,031	$ 81,063

The Company's provision for income taxes, before cumulative effect of changes in accounting principles, differed from the Federal income tax computed at the statutory rate for each of the years shown. The differences are attributable to the following factors (In thousands):

	2003	2002	2001
Federal income tax at statutory rates	**$ 30,459**	$ 34,056	$ 81,024
Investment tax credits	**(3,121)**	(3,131)	(3,139)
Depreciation of flow-through items	**2,033**	2,112	2,249
Gains on the sale and leaseback of PVNGS Units 1 and 2	**(527)**	(527)	(527)
Equity income from passive investments	**–**	–	(1,180)
Annual reversal of deferred income taxes accrued at prior tax rates	**(1,963)**	(1,963)	(1,963)
Valuation reserve	**–**	–	(6,552)
Research and development credit	**(966)**	(551)	-
Affordable housing credit	**(969)**	(947)	–
Allowance for funds used during construction	**(906)**	–	–
State income tax	**4,161**	4,715	10,706
Other	**(312)**	(733)	445
TOTAL INCOME TAXES	**$ 27,889**	$ 33,031	$ 81,063
EFFECTIVE TAX RATE	**32.05%**	33.95%	35.02%

The components of the net accumulated deferred income tax liability were (In thousands):

	2003	2002
Deferred Tax Assets:		
Nuclear decommissioning costs	**$ 32,181**	$ 32,192
Regulatory liabilities related to income taxes	**34,725**	37,656
Minimum pension liability	**49,692**	56,008
Other	**44,225**	57,373
TOTAL DEFERRED TAX ASSETS	**160,823**	183,229
Deferred Tax Liabilities:		
Depreciation	**(245,145)**	(216,425)
Investment tax credit	**(38,462)**	(41,583)
Regulatory assets related to income taxes	**(69,327)**	(67,744)
Asset retirement obligations	**(24,524)**	–
Other	**(71,925)**	(38,792)
TOTAL DEFERRED TAX LIABILITIES	**(449,383)**	(364,544)
NET ACCUMULATED DEFERRED INCOME TAX LIABILITIES	**$ (288,560)**	$ (181,315)

The following table reconciles the change in the net accumulated deferred income tax liability to the deferred income tax expense included in the consolidated statement of earnings for the period:

Net change in deferred income tax liability per above table	$ 107,245
Change in tax effects of income tax related regulatory assets and liabilities	(4,514)
Tax effect of mark-to-market on investments available for sale	(10,863)
Tax effect of excess pension liability	(6,316)
Tax effect of cumulative effect of changes in accounting principles	(23,999)
Other	126
DEFERRED INCOME TAX EXPENSE FOR THE PERIOD	$ 61,679

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

The Company has no net operating loss carryforwards as of December 31, 2003.

The Company defers investment tax credits related to rate regulated assets and amortizes them over the estimated useful lives of those assets.

All federal income tax years prior to 2000 are closed. Tax years 2000 and 2001 are currently under examination by the IRS. Although the Company does not expect any significant adjustments to the tax provision as a result of the IRS examination, management is unable to determine the final outcome of the IRS examination at this time.

There are no material differences between the provision for income taxes and deferred income taxes between the Company and PNM.

(9) PENSION AND OTHER POST-RETIREMENT BENEFITS

In 2003, the Company changed the actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31 to better reflect the actual pension balances as of the Company's balance sheet dates and recognized a cumulative effect of a change in accounting principle of $0.8 million, net of taxes at $0.5 million (see Note 17).

Pension Plan

The Company and its subsidiaries maintain a qualified defined benefit pension plan which covers eligible union and non-union employees, including officers. The pension plan was frozen at the end of 1997 with regard to new participants. The pension plan is non-contributory and provides for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and the average of their highest annual base salary for three consecutive years. The Company's policy is to fund actuarially-determined contributions. Contributions to the plan reflect benefits attributed to employees' years of service to date and also for services expected to be provided in the future. Pension plan assets primarily consist of common stock, fixed income securities, cash equivalents and real estate.

In December 1996, the Board of Directors approved changes to the Company's pension plan and the implementation of a 401(k) defined contribution plan effective January 1, 1998. Salaries used in pension plan benefit calculations were frozen as of December 31, 1997. Additional credited service can be accrued under the pension plan up to a limit determined by age and years of service. The Company contributions to the 401(k) plan consist of a discretionary contribution equal to 3% of eligible compensation, and a discretionary matching contribution equal to 75% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. Beginning January 1, 2004, the Company will make a non-matching contribution ranging from 3% to 10% of eligible compensation based on the eligible employee's age. The Company contributed $9.0, $9.5 and $9.0 million in the years ended December 31, 2003, 2002 and 2001, respectively.

In January 2002, the Company made an aggregate contribution of $23.5 million to fund pension and other post-retirement benefit plans. An additional aggregate contribution of $1.1 million was made in September 2002 and $1.5 million in December 2002. On May 13, 2003, the board of directors approved the use of Holding Company common stock in the funding of the Company's pension plan as well as its retiree medical trust. Corporate plan sponsors may make contributions of common stock to their defined benefit plans of up to 10% of the value of the portfolio without the approval of the United States Department of Labor ("DOL") provided that the contribution does not otherwise constitute a prohibited transaction under the Employee Retirement Income Security Act ("ERISA"). On June 11, 2003, a contribution of 1,121,495 Holding Company common shares (approximately $28.9 million in market value) was made to the Company's pension plan. The Company does not plan to make any contributions in 2004 to the pension plan.

The pension plan and other post-retirement benefits have in place a policy that defines the investment objectives; establishes performance goals of the asset managers, and provides procedures for the manner in which investments are to be reviewed. The Plan implements its investments strategies to achieve the following objectives:

- Maximize the return on assets, commensurate with the risk that the Corporate Investment Committee deem appropriate to: meet the obligations of the pension plan and other post-retirement benefits; minimize the volatility of the pension expense; and account for contingencies; and
- Generate a rate of return for the total portfolio that equals or exceeds the actuarial investment rate assumption.

Management is responsible for the determination of the asset target mix and the rate of return. The Company's current target asset mix was applied to an investment consultant's asset model to determine the assumption of a 9% rate of return. The investment consultant's asset model assumption set consists of forward looking mean returns, standard deviations, and a correlation matrix for asset classes of interest to institutional clients. The investment consultant's asset model evaluates asset assumptions on an annual basis and more frequently when substantial changes in market conditions indicate.

The following sets forth the pension plan's funded status, components of pension costs and amounts (in thousands) at the pension plan measurement date of December 31, 2003 and September 30, 2002:

PENSION BENEFITS	2003	2002
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 426,885	$ 373,434
Service cost	5,189	5,539
Interest cost	28,089	27,238
Actuarial loss	26,166	37,632
Benefits paid	(22,535)	(20,518)
Plan change	–	3,560
PROJECTED BENEFIT OBLIGATION AT END OF PERIOD	463,794	426,885
Change in Plan Assets:		
Fair value of plan assets at beginning of year	319,113	339,838
Actual return on plan assets	80,126	(20,207)
Contributions	48,950	20,000
Benefits paid	(22,535)	(20,518)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	425,654	319,113
Funded Status	(38,140)	(107,772)
Unrecognized net actuarial loss	120,995	144,328
Unrecognized prior service cost	2,927	3,109
PREPAID PENSION COST	$ 85,782	$ 39,665

The amounts recognized in the Consolidated Balance Sheet consist of:

Prepaid benefit costs	$ 85,782	$ 39,665
Additional minimum liability	(123,922)	(147,437)
	$ (38,140)	$ (107,772)

Weighted - Average Assumptions Used to Determine Projected Benefit Obligation as of December 31, 2003 and September 30, 2002

	2003	2002
Discount rate	6.50%	6.75%
Expected return on plan assets	9.00%	9.00%

PENSION BENEFITS	2003	2002	2001
Components of Net Periodic Benefit Cost:			
Service cost	$ 5,189	$ 5,539	$ 5,544
Interest cost	28,089	27,238	25,758
Expected return on plan assets	(35,109)	(34,497)	(29,488)
Amortization of net loss (gain)	3,910	–	(847)
Amortization of transition obligation	–	–	(1,158)
Amortization of prior service cost	317	326	34
Net periodic pension benefit cost/(income)	$ 2,396	$ (1,394)	$ (157)

Weighted - Average Assumptions Used to Determine Net Periodic Benefit Cost as of December 31, 2003 and September 30, 2002 and 2001

	2003	2002	2001
Discount rate	6.75%	7.50%	8.25%
Expected return on plan assets	9.00%	9.00%	7.750%
Rate of compensation increase	N/A	N/A	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

The following table outlines the asset allocation for the pension plan as of December 31:

	2003	2002
Equity securities	65%	61%
Debt securities	25%	29%
Real estate	8%	10%
Other	2%	–

The pension plan is currently targeting the following asset allocation for 2004:

Domestic Equity	47.5%
Non-US Equity	10.0%
Fixed Income	22.5%
Real Estate	5.0%
Private Equity	5.0%
Absolute Return	10.0%

Other Post-Retirement Benefits

The Company provides medical and dental benefits to eligible retirees. Currently, retirees are offered the same benefits as active employees after taking Medicare into consideration. The following sets forth the other post-retirement benefits' funded status, components of net periodic benefit cost (in thousands) at the measurement date of December 31, 2003 and September 30, 2002:

	OTHER BENEFITS	
	2003	2002
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 117,796	$ 109,408
Service cost	3,086	2,694
Interest cost	7,840	8,082
Plan participant's contributions	1,534	795
Amendments	(18,720)	(31,960)
Unrecognized actuarial loss	10,187	32,623
Expected benefit paid	(6,911)	(3,846)
BENEFIT OBLIGATION AT END OF PERIOD	114,812	117,796
Change in Plan Assets:		
Fair value of plan assets at beginning of year	37,387	40,594
Actual return on plan assets	11,055	(6,478)
Employer contribution	7,892	6,322
Participant contribution	1,534	795
Benefits paid	(6,911)	(3,846)
Fair value of plan assets at end of year	50,957	37,387
Funded Status	(63,855)	(80,409)
Employer contribution after measurement date	–	1,538
Unrecognized net transition obligation	16,354	18,171
Unrecognized net actuarial loss	72,987	74,048
Unrecognized prior service cost	(48,087)	(31,960)
ACCRUED POST-RETIREMENT COSTS	$ (22,601)	$ (18,612)

Weighted – Average Assumptions Used to Determine Projected Benefit Obligation as of December 31, 2003 and September 30, 2002

	2003	2002
Discount rate	6.50%	6.75%
Expected return on plan assets	9.00%	9.00%

	OTHER BENEFITS		
	2003	2002	2001
Components of Net Periodic Benefit Cost:			
Service cost	**$ 3,086**	$ 2,694	$ 2,644
Interest cost	**7,840**	8,082	7,906
Expected return on plan assets	**(4,592)**	(4,505)	(3,412)
Prior service cost amortization	**(2,593)**	–	–
Amortization of net loss	**4,124**	1,320	799
Amortization of transition obligation	**1,817**	1,817	1,817
NET PERIODIC POST-RETIREMENT BENEFIT COST	**$ 9,682**	$ 9,408	$ 9,754

Weighted - Average Assumptions Used to Determine Net Periodic Benefit Cost as of December 31, 2003 and September 30, 2002 and 2001

	2003	2002	2001
Discount rate	**6.75%**	7.50%	8.25%
Expected return on plan assets:			
401 (h) and union VEBA	**9.00%**	9.00%	7.75%
Non-union VEBA	**9.00%**	7.50%	6.25%
Rate of compensation increase	**N/A**	N/A	N/A

In 2003, the other post-retirement benefits plan was amended to reflect the changes to the benefit coverage provided to both current and future retirees. In 2002, the other post-retirement benefits plan was amended to reflect the charge in cost-sharing provisions of the retiree's contribution made toward medical costs and the elimination of a tobacco surcharge.

The effect of a 1% increase in the health care trend rate assumption would increase the accumulated post-retirement benefit obligation as of December 31, 2003, by approximately $9.2 million and the aggregate service and interest cost components of net periodic post-retirement benefit cost for 2003 by approximately $2.2 million. The health care cost trend rate is expected to decrease to 6.0% by 2010 and to remain at that level thereafter.

The following table outlines the asset allocation for the other post-retirement benefits as of December 31:

	2003	2002
Equity securities	**43%**	100%
Debt securities	**57%**	–

The Company is currently targeting an asset allocation of 50% equity securities and 50% debt securities in 2004.

Executive Retirement Program

The Company has an executive retirement program for a group of management employees. The program was intended to attract, motivate and retain key management employees. The Company's projected benefit obligation for this program, as of the plan measurement date of December 31, 2003 and 2002, was $19.9 million and $19.0 million, respectively. As of December 31, 2003 and 2002, the Company has recognized an additional minimum liability of $4.7 million and $4.1 million, respectively, for the amount of unfunded accumulated benefits in excess of accrued pension costs. The net periodic cost for 2003, 2002 and 2001 was $1.6 million, $1.7 million and $1.7 million, respectively. In 1989, the Company established an irrevocable grantor trust in connection with the executive retirement program. Under the terms of the trust, the Company may, but is not obligated to, provide funds to the trust, which was established with an independent trustee, to aid it in meeting its obligations under the program. Marketable securities in the amount of approximately $6.9 million (fair market value of $7.8 million) are presently in the trust. No additional funds have been provided to the trust since 1989.

(10) STOCK-BASED COMPENSATION PLANS

The Company's Performance Stock Plan ("PSP") expired on December 31, 2000. The PSP was a non-qualified stock option plan, covering a group of management employees. Options to purchase shares of the Holding Company's common stock were granted at the fair market value of the shares at the close of business on the date of the grant. Options granted through December 31, 1995 vested on June 30, 1996 and have an exercise term of up to 10 years. All subsequent awards granted between December 31, 1995 and February 2000, vest three years from the grant date of the awards. All options vest upon death, disability, retirement, impaction or involuntary termination other than for cause. Awards granted in December 2000 vest ratably over three years on the anniversary of the grant date. The maximum number of options authorized that could be granted through

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

December 31, 2000 was 5.0 million shares of Holding Company common stock. Although the authority to grant options under the PSP expired on December 31, 2000, the options that were granted continue to be effective according to their terms.

A new employee stock incentive plan, the Omnibus Performance Equity Plan ("PEP"), became effective with the formation of the Holding Company on December 31, 2001. The PEP provides for the granting of non-qualified stock options, incentive stock options, restricted stock rights, performance shares, performance units and stock appreciation rights to officers and key employees. The total number of shares of Holding Company common stock subject to all awards under the PEP may not exceed 2.5 million, subject to adjustment under certain circumstances defined in the PEP. The number of shares of Holding Company common stock subject to the grant of restricted stock rights, performance shares and units and stock appreciation rights is limited to 500,000 shares. Re-pricing of stock options is prohibited unless specific shareholder approval is obtained. In 2003, 811,900 options were awarded. Under the PEP, 47,157 options were exercised in 2003. The number of options and restricted stock rights outstanding as of December 31, 2003 were 1,586,409 and 1,620, respectively.

Stock options may also be provided to non-employee directors of the Company under the Company's Director Retainer Plan ("DRP"). The number of options granted in 2003 under the DRP was 40,000 shares with an exercise price of $24.07 and 10,000 shares with an exercise price of $25.90. Under the DRP plan, vesting occurs on the date of the next annual meeting after the award. Under the DRP 1,500 options were exercised in 2003, 4,000 in 2002 and 4,000 in 2001. The number of options outstanding as of December 31, 2003, was 121,500. Restricted stock issuances were based on the fair market value of the Company's common stock at the close of business on the date of grant and vest ratably three years on the anniversary of the grant date. Amendments to the DRP were approved by the shareholders on July 3, 2001 and the amended plan became the DRP for the new Holding Company on December 31, 2001. Under the DRP, the maximum number of authorized shares was 200,000 (including shares previously granted) through July 1, 2005. The annual retainer is payable in cash and stock options. The exercise price of stock options granted under the DRP is determined by the fair market value of the stock at the close of business on the grant date.

All stock incentives (options, restricted stock and performance shares) issued to employees are awarded under the initial amount of shares authorized according to the PEP and DRP plan. Exercised stock options are purchased and sold on the open-market on the date of exercise.

A summary of the status of the Company's stock option plans at December 31, and changes during the years then ended is presented below.

	2003		2002		2001	
FIXED OPTIONS	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	**3,510,622**	**$ 20.906**	2,981,301	$ 19.100	3,336,221	$19.120
Granted	**861,900**	**$19.833**	901,620	$25.745	6,000	$22.610
Exercised	**1,057,725**	**$17.578**	356,132	$18.044	299,951	$19.610
Forfeited	**24,451**	**$19.963**	16,167	$21.390	60,969	$17.961
Outstanding at end of year	**3,290,346**		3,510,622		2,981,301	
Options exercisable at year-end	**1,528,749**		1,525,345		981,197	
Options available for future grant	**990,471**		1,777,880		2,500,000	

The following table summarizes information about stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/03	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICES	NUMBER EXERCISABLE AT 12/31/03	WEIGHTED AVERAGE EXERCISE PRICES
DRP $ 0 - $27.35	121,500	7.07 years	$ 21.152	76,835	$19.016
PSP $11.50 - $24.313	1,580,817	5.56 years	$ 20.724	1,227,959	$21.039
PEP $ 0 - $28.22	1,588,029	8.45 years	$ 22.665	223,955	$25.803
	3,290,346	7.02 years	$21.676	1,528,749	$21.635

The following table summarizes weighted-average fair value of options granted during the year:

	2003	2002	2001
PEP	**$ 4.91**	$ 7.42	$ –
DRP	**$ 5.14**	$ 7.03	$ 13.94
Total fair market value of all options granted (in thousands)	**$ 1,414**	$ 6,677	$ 83

The fair value of each option grant is determined on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	**5.88%**	3.43%	3.10%
Expected volatility	**45.49%**	33.62%	33.99%
Risk-free interest rates	**4.00%**	4.87%	5.38%
Expected life	**10.0 years**	10.0 years	10.0 years

(11) CONSTRUCTION PROGRAM AND JOINTLY-OWNED PLANTS

The Company's construction expenditures for 2003 were approximately $177.2 million, including expenditures on jointly-owned projects. The Company's proportionate share of operating and maintenance expenses for the jointly-owned plants is included in operating expenses in the consolidated statements of earnings.

At December 31, 2003, the Company's interests and investments in jointly-owned generating facilities are (In thousands):

STATION (FUEL TYPE)	PLANT IN SERVICE	ACCUMULATED DEPRECIATION	WORK IN PROGRESS	CONSTRUCTION COMPOSITE INTEREST
San Juan Generating Station (Coal)	$ 693,524	$ 362,864	$ 4,697	46.30%
Palo Verde Nuclear Generating Station (Nuclear)*	$ 238,168	$ 62,138	$ 18,787	10.20%
Four Corners Power Plant Units 4 and 5 (Coal)	$ 120,593	$ 86,079	$ 5,436	13.00%

* Includes the Company's interest in PVNGS Unit 3, the Company's interest in common facilities for all PVNGS units and the Company's owned interests in PVNGS Units 1 and 2.

San Juan Generating Station ("SJGS")

The Company operates and jointly owns SJGS. At December 31, 2003, SJGS Units 1 and 2 are owned on a 50% shared basis with Tucson Electric Power Company, Unit 3 is owned 50% by the Company, 41.8% by Southern California Public Power Authority ("SCPPA") and 8.2% by Tri-State Generation and Transmission Association, Inc. Unit 4 is owned 38.457% by the Company, 28.8% by M-S-R Public Power Agency, ("M-S-R"), 10.04% by the City of Anaheim, California, 8.475% by the City of Farmington, 7.2% by the County of Los Alamos, and 7.028% by Utah Associated Municipal Power Systems.

Palo Verde Nuclear Generating Station ("PVNGS")

The Company is a participant in the three 1,270 MW units of PVNGS, also known as the Arizona Nuclear Power Project, with Arizona Public Service Company ("APS") (the operating agent), Salt River Project, El Paso Electric Company ("El Paso"), Southern California Edison Company, SCPPA and The Department of Water and Power of the City of Los Angeles. The Company has a 10.2% undivided interest in PVNGS, with portions of its interests in Units 1 and 2 held under leases. (See Note 12 for additional discussion.)

Four Corners Power Plant ("Four Corners")

The Company is a participant in two 755 MW units of Four Corners with APS (the operating agent), El Paso, Salt River Project, Southern California Edison Company, and Tucson Electric Power Company. The Company has a 13% undivided interest in Units 4 and 5 of Four Corners.

(12) ASSET RETIREMENT OBLIGATIONS

The Company identified the asset retirement obligation ("ARO") liability on the decommissioning of the Company's nuclear generation facilities and fossil fuel generation plants. The Company's transmission and distribution facilities are also subject to SFAS 143. The majority of these assets, however, have an indeterminable useful life and settlement date. As such, an ARO liability for transmission and distribution assets would not be recognized until a reasonable estimate of the fair value of these assets can be made and a settlement date becomes known. In 2003, the Company did not identify any material AROs associated with the transmission and distribution assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

Previously, the Company had recognized decommissioning costs for its fossil fuel and nuclear generation facilities ratably over approved cost recovery periods. Upon implementation of SFAS 143 the net difference between the amounts determined to represent legal AROs under SFAS 143 and the Company's previous method of accounting for decommissioning costs, has been recognized as a cumulative effect of a change in accounting principle, net of related income taxes (see Note 17). Additionally, certain amounts accrued for nuclear decommissioning costs over the Company's legal AROs for its nuclear generation facilities have been reclassified as regulatory liabilities.

The effects of adoption of SFAS 143 standard are based on the Company's interpretation of the standard and determination of underlying assumptions, such as the Company's discount rate, estimates of the future costs for decommissioning and the timing of the removal activities to be performed. Any changes in these assumptions underlying the required calculations may require revisions to the estimated ARO when identified.

A reconciliation of the Company's asset retirement obligations is as follows (In thousands):

	DECEMBER 31, 2003
Upon adoption at January 1, 2003	$ 42,201
Liabilities incurred	623
Liabilities settled	–
Accretion expense	3,592
Revisions to estimate	–
	$ 46,416

(13) COMMITMENTS AND CONTINGENCIES

Long-Term Power Contracts

PNM has a power purchase contract with Southwestern Public Service Company ("SPS"), which originally provided for the purchase of up to 200 MW, expiring in May 2011. PNM may reduce its purchases from SPS by 25 MW annually upon three years' notice. PNM provided such notice to reduce the purchase by 25 MW in 1999 and by an additional 25 MW in 2000. PNM also is party to a master power purchase and sale agreement with SPS, dated August 2, 1999, pursuant to which PNM has agreed to purchase 72 MW of firm power from SPS from 2002 through 2005. Beginning May 2004, PNM will purchase an additional 45 MW of firm energy through 2005, increasing to 67 MW in 2006. PNM has 70 MW of contingent capacity obtained from El Paso under a transmission capacity for generation capacity trade arrangement through September 2004. Beginning October 2004 and continuing through June 2005, the capacity amount is 39 MW. PNM holds a purchased power agreement ("PPA") with Tri-State for 50 MW through June 30, 2010. In addition, PNM is interconnected with various utilities for economy interchanges and mutual assistance in emergencies.

In 1996, PNM entered into an operating lease for the rights to all the output of a new gas-fired generating plant for 20 years. The operating lease's maximum dependable capacity is 132 MW. In July 2000, the plant went into operation. The gas turbine generating unit is operated by Delta-Person Limited Partnership ("Delta") and is located on PNM 's retired Person Generating Station site in Albuquerque, New Mexico. Primary fuel for the gas turbine generating unit is natural gas, which is procured by Wholesale on the open market and delivered by Gas through its transportation services. In addition, the unit has the capability to utilize low sulfur fuel oil in the event natural gas is not available or cost effective.

In July 2001, PNM entered into a long-term wholesale power contract with Texas-New Mexico Power ("TNP") to provide power to serve a portion of TNP's New Mexico retail load. The contract, which commenced July 1, 2001, expires December 31, 2006. PNM provided varying amounts of firm power on demand to complement existing contracts for the first two years of the agreement. As those contracts expired at the end of 2002, PNM became TNP's sole supplier for its load in New Mexico. In the last year of the contract, it is estimated that TNP will need 114 MW of firm power.

In December 2002, PNM entered into a 27 month contract to supply 80 MW of power to U.S. Navy facilities in San Diego, California. PNM began delivering power under the contract January 1, 2003. The contract runs through March 2005.

In 2002, PNM entered into an agreement with FPL Energy LLC ("FPL"), a subsidiary of FPL Group, Inc., to develop a 200 MW wind generation facility in New Mexico. PNM began receiving commercial power from the project in June 2003. FPL Energy owns and operates the New Mexico Wind Energy Center ("NMWE"), which consists of 136 wind-powered turbines on a site in eastern New Mexico. PNM has a contract to purchase all the power generated by the NMWE for 25 years. In 2003, PNM received approval from the PRC for a voluntary tariff that allows PNM retail customers to buy wind-generated electricity for a small monthly premium. Power from the facility not subscribed by PNM retail customers under the voluntary program is sold on the wholesale market, either within New Mexico or outside the state.

PNM successfully completed a number of long-term contracts during 2003. In September 2003, PNM entered into a long-term contract to supply between 15 and 25 MW of power to Overton Power District Number 5 in Southern Nevada. The contract began October 1, 2003 and runs through December 31, 2007. In October of 2003, PNM completed a five-year contract to sell Salt River 50 megawatts of wind power and associated renewable energy credits from the NMWE for the third quarter of each year from 2004 through 2008. In December 2003, PNM completed an agreement to supply up to 35 megawatts of power to the Mesa, Arizona, municipal utility. PNM is replacing Ohio-based American Electric Power (AEP) as supplier under a contract that runs through 2013.

Coal Supply

The coal requirements for the SJGS are being supplied by San Juan Coal Company ("SJCC"), a wholly-owned subsidiary of BHP Billiton. SJCC holds certain Federal, state and private coal leases under an underground coal sales agreement ("coal agreement") pursuant to which it will supply processed coal for operation of the SJGS until 2017. The coal agreement is a cost plus contract. SJCC is reimbursed for all costs for mining and delivering the coal plus an allocated portion of administrative costs. In addition, SJCC receives a return on its investment. BHP Minerals International, Inc. has guaranteed the obligations of SJCC under the coal agreement. This guarantee is with respect to SJCC's obligations as defined in the coal agreement and protects against contingencies such as SJCC non-performance, insolvency, bankruptcy, reorganization, dissolution, and other corporate or organizational adversities. The coal agreement contemplates the delivery of approximately 91 million tons of coal during its remaining term. That amount would supply substantially all the requirements of the SJGS through approximately 2017.

In August 2001, the Company and Tucson Electric Power Company ("Tucson") signed the coal agreement with SJCC to replace two surface mining operations with a single underground mine located adjacent to the plant. The initial development of the underground mine began in the fourth quarter of 2000. After the longwall equipment became operational in October 2002, the mine was expected to achieve full station supply in March of 2003. It did not achieve this production level until December 2003, necessitating partial coal supply from existing inventory. Despite geological issues that impeded the underground mine production rates and efficiencies that were expected, SJGS fuel costs declined by 3.5% between 2002 and 2003. SJCC and the Company continually review coal cost projections and work with the Company's mine consultants to incorporate the experience gained from the first full year mining operations.

Four Corners Power Plant ("Four Corners") is supplied with coal under a fuel agreement between the owners and BHP Navajo Coal Company ("BNCC"), under which BNCC agreed to supply all the coal requirements for the life of the plant. The current fuel agreement which has been recently extended, expires July 6, 2016. The extension of the agreement did not materially affect the coal cost forecast. BNCC holds a long-term coal mining lease, with options for renewal, from the Navajo Nation and operates a surface mine adjacent to Four Corners with the coal supply expected to be sufficient to supply the units for their estimated useful lives.

In connection with both the SJGS coal agreement and the Four Corners fuel agreement, the owners are required to reimburse SJCC and BNCC for the cost of coal mine decommissioning or reclamation. Final mine reclamation occurs when mining production activities conclude. The Company considers these costs part of the cost of delivered coal costs over the life of the respective mine. This liability is recorded at estimated fair value based on the expected cash out-flows to be made to reimburse SJCC and BNCC for their reclamation activities. These cash flows are discounted at a credit adjusted risk-free rate. The liability is accreted and an appropriate incremental cost is recognized using the interest method.

In 2003, the Company completed a comprehensive review with the help of an outside consulting firm of the final reclamation costs for both the surface mines that previously provided coal to SJGS and the current underground mine providing coal. Based on this study, the Company revised its estimates of the final reclamation of the surface mine. In addition, the mining contract with BNCC supplying Four Corners was renewed until 2016. Previously the Company had recognized obligations related to these surface mines of $113.9 million. Based on these changes in estimate, the final cost of reclamation is expected to be $139.3 million in accreted dollars. In 2002 and 2003, the Company made payments of $36.6 million and $12.9 million, respectively, against this liability. As of December 31, 2003, $56.9 million was recognized as the Company's obligation for reclamation using the fair value method to determine the liability.

In the Global Electric Agreement (see "Global Electric Agreement" below), the Company was allowed to collect $100 million of surface mine final reclamation costs over the next 17 years. The Company expects to recover the remaining amount in a future rate case. In addition, the Company expects to recover the portion of final underground mine reclamation costs related to New Mexico ratepayers in future rate cases.

The underground mine began commercial operation in January 2003. The Company recognized a reclamation liability of $0.6 million related to mining activities in 2003.

Natural Gas Supply

The Company contracts for the purchase of gas to serve its retail customers. These contracts are short-term in nature supplying the gas needs for the current heating season and the following off-season months. The price of gas is a pass-through, whereby the Company recovers 100% of its cost of gas.

The natural gas used as fuel by Electric and Wholesale was delivered by Gas. In the second quarter of 2001, Electric and Wholesale began procuring its gas supply independent of the Company and contracting with Gas for transportation services only.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

Steam Generator Tubes

APS, as the operating agent of PVNGS, has encountered tube cracking in the steam generators and has taken, and will continue to take, remedial actions that it believes have slowed the rate of tube degradation. The projected service life of steam generators is assessed on an on-going basis. Two replacement steam generators were installed in Unit 2 during its Fall 2003 refueling outage. The Company's share of the fabrication and installation costs were approximately $24.7 million as of December 31, 2003.

The PVNGS participants ("Participants") have approved the purchase of replacement steam generators for Units 1 and 3. Preliminary work for the installation of the replacement steam generators has also been approved by the Participants. These actions will provide the Participants with options regarding the replacement of steam generators in Unit 1 and Unit 3. Unit 1 could be replaced as early as Fall 2005, should the Participants choose to do so. The Company estimates that its portion of the fabrication and installation costs and associated power upgrade modifications for Units 1 and 3, will be approximately $46 million over the period 2002-2008 (exclusive of replacement power costs), should installation of the ordered replacement steam generators be approved.

PVNGS Decommissioning Funding

PNM has a program for funding its share of decommissioning costs for PVNGS. The nuclear decommissioning funding program is invested in equities and fixed income instruments in qualified and non-qualified trusts. The results of the 2001 decommissioning cost study indicated that PNM's share of the PVNGS decommissioning costs, excluding spent fuel disposal, would be approximately $201 million (measured in 2001 dollars).

PNM provided an additional $3.1 million, $10.7 million and $6.1 million funding for the year ended December 31, 2003, 2002 and 2001, respectively, into the qualified and non-qualified trust funds. The estimated market value of the trusts for the year ended December 31, 2003 was approximately $78.7 million.

Nuclear Spent Fuel and Waste Disposal

Pursuant to the Nuclear Waste Policy Act of 1982, as amended in 1987 (the "Waste Act"), the United States Department of Energy ("DOE") is obligated to accept and dispose of all spent nuclear fuel and other high-level radioactive wastes generated by domestic power reactors. Under the Waste Act, the DOE was to develop facilities necessary for the storage and disposal of spent nuclear fuel and to have the first facility in operation by 1998. The DOE has announced that such a repository cannot be completed before 2010.

The operator of PVNGS has fuel storage pools at PVNGS, which accommodates fuel from normal operation of PVNGS. To continue to allow full core offload capability, older fuel is being placed in dry storage casks and removed from the Units. Through December 31, 2003, the operator of PVNGS has loaded 10 dry storage casks and placed the casks in the completed dry storage facility. Fuel from Unit 3 will be removed from the Unit 3 fuel storage pool during the first quarter of 2004. PNM currently estimates that it will incur approximately $41.0 million (in 2001 dollars) over the life of PVNGS for its share of the fuel costs related to the on-site interim storage of spent nuclear fuel during the operating life of the plant. PNM accrues these costs as a component of fuel expense, meaning that the charges are accrued as the fuel is burned. The Company has accrued $1.0 million in each of 2003 and 2002 for interim storage costs. The operator of PVNGS currently believes that spent fuel storage or disposal methods will be available for use by PVNGS to allow its continued operation. The dry storage facility has the space to hold all fuel anticipated to be used during the licensed life of PVNGS.

PVNGS Liability and Insurance Matters

The Participants have financial protection for public liability resulting from nuclear energy hazards to the full limit of liability under federal law. This potential liability is covered by primary liability insurance provided by commercial insurance carriers in the amount of $300.0 million and the balance by an industry-wide retrospective assessment program. If losses at any nuclear power plant covered by the programs exceed the primary liability insurance limit, the Company could be assessed retrospective adjustments. Effective August 20, 2003, the maximum assessment per reactor under the program for each nuclear incident increases from approximately $88 million to approximately $101 million. The retrospective assessment is subject to an annual limit of $10.0 million per reactor per incident. Based upon the Company's 10.2% interest in the three PVNGS units, the Company's maximum potential assessment per incident for all three units is approximately $31 million, with an annual payment limitation of approximately $3 million per incident. If the funds provided by this retrospective assessment program prove to be insufficient, Congress could impose revenue-raising measures on the nuclear industry to pay claims.

Possible Price-Anderson Act Changes

Versions of comprehensive energy bills proposed for adoption by Congress contain provisions that would amend Federal Law (the "Price-Anderson Act") addressing public liability from nuclear energy hazards in ways that would increase the annual limit on retrospective assessments (see "PVNGS Liability and Insurance Matters" above) from $10.0 million to $15.0 million per reactor per incident with the Company's annual exposure per incident increasing from approximately $3.0 million to $4.5 million.

The Company believes that such changes in applicable law, if enacted, would not result in a "deemed loss event" being declared by the equity investors in respect of the Company's sale and leaseback transactions of PVNGS Units 1 and 2.

Global Electric Agreement

On October 10, 2002, PNM announced that it had agreed with the PRC staff, the New Mexico Attorney General ("AG"), and other consumer groups on a Global Electric Agreement that provided for joint support for the repeal of a majority of the New Mexico Electric Utility Industry Restructuring Act of 1999, as amended ("Restructuring Act"), a fixed rate path, procedures for the Company's participation in unregulated generating plant activities and other regulatory issues. The ratepath is effective for services rendered September 1, 2003 through December 31, 2007. Based on the normal time frame for rate proceedings in New Mexico of ten months, a change in rates would not happen until late 2008. The Global Electric Agreement was approved by the PRC in January 2003. Legislation repealing the Restructuring Act and continuing the authorization for utilities to participate in unregulated generating plant activities for a limited time according to the Global Electric Agreement was passed by the New Mexico Legislature and signed into law by the Governor on April 8, 2003. In the Global Electric Agreement, PNM agreed to forego recovery of the costs incurred in preparing to transition to a competitive retail market in New Mexico under the repealed law. This resulted in a charge of $16.7 million, pre-tax, in the first quarter of 2003. As a result of the repeal of the Restructuring Act, PNM has re-applied the accounting requirements of SFAS 71 to its regulated generation activities effective January 2003, which did not have a material effect on the Company's financial condition or results of operations.

Gas Rate Case

On January 10, 2003, PNM filed a general gas rate case, requesting that the PRC approve an increase in the service fees charged to its 441,000 natural-gas customers. PNM's proposal would have increased both the set monthly service fee and the charge tied to monthly usage. Such fees are separate from the cost of gas charged to customers. The monthly cost of gas charge would not be affected by the fee increase.

On June 25, 2003, PNM, the PRC Staff, and a group of industrial consumers filed a settlement allowing the Company a $20.0 million annual revenue increase in base cost of service rates, a $1.6 million annual increase in miscellaneous fees and charges and the recovery of $4.4 million in previously approved costs. The settlement rates were proposed to go into effect for bills rendered in November 2003. A final order disapproving the settlement was issued on November 3, 2003.

The Company successfully sought rehearing of the final order disapproving the stipulation. In its request for rehearing, the Company proposed two alternatives for delaying the residential rate increase. The rehearing was held on November 25, 2003. As a result of the rehearing, the PRC in January 2004 unanimously approved the stipulation. Under the stipulation, the residential rate increase will go into effect with bills rendered in April 2004. The approved rates will increase gas revenues approximately $22.0 million annually. The Company will forego the recovery of any revenue lost as a result of the delay. All other rate increases go into effect with the first billing cycle after the date of the final order approving the amended stipulation, January 13, 2004.

Water Supply

Because of New Mexico's arid climate and current drought conditions, there is a growing concern in New Mexico about the use of water for power plants. The availability of sufficient water supplies to meet all the needs of the state, including growth, is a major issue. The Company has secured water rights in connection with the Afton and Lordsburg plants and water availability does not appear to be an issue for these plants at this time.

The Four Corners region, in which SJGS and Four Corners are located, has been experiencing drought conditions that may affect the water supply for the Company's generation plants. If adequate precipitation is not received in the watershed that supplies the Four Corners areas, the plants may be affected in 2004 and the future. The United States Bureau of Reclamation ("USBR") has been requested to approve a supplemental contract for 8,300 acre feet per year for a one-year term ending December 31, 2004. Environmental approvals are also in the process of being obtained for the supplemental contract. PNM has also signed a voluntary shortage sharing agreement with tribes and other water users in the San Juan Basin for a one-year term ending December 31, 2004. Environmental approvals for that agreement are pending. A similar agreement was entered into in 2003. Although PNM does not believe that its operations will be materially affected by the drought conditions at this time, it cannot forecast the weather situation or its ramifications, or how regulations and legislation may impact PNM's situation in the future, should the drought continue.

Western United States Wholesale Power Market

Various circumstances, including electric power supply shortages, weather conditions, gas supply costs, transmission constraints, and alleged market manipulation by certain sellers, resulted in the well-publicized "California energy crisis" and in the bankruptcy filings of the California Power Exchange ("Cal PX") and of Pacific Gas and Electric Company ("PG&E"). However, since the third quarter of 2001, conditions in the Western wholesale power market have changed substantially because of regulatory actions, conservation measures, the construction of additional generation, a decline in natural gas prices relative to levels reached during the California energy crisis and regional economic conditions.

As a result of the foregoing conditions in the Western market, the FERC and other federal and state governmental authorities are conducting investigations and other proceedings relevant to the Company and other sellers. The more significant of these in relation to the Company are summarized below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

California Refund Proceeding

San Diego Gas and Electric Company ("SDG&E") and other California buyers have filed a complaint with the FERC against sellers into the California wholesale electric market. Hearings were held in September 2002, and the administrative law judge ("ALJ") issued the "Proposed Findings on California Refund Liability" in December 2002, in which it was determined that the Cal ISO had, for the most part, correctly calculated the amounts of the potential refunds owed by sellers. The ALJ identified what were termed "ballpark" figures for the amount of refunds due under the order in an appendix to the proposed findings document. PNM was identified as having a refund liability of approximately $4.3 million, while being owed approximately $7 million from the Cal ISO. Pursuant to the FERC's order, PNM filed, in conjunction with the competitive supplier group, initial comments in January 2003 to the ALJ's preliminary findings addressing errors the Company believes the ALJ made in the proposed findings, and filed reply comments in February 2003.

Prior to the December 2002 ALJ decision, the Ninth Circuit Court of Appeals ordered the FERC to allow the parties in the case to provide additional evidence regarding alleged market manipulation by sellers. Several California parties submitted additional evidence in March 2003 to support their position that virtually all market participants, including PNM, either engaged in specific market manipulation strategies or facilitated such strategies. PNM maintains that it did not engage in improper wholesale activities, and filed reply evidence in March 2003, denying the allegations against it.

In March 2003, the FERC issued an order substantially adopting the ALJ's findings in his December 2002 decision, but requiring a change to the formula used to calculate refunds. The FERC raised concerns that the indices for California gas prices, a major element in the formula, had been subject to potential manipulation and were unverifiable. The effect of this change, which is not yet final, would be to increase PNM's refund liability. In October 2003, the FERC issued its order on rehearing in which it affirmed its decision to change the gas price indices used to calculate the refund amounts. This has the effect of increasing the Company's amount of refund. The precise amounts, however, will not be certain until the Cal ISO and Cal PX recalculate refund amounts which FERC required that they do as soon as possible, but no later than five months after its October 2003 Order. The Company is currently awaiting the filing of additional refund information by the Cal ISO and Cal PX and is unable to predict the ultimate outcome of this FERC proceeding, or whether PNM will be directed to make any refunds as the result of the FERC order.

Pacific Northwest Refund Proceeding

In addition to the California refund proceedings, Puget Sound Energy, Inc. filed a complaint at the FERC alleging that spot market prices in the Pacific Northwest wholesale electric market were unjust and unreasonable. In September 2001, the ALJ issued a recommended decision and declined to order refunds associated with wholesale electric sales in the Pacific Northwest. In a ruling similar to the one issued in the California refund proceeding, the FERC allowed additional discovery to take place and the submission of additional evidence in the case in March 2003. In June 2003, the FERC issued an order terminating the proceeding and adopting the ALJ's recommendation that no refunds should be ordered. Several parties in the proceeding filed requests for rehearing and in November 2003, FERC denied rehearing and reaffirmed its prior ruling that refunds were not appropriate for spot market sales in the Pacific Northwest during the first half of 2001. In November 2003, the Port of Seattle filed an appeal of FERC's order denying rehearing in the Ninth Circuit Court of Appeals. As a participant in the proceedings before FERC, the Company is also participating in the appeal proceedings. The Company is unable to predict the ultimate outcome of this appeal, or whether PNM will ultimately be directed to make any refunds.

FERC Show Cause Orders

The FERC initiated a market manipulation investigation, partially in response to the bankruptcy filing of the Enron Corporation ("Enron") and to allegations that Enron may have engaged in manipulation of portions of the Western wholesale power market. In connection with that investigation, all sellers into Western electric and gas markets were required to submit data regarding short-term transactions in 2000-2001. In March 2003, the FERC staff issued its final report, which addressed various types of conduct that the FERC staff believed may have violated market monitoring protocols in the Cal ISO and Cal PX tariffs. Based on the final report, the FERC issued orders to certain companies, including Enron, requiring them to show cause why the FERC should not revoke their authorizations to sell electricity at market-based rates. In addition, the FERC staff recommended that the FERC issue orders requiring certain entities to show cause why they should not be required to disgorge profits associated with conduct deemed to violate the Cal ISO and Cal PX tariffs, or be subject to other remedial action.

In June 2003, the FERC issued two separate orders to show cause against PNM and over sixty other companies. In the first order (the "Gaming Practices Order"), the FERC asserted that certain entities, including PNM, appeared to have participated in activities that constitute gaming and/or anomalous market behavior in violation of the Cal ISO and Cal PX tariffs during the period January 1, 2000 to June 20, 2001. Specifically, PNM is alleged to have engaged in a practice termed "False Import," which FERC defined as the practice of exporting power generated by California and then reimported into California in order to avoid price caps on in-California generation. These allegations are based primarily on an initial Cal ISO report and the additional evidentiary submission by California parties. The Cal ISO was ordered to submit additional information on which the entities subject to the Show Cause Order should respond. For PNM, the potential disgorgement for alleged "False Import" transactions covers the period May 1, 2000 to October 1, 2000. After review of the additional Cal ISO data and consultation with

PNM, the FERC trial staff filed a motion to dismiss PNM from the case in August 2003. In September 2003, the California parties filed their objection to the dismissal of PNM from the case. In January 2004, the FERC issued an order granting trial staff's motion to dismiss PNM from the Gaming Partnerships docket on grounds that FERC staff's investigation did not reveal that PNM engaged in the practice of "False Import." As a result, the Company has been dismissed from the Gaming Practices proceedings.

In the second order to show cause (the "Gaming Partnerships Order"), the FERC asserts that certain entities, including PNM, acted in concert with Enron and other market participants to engage in activities that constitute gaming and/or anomalous market behavior in violation of the Cal ISO and Cal PX tariffs during the period January 1, 2000 to June 20, 2001. Specifically, PNM is alleged to have entered into "partnerships, alliances or other arrangements" with thirteen of its customers that allegedly may have been used as market manipulation schemes. The precise basis for certain of the FERC's allegations is not clear from the Gaming Partnerships Order, although it appears that most arise out of PNM's provision of "parking and lending" services to the identified companies. The potential remedies include disgorgement of unjust profits, as well as non-monetary remedies such as revocation of a seller's market-based rate authority.

In September 2003, PNM filed its responses to the Gaming Partnerships Order indicating that it did not engage in the alleged "partnerships, alliances or other arrangements" with the alleged parties. In October 2003, PNM filed testimony and exhibits in the case reasserting its response previously filed. The FERC ALJ has set the case for hearing on June 28, 2004. In January 2004, the FERC issued an order granting FERC staff's motion to dismiss seven of the thirteen PNM customers on grounds that there was no evidence to conclude that these companies used their commercial relationship with PNM to game the California ISO and PX markets. Of the six remaining PNM customers in the docket, the FERC staff has filed motions to dismiss or enter into settlement agreements with five of them. On February 27, 2004, the FERC staff and the California parties filed their testimony. The FERC staff did not identify any improper conduct by PNM. The California parties allege that PNM provided false information regarding parking transactions that allowed other parties to game the California market. They claim PNM should be required to disgorge unjust profits that they variously calculate as between approximately $6 million and $26 million in addition to non-monetary penalties. PNM believes that it has not engaged in improper conduct and intends to defend itself vigorously against these allegations. PNM continues to have discussions with the FERC Staff regarding possible dismissal of the charges against PNM.

Investigation of Anomalous Bidding Behavior and Practices in the Western Markets

In June 2003, the FERC issued an order finding that certain bids into the Cal ISO and Cal PX markets during the period May 1 through October 1, 2000 appear to have been excessive, in violation of the prohibitions against anomalous market behavior in the market monitoring protocols of the Cal ISO and Cal PX tariffs. The order directed the FERC's Office of Market Oversight and Investigation ("OMOI") to conduct a further investigation into bids in excess of $250 per MW during that period. In July 2003, PNM received a data request from OMOI to all sellers into the Cal ISO and Cal PX markets that submitted bids in excess of $250 per MW to the Cal ISO and Cal PX during the period covered by the investigation. In July 2003, PNM submitted its response to OMOI's data request, in which PNM provided justification of its bidding strategies during that period. In July 2003, PNM joined with other sellers in filing a request for rehearing of the June 2003 order, challenging the FERC's determination that bids above $250 per MW into the Cal ISO and Cal PX markets during the period May 1 through October 1, 2000 were prima facie excessive or in violation of the Cal ISO and Cal PX tariffs. PNM has received additional requests for information and data from OMOI, to which PNM responded. The investigation is currently pending and PNM cannot predict the outcome of OMOI's investigation, but intends to vigorously defend itself against any allegation of wrongdoing.

California Power Exchange and Pacific Gas and Electric Bankruptcies

In January and February 2001, Southern California Edison ("SCE") and PG&E, major purchasers of power from the Cal PX and Cal ISO, defaulted on payments due to Cal PX for power purchased from the Cal PX in 2000. These defaults caused the Cal PX to seek bankruptcy protection. PG&E subsequently also sought bankruptcy protection. PNM has filed its proofs of claims in the Cal PX and PG&E bankruptcy proceedings. Amounts due to PNM from the Cal PX or Cal ISO for power sold to them in 2000 and 2001 total approximately $7 million. The Company has provided allowances for the total amount due from the Cal PX and Cal ISO.

California Attorney General Complaint

In March 2002, the California Attorney General filed a complaint with the FERC against numerous sellers regarding prices for wholesale electric sales into the Cal ISO and Cal PX and to the California Department of Water Resources ("Cal DWR"). PNM was among the sellers identified in this complaint and filed its answer and motion to intervene. In its answer, PNM defended its pricing and challenged the theory of liability underlying the California Attorney General's complaint. In May 2002, the FERC entered an order denying the California Attorney General's request to initiate a refund proceeding, but directed sellers, including PNM, to comply with additional reporting requirements with regard to certain wholesale power transactions. PNM has made filings required by the May 2002 order. The California Attorney General filed a petition for review in the United States Court of Appeals for the Ninth Circuit. PNM intervened in the Ninth Circuit appeal and is participating as a party in that proceeding. The Ninth Circuit held oral arguments in the case in October 2003. The Company cannot predict the outcome of this appeal. As addressed below, the California Attorney General has also threatened litigation against PNM in state court in California based on similar allegations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

California Attorney General Threatened Litigation

The California Attorney General has filed several lawsuits in California state court against certain power marketers for alleged unfair trade practices involving overcharges for electricity. In April 2002, the California Attorney General notified PNM of his intention to file a complaint in California state court against PNM concerning PNM's alleged failure to file rates for wholesale electricity sold in California and for allegedly charging unjust and unreasonable rates in the California markets. The letter invited PNM to contact the California Attorney General's office before the complaint was filed, and PNM has met several times with representatives of the California Attorney General's office. Further discussions are contemplated. To date, a lawsuit has not been filed by the California Attorney General and the Company cannot predict the outcome of this matter.

California Antitrust Litigation

Several class action lawsuits have been filed in California state courts against electric generators and marketers, alleging that the defendants violated the law by manipulating the market to grossly inflate electricity prices. Named defendants in these lawsuits include Duke Energy Corporation ("Duke") and related entities along with other named sellers into the California market and numerous other "unidentified defendants." Certain of these lawsuits were consolidated for hearing in state court in San Diego, California. In May 2002, the Duke defendants served a cross-claim on PNM. Duke also cross-claimed against many of the other sellers into California. Duke asked for declaratory relief and for indemnification for any damages that might ultimately be imposed on Duke. Several defendants removed the case to federal court in California. The federal judge has entered an order remanding the matter to state court, but the effect of that ruling has been stayed pending appeal. PNM has joined with other cross-defendants in motions to dismiss the cross-claim. The Company believes it has meritorious defenses but cannot predict the outcome of this matter.

Block Forward Agreement Litigation

In February 2002, PNM was served with a declaratory relief complaint filed by the State of California in California state court. The state's declaratory relief complaint seeks a determination that the state is not liable for its commandeering of certain energy contracts known as "Block Forward Agreements". The Block Forward Agreements were a form of futures contracts for the purchase of electricity at below-market prices and served as security for payment by PG&E and SCE for their electricity purchases through the Cal PX. When PG&E and SCE defaulted on payment obligations incurred through the Cal PX, the Cal PX moved to liquidate the Block Forward Agreements to satisfy in part the obligations owed by PG&E and SCE. Before the Cal PX could liquidate the Block Forward Agreements, California commandeered them for its own purposes. In March 2001, PNM and other similarly situated sellers of electricity through the Cal PX filed claims for damages with the California state Victims Compensation and Government Claims Board ("Victims Claims Board") on the theory that the state, by commandeering the Block Forward Agreements, had deprived them of security to which they were entitled under the terms of the Cal PX's tariff. The Victims Claims Board denied PNM 's claim in March 2002. PNM filed a complaint against the State of California in California state court in September 2002, seeking damages for the state's commandeering of the Block Forward Agreements and requesting judicial coordination with the state's declaratory relief action filed in February 2002 on the basis that the two actions raise essentially the same issues. The judge delayed establishing a procedural schedule for the case pending a determination of the Cal PX's status in the litigation. The judge has since held that the Cal PX could represent the interests of Cal PX participants in the litigation. The judge declined to set a procedural schedule because of his impending retirement. A new judge has now been appointed.

New Source Review Rules

In November 1999, the United States Department of Justice ("DOJ"), at the request of the Environmental Protection Agency ("EPA"), filed complaints against seven companies, alleging that the companies over the past 25 years had made modifications to their plants in violation of the New Source Review ("NSR") requirements and in some cases the New Source Performance Standard ("NSPS") regulations, which could result in the requirement to make costly environmental additions to older power plants. Whether or not the EPA will ultimately prevail is uncertain at this time. The EPA has reached settlements with several of the companies sued by the DOJ. In August 2003, in one of the pending enforcement cases against Ohio Edison Company, a federal district judge in Ohio ruled in favor of the EPA and against Ohio Edison. The judge accepted the legal theories advanced by the government and in particular found that eleven construction projects undertaken by the utility in that case between 1984 and 1998 were "modifications" of the plants within the meaning of the Clean Air Act, not "routine maintenance, repair or replacement" ("RMRR"). That case now proceeds to a remedy phase. By contrast, in a separate federal district court proceeding against Duke Energy Company, the court has made certain rulings in summary judgment motions that appeared to potentially validate elements of the industry position. If the EPA prevails in the position advanced in the pending litigation, PNM may be required to make significant capital expenditures, which could have a material adverse effect on the Company's financial position and results of operations.

No complaint has been filed against PNM by the EPA, and the Company believes that all of the routine maintenance, repair, and replacement work undertaken at its power plants was and continues to be in accordance with the requirements of NSR and NSPS. However, in October 2000, the New Mexico Environmental Department ("NMED") made an information request of PNM, advising PNM that the NMED was in the process of assisting the EPA in the EPA's nationwide effort "of verifying that changes made at the country's utilities have not inadvertently triggered a modification under the Clean Air Act's Prevention of Significant Deterioration ("PSD") policies." PNM has responded to the NMED information request. In late June 2002, PNM received another information request from the NMED for a list of capital projects budgeted or completed in 2001 or 2002. PNM has responded to the additional NMED information request.

The National Energy Policy Development Group released the National Energy Policy in May 2001 which called for a review of the pending EPA enforcement actions. As a result of that review, in June 2002, the EPA announced its intention to pursue steps to increase energy efficiency, encourage emissions reductions and make improvements and reforms to the NSR program. The EPA announced that, among other things, the NSR program had impeded or resulted in the cancellation of projects that would maintain or improve reliability, efficiency and safety of existing power plants. The EPA's June 2002 announcement contemplated further rulemakings on NSR-related issues and expressly cautioned that the announcement was not intended to affect pending NSR enforcement actions. Thereafter, in December 2002, the EPA promulgated certain long-awaited revisions to the NSR rules, along with proposals to revise the RMRR exclusion contained in the regulations. In August 2003, the EPA issued its rule regarding RMRR. The new RMRR rule clarifies what constitutes RMRR of damaged or worn equipment, subject to safeguards to assure consistency with the Clean Air Act. It provides that replacements of equipment are routine only if the new equipment is (i) identical or functionally equivalent to the equipment being replaced; (ii) does not cost more than 20% of the replacement value of the unit of which the equipment is a part; (iii) does not change the basic design parameters of the unit; and (iv) does not cause the unit to exceed any of its permitted emissions limits. Legal challenges to the RMRR rule have been filed by several states; other states have intervened in support of the rule. How such challenges will ultimately be resolved cannot be predicted but an appellate court order has stayed the effect of the RMRR rule pending the outcome of the litigation.

Citizen Suit Under the Clean Air Act

Following required notification, the Grand Canyon Trust and the Sierra Club (collectively "GCT") filed a so-called "citizen suit" in federal district court in New Mexico against PNM (but not against the other SJGS co-owners) in May 2002. The suit alleged two violations of the Clean Air Act and related regulations and permits. First, GCT argued that the plant has violated, and is currently in violation of, the federal Prevention of Significant Deterioration ("PSD") rules, as well as the corresponding provisions of the New Mexico Administrative Code, at SJGS Units 3 and 4. Second, GCT alleged that the plant has "regularly violated" the 20% opacity limit contained in SJGS's operating permit and set forth in federal and state regulations at Units 1, 3 and 4. The lawsuit seeks penalties as well as injunctive and declaratory relief. PNM denied the material allegations in the complaint.

Both sides in the litigation filed motions for partial summary judgment and the court entered an order granting PNM's motion for summary judgment on the PSD issues, dismissing that portion of the case against PNM. A trial on certain preliminary liability issues on the opacity claims was held in November 2003. At this trial, the plaintiffs presented their case and PNM presented certain defenses, including that the measurement methods relied on by GCT are contradicted by other measurement methods or by other qualified scientific data. On February 2, 2004 the court entered a Memorandum Opinion on PNM's general defenses. The Memorandum Opinion rejected PNM's arguments concerning the proper method for determining opacity compliance, but allowed PNM to present evidence in the next part of the liability trial addressing and defending against liability for specific alleged opacity violations. A status conference was held on March 5, 2004. The court advised that the next phase of the liability trial would likely be scheduled in August or September 2004. A trial on remedy issues, if necessary, would be scheduled at a later date. PNM was directed to make a written settlement offer by April 1, 2004 with the plaintiffs directed to respond by April 16, 2004. The Company believes that it has meritorious defenses and continues to vigorously dispute the allegations. PNM's corporate policy continues to be to adhere to high environmental standards as evidenced by its ISO 14001 certification. The Company is, however, unable to predict the ultimate outcome of the matter.

Archeological Site Disturbance

The Company hired a contractor, Great Southwestern Construction, Inc. ("Great Southwestern"), to conduct certain "climb and tighten" activities on a number of electric transmission lines in New Mexico between July 2001 and December 2001. Those lines traverse a combination of federal, state, tribal and private properties in New Mexico. In late May 2002, the U.S. Forest Service ("USFS") notified PNM that apparent disturbances to archeological sites had been discovered in and around the rights-of-way for PNM's transmission lines in the Carson National Forest in New Mexico. Great Southwestern had performed "climb and tighten" activities on those transmission lines.

PNM has confirmed the existence of the disturbances, as well as disturbances associated with certain arroyos that may raise issues under section 404 of the Clean Water Act. PNM has given the Corps of Engineers notice concerning the disturbances in arroyos. The Corps of Engineers has acknowledged the Company's notice and asked PNM to cooperate in addressing these disturbances. The USFS verbally instructed PNM to undertake an assessment and possible related mitigation measures with respect to the archeological sites in question. PNM contracted for an archeological assessment and a proposed remediation plan with respect to the disturbances and has provided the assessment to the USFS and the federal Bureau of Land Management ("BLM"). The Santa Fe Forest issued a notice of non-compliance to PNM for alleged non-compliance with the terms and conditions of PNM's special use authorization relating to maintenance of PNM's power lines on USFS land.

A subsequent preliminary investigation into other transmission lines that were covered by the "climb and tighten" project indicated that there are disturbances on lands governed by other federal agencies and Indian tribes. PNM and Great Southwestern have provided notice of the potential disturbances to these other agencies and tribes. The Company had been informed that the USFS and BLM had commenced a criminal investigation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

into Great Southwestern's activities on this project. However, the Company received verbal confirmation that the USFS and the BLM have decided to decline criminal prosecution under the Archeological Resources Protection Act ("ARPA") against PNM and Great Southwestern. The State of New Mexico requested information from PNM concerning the location of potential disturbances on state lands. The Navajo Nation has also requested further information concerning disturbances on Navajo land, but has provided written declination of criminal charges under ARPA against PNM and Great Southwestern. The Navajo Nation has indicated that it may pursue civil damages under ARPA. PNM and Great Southwestern are seeking the consent of BLM and the USFS to address impacted drainages under these agencies jurisdiction. PNM has provided Great Southwestern with notice and a demand for indemnity. Zurich Insurance, the insurer for Great Southwestern, has denied coverage and indemnity to PNM for this claim but has agreed to share the cost of a portion of the investigation of this claim. The Company is unable to predict the outcome of this matter and cannot estimate with any certainty the potential impact on the Company's operations.

Excess Emissions Reports

As required by law, whenever there are excess emissions from SJGS, due to such causes as start-up, shutdown, upset, breakdown or certain other conditions, PNM makes filings with the NMED. For some three years, PNM has been in discussions with NMED concerning excess emissions reports for the period after January 1997. During this period, NMED investigated the circumstances of these excess emissions and whether these emissions involve any violation of applicable permits and regulations. PNM and NMED have entered into several agreements tolling the running of the statute of limitations in order to allow NMED to complete its review of these filings. The present tolling agreement expires July 1, 2004. By letter dated September 12, 2003, the NMED advised PNM that NMED would not excuse certain of the emissions exceeding the operation permit emission permits. The NMED also stated that PNM had violated the opacity limits in the operating permit and articulated a construction of the standards that NMED would apply in evaluating opacity exceedances. Attached to the September 12, 2003 letter was what was identified as a "draft" compliance order assessing unspecified civil penalties. The NMED invited PNM to enter into discussions concerning the contents of the letter and of the draft compliance order and PNM and NMED have entered into such discussions. The compliance order has not yet been finalized and no proceeding against PNM has yet been commenced by NMED. PNM disagrees with the construction of its operating permit that is contained in the September 12, 2003 letter which represents a construction of the operating permit never previously advanced by NMED. PNM is unable to predict the outcome of this matter and cannot estimate the potential impact on the Company's operations.

Santa Fe Generating Station

PNM and the NMED conducted investigations of the gasoline and chlorinated solvent groundwater contamination detected beneath PNM's former Santa Fe Generating Station ("Santa Fe Station") site to determine the source of the contamination pursuant to a 1992 Settlement Agreement ("Settlement Agreement") between PNM and the NMED. The Settlement Agreement has been amended on several occasions to modify the scope of the investigation and remediation activities. No source of gasoline contamination in the groundwater was identified as originating from the site.

PNM is of the opinion that the data compiled indicates observed groundwater contamination originated from off-site sources. However, in August 2003, PNM elected to enter into a fifth amendment ("Fifth Amendment") to the Settlement Agreement with the NMED to avoid a prolonged legal dispute whereby PNM agreed to install additional remediation facilities consisting of an additional extraction well and two additional monitoring wells to address remaining gasoline contamination in the groundwater at and in the vicinity of the site. PNM will continue to operate the remediation facilities until the groundwater is cleaned up to applicable federal standards or until such time as the NMED determines that additional remediation is not required, whichever is earlier. The City of Santa Fe, the NMED and PNM entered into an amended Memorandum of Understanding relating to the continued operation of the Santa Fe Well and the remediation facilities called for under the latest Amended Settlement Agreement.

The Fifth Amendment notes the continued presence of chlorinated solvents in the groundwater under the former Santa Fe Generating Station and provides that once the remediation standards are met, the NMED anticipates that it will not require PNM to undertake any further investigation or remediation with respect to chlorinated solvents. In the event that chlorinated solvent concentrations remain at levels requiring further action, the NMED will not require PNM to take any further action with respect to the chlorinated solvent contamination until the NMED has reviewed any new data relating to the chlorinated solvent contamination and undertaken a good faith investigation into other potential sources. The NMED has acknowledged that at least a portion of the chlorinated solvent contamination observed beneath the Santa Fe Generating Station site has originated from off-site sources. In September 2003, PNM was verbally informed that the Superfund Oversight Section of the NMED is conducting an investigation into the chlorinated solvent contamination at the former Santa Fe Generating Station site, including other possible sources for the chlorinated solvents in the groundwater. The NMED states that it expects to have the results of its investigation complete by September of 2004.

Natural Gas Royalties Qui Tam Litigation

In 1999, a complaint was served on the Company alleging violations of the False Claims Act by PNM and its subsidiaries, Gathering Company and Processing Company (collectively, the "Company" for purposes of this discussion), by purportedly failing to properly measure natural gas from Federal and tribal properties in New Mexico, and consequently, underpaying royalties owed to the Federal government. A private relator is pursuing the lawsuit. The complaint was served after the United States Department of Justice declined to intervene to pursue the lawsuit. The complaint seeks actual damages, treble damages, costs and attorneys fees, among other relief.

Currently the parties are engaged in discovery on the issue of whether the relator meets the requirements for bringing a claim under the False Claims Act. The Company expects to participate with other defendants in a motion to dismiss on the ground that the relator does not meet those requirements.

The Company is vigorously defending this lawsuit and is unable to estimate the potential liability, if any, or to predict the ultimate outcome of this lawsuit.

Dugan Production Corporation Litigation

In July 2002, Dugan Production Corp. filed a lawsuit in the County of San Juan, New Mexico, against the SJCC. In September 2002, the SJCC removed the lawsuit to the United States District Court for the District of New Mexico. The lawsuit seeks to enjoin the underground mining of coal from a portion of the land that is to be used for the underground mine. The plaintiff also seeks monetary damages.

The SJCC, through leases with the federal government and the State of New Mexico, owns coal interests with respect to the underground mine. The plaintiff, through leases with the federal government, the State of New Mexico and certain private parties, claims to own certain oil and gas interests in portions of the land that is to be used for the underground mine. The plaintiff alleges that the SJCC's underground coal mining operations have or will interfere with plaintiff's gas production and result in the dissipation of natural gas that it otherwise would be entitled to recover. The plaintiff also alleges, and seeks a declaration by the court, that the rights under its leases are senior and superior to the rights of the SJCC.

The SJCC has informed the Company that SJCC intends to vigorously dispute the litigation. In September 2002, the SJCC filed a motion to dismiss the claims against it on several grounds. Discovery for the lawsuit has not yet started. The Company cannot predict the ultimate outcome of the litigation or whether the litigation will adversely affect the amount of coal available, or its price for SJGS.

Richardson Matter

Another gas leaseholder, Richardson Operating Company ("Richardson"), has leases in the area of the San Juan Mine and has asserted claims against SJCC. The Company understands that discussions with Richardson are ongoing, although no formal litigation has been filed.

Asbestos Cases

The Company was named in 2003 as one of a number of defendants in 21 personal injury lawsuits relating to alleged exposure to asbestos. All of these cases involve claims of individuals, or their descendents, who worked for contractors building, or working at, Company power plants. Some of the claims relate to construction activities during the 1950's and 1960's, while other claims generally allege exposure during the last 30 years. The Company has never manufactured, sold or distributed products containing asbestos. All of these cases involve multiple defendants. The state district judge in six of these cases recently entered a stay of all proceedings due to the bankruptcy of one of defendants; however, the plaintiffs in these cases have moved to modify the stay so that the cases can proceed against the remaining defendants. The Company was insured by a number of different insurance policies during the time period at issue in these cases. The Company intends to vigorously defend against these lawsuits. Although the Company is unable to fully predict the outcome of this litigation, the Company believes that it has adequate reserves and insurance coverage such that the outcome of these legal proceedings would not have a material impact on the financial condition of the Company.

San Angelo Electric Service Company ("SESCO") Matter

In October 2003, the Texas Commission on Environmental Quality ("TCEQ") requested information from PNM concerning any involvement that PNM had with the SESCO of San Angelo, Texas. PNM is informed that the TCEQ is conducting a site investigation of a SESCO facility in San Angelo, Texas pursuant to the Texas Solid Waste Act and that the SESCO site has been referred to the Superfund Site Discovery and Assessment Program. The primary concern appears to be polychlorinated biphenals ("PCBs"). The TCEQ is conducting the site investigation to determine what remediation activities are required at the SESCO site and to identify potentially responsible parties ("PRPs"). In January 2004, PNM submitted its preliminary response to the TCEQ request for information. The response states that PNM previously had a "requirements" contract with SESCO for the repair of electric transformers. It appears that a number of transformers were sent to SESCO for repair. In addition, it appears that PNM sold a number of retired transformers to SESCO. PNM has not received a response from the TCEQ concerning the information provided in PNM's response. PNM has not been named as a PRP for the SESCO site. PNM is unable to predict the outcome of this matter.

Other

There are various claims and lawsuits pending against the Company. The Company is also subject to federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. In addition, the Company periodically enters into financial commitments in connection with its business operations. It is not possible at this time for the Company to determine fully the effect of all litigation on its consolidated financial statements. However, the Company has recorded a liability where the litigation effects can be estimated and where an outcome is considered probable. The Company does not expect that any known lawsuits, environmental costs and commitments will have a material adverse effect on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

The Company is involved in various legal proceedings in the normal course of its business. The associated legal costs for these legal matters are accrued when incurred. It is also the Company's policy to accrue for legal costs expected to be incurred in connection with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" ("SFAS 5") legal matters when it is probable that a SFAS 5 liability has been incurred and the amount of expected legal costs to be incurred is reasonably estimable. These estimates include costs for external counsel professional fees.

Risks and Uncertainties

The Company's future results may be affected by various factors outside of its control, including: changes in regional economic conditions; the outcome of labor negotiations with unionized employees; fluctuations in fuel, purchased power and gas prices; the actions of utility regulatory commissions; changes in law and environmental regulations; the success of its planned generation expansion; the cost and outcome of litigation and other legal proceedings and investigations; the performance of generation facilities; changes in accounting rules and standards; and external factors such as weather and water supply. Because of pending federal regulatory reforms, the public utility industry is undergoing a fundamental change. New Mexico has repealed the Electric Utility Industry Restructuring Act of 1999 and therefore has abandoned its plans to transform the industry from one of vertically-integrated monopolies to one with deregulated, competitive generation. However, the FERC has proposed a "Standard Market Design" ("SMD") to establish rules for a market-based approach for wholesale transactions over the transmission grid. The FERC's efforts have been opposed by a number of states, primarily in the West and in the Southeast, because of concern that the SMD does not adequately take into account regional differences. Moreover, Congress is currently debating energy legislation which could affect the FERC's activities. In an attempt to ease concerns, on April 28, 2003, the FERC issued a White Paper on "Wholesale Power Market Platform" describing changes it intended to make to its SMD proposed rules. The Company's future results will be impacted by the form of the FERC rules, if adopted; the costs of complying with rules and legislation that may call for regulatory reforms for the industry; and the resulting market prices for electricity and natural gas. In addition, the Company has in place a retail electric rate freeze through 2007 so that the Company's financial results will depend on its ability to control costs and grow revenues, and the implications of uncontrollable factors such as weather, water supply, litigation and economic conditions.

(14) ENVIRONMENTAL ISSUES

The normal course of operations of the Company necessarily involves activities and substances that expose the Company to potential liabilities under laws and regulations protecting the environment. Liabilities under these laws and regulations can be material and in some instances may be imposed without regard to fault, or may be imposed for past acts, even though the past acts may have been lawful at the time they occurred. Sources of potential environmental liabilities include the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 and other similar statutes.

The Company records its environmental liabilities when site assessments or remedial actions are probable and a range of reasonably likely cleanup costs can be estimated. The Company reviews its sites and measures the liability quarterly, by assessing a range of reasonably likely costs for each identified site using currently available information, including existing technology, presently enacted laws and regulations, experience gained at similar sites, and the probable level of involvement and financial condition of other potentially responsible parties. These estimates include costs for site investigations, remediation, operations and maintenance, monitoring and site closure. Unless there is a probable amount, the Company records the lower end of such reasonably likely range of costs (classified as other long-term liabilities at undiscounted amounts).

The Company's recorded minimum liability estimated to remediate its identified sites was $6.8 million and $8.5 million as of December 31, 2003 and 2002, respectively. The ultimate cost to clean up the Company's identified sites may vary from its recorded liability due to numerous uncertainties inherent in the estimation process, such as: the extent and nature of contamination; the scarcity of reliable data for identified sites; and the time periods over which site remediation is expected to occur.

For the year ended December 31, 2003, 2002 and 2001, the Company spent $3.2 million, $0.7 million and $1.7 million, respectively, for remediation. The majority of the December 31, 2003 environmental liability is expected to be paid over the next five years, funded by cash generated from operations. Future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Company.

(15) COMPANY REALIGNMENT

On August 22, 2002, the Company was realigned due to the changes in the electric industry and particularly, the negative impact on the Company's earnings and growth prospects from wholesale market uncertainty. The changes included consolidation of similar functions. A total of 85 salaried and hourly employees were notified of their termination as part of the realignment. In accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity", the Company incurred a liability of $8.8 million for severance and other related costs associated with the involuntary termination of employees, which was charged to operations in the quarter ended September 30, 2002 and is included in administrative and general in the consolidated statements of earnings for the year ended December 31, 2002. The Company paid $8.6 million through December 31, 2003.

(16) OTHER INCOME AND DEDUCTIONS

The following table details the components of other income and deductions for PNM Resources, Inc. and subsidiaries (In thousands):

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Other income:			
Investment income	$ 41,826	$ 44,954	$ 48,742
AFUDC	2,589	–	–
Gross receipts tax credits	2,893	–	–
Miscellaneous non-operating income	5,397	3,406	3,405
	$ 52,705	$ 48,360	$ 52,147
Other deductions			
Loss on reacquired debt write off	$ 16,576	$ –	$ –
Transition costs write off	16,720	–	–
Merger costs and related legal costs	–	(2,436)	17,975
Write-off of Avistar investments	–	–	13,089
Nonrecoverable coal mine decommissioning costs	–	–	12,979
Write-off of regulatory assets	–	–	11,100
Contribution to PNM Foundation	–	–	5,000
Transmission line project write-off	–	4,818	–
Miscellaneous non-operating deductions	12,857	9,924	7,114
	$ 46,153	$ 12,306	$ 67,257

(17) PRO-FORMA EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The following table, presented for comparative purposes, shows the pro-forma effect assuming the adoption of SFAS 143 and the change in measurement date of the pension and other post-retirement benefit plans applied retroactively to the Company's earnings. (In thousands)

	YEAR ENDED DECEMBER 31,	
	2002	2001
Net Earnings as previously reported	$ 63,686	$ 149,847
Change of Pension Measurement Date, net of tax expense (benefit) of $(167) and $144 (note 9)	(255)	219
Adoption of Asset Retirement Obligations, net of tax benefit of $3,048 and $3,088 (note 12)	4,651	4,712
Net Earnings Available to Common Stock	$ 68,082	$ 154,778
Earnings per Share:		
Net Earnings as previously reported	$ 1.63	$ 3.83
Change of Pension Measurement Date (note 9)	(0.01)	(0.01)
Adoption of Asset Retirement Obligations, net of tax of $0.08 and $0.08 (note 12)	0.12	0.12
Net Earnings Available to Common Stock	$ 1.74	$ 3.94
Diluted Earnings Per Share as previously reported	$ 1.61	$ 3.77
Diluted Earnings Per Share net of tax of $0.08 and $0.07	$ 1.73	$ 3.88

(18) NEW AND PROPOSED ACCOUNTING STANDARDS

Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (revised December 2003) ("FIN 46R"). In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46 to address the consolidation of variable interest entities ("VIEs"). FIN 46 applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. Upon adoption of FIN 46, the Company did not identify any VIEs for which it is the primary beneficiary or has significant involvement. In December 2003, the FASB issued FIN 46R to clarify provisions of FIN 46 and exempt certain entities from its requirements. The Company must apply the provisions of FIN 46R for special purpose entities (SPEs) created prior to February 1, 2003, at the end of the annual reporting period ending after December 15, 2003. The Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002, 2001

evaluated all its interests in entities that may be deemed SPEs under the provisions of FIN 46R and concluded that no additional entities need to be consolidated. The Company is required to adopt FIN 46R for non-SPEs at the end of the first interim reporting period ending after March 15, 2004. The Company is currently evaluating the impact of adopting FIN 46R applicable to non-SPEs created prior to February 1, 2003 and is unable to predict its impact on the Company's operating results and financial position at this time.

Statement of Financial Accounting Standards No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132(R)"). This statement was issued in December of 2003 and replaces FASB statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132(R) addresses disclosure only and does not change the measurement and recognition provisions of FASB Statement No. 87, "Employers' Accounting for Pensions", Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". Additional disclosures to be included in the annual report include additional information regarding plan assets, the accumulated benefit obligations (for defined benefit pension plans), projected benefit payments, estimated expected contributions, assumptions used in the calculations and the measurement date of the plan (see Note 9 – Pension and Other Post-retirement Benefits for additional disclosures). Disclosures to be included in interim reports include the amount of net periodic benefit cost recognized (showing the components separately) and contributions paid and expected to be paid during the current fiscal year, if significantly different from amounts previously disclosed. This statement is effective for fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The disclosure regarding estimated future benefit payments shall be effective for fiscal years ending after June 15, 2004.

EITF 01-8 "Determining Whether an Arrangement Contains a Lease." EITF 01-8 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("SFAS 13"). The guidance is based on whether the arrangement conveys to the purchaser (lessee) the right to use a specific asset. A consensus was reached on the accounting for substantial services provided by the lessor in these arrangements in which these services are not executory costs as the term is used in SFAS 13. The guidance provides as to when an arrangement should be reassessed to determine whether it contains a lease and how to account for these subsequent changes in lease classification. EITF 01-8 must be applied to arrangements agreed to, committed to, modified, or acquired in business combinations initiated after April 1, 2003. Upon adoption, EITF 01-8 did not have a material impact on the Company's financial condition or results of operation.

EITF 02-9 "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold." EITF 02-9 addresses how to apply the accounting requirements of paragraph 55 of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), with respect to beneficial interests held by the transferor and loans that do not meet the definition of a security, including whether the transferor should recognize a gain or loss when the provisions of paragraph 55 are applied. Paragraph 55 of SFAS No. 140 requires a transferor to recognize in its financial statements assets previously accounted for appropriately as having been sold when one or more of the conditions regarding control of the assets are no longer met. EITF 02-9 must be applied to events occurring after April 2, 2003. Upon adoption, EITF 02-9 did not have a material impact on the Company's financial condition or results of operation.

FASB Staff Position No. 106-1 "Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act")" ("FSP 106-1"). The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-1 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. Authoritative guidance on accounting for the federal subsidy is pending and could require a change in previously reported information. Disclosures are required regardless of whether the sponsor elects deferral. FSP 106-1 is effective for fiscal years or interim periods ending after December 7, 2003 and interim periods beginning after December 15, 2003. Because of various uncertainties related to the Company's response to this litigation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral election is permitted under FSP 106-1.

Quarterly Operating Results

The unaudited operating results by quarters for 2003 and 2002 are as follows (In thousands, except per share amounts):

	QUARTER ENDED			
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2003:				
Operating Revenues	$ 387,691	$ 340,211	$ 385,161	$ 342,651
Operating Income	33,426	29,914	35,881	19,371
Net Earnings Before Cumulative Effect of Changes in Accounting Principles	10,748	17,596	16,568	13,640
Net Earnings	48,170(A)	17,596	16,568(B)	12,839
Net Earnings Per Share (Basic):				
Net Earnings Before Cumulative Effect of Changes in Accounting Principles	0.28	0.45	0.41	0.34
Net Earnings	1.23	0.45	0.41	0.32
Net Earnings Per Share (Diluted):				
Net Earnings Before Cumulative Effect of Changes in Accounting Principles	0.27	0.44	0.41	0.34
Net Earnings	1.22	0.44	0.41	0.32
2002:				
Operating Revenues	$ 301,817	$ 250,189	$ 274,675	$ 292,013
Operating Income	32,687	19,449	29,135	20,503
Net Earnings Before Cumulative Effect of Changes in Accounting Principles	24,803	11,010	17,650	10,223
Net Earnings	24,803	11,010	17,650(C)	10,223
Net Earnings Per Share (Basic):				
Net Earnings Before Cumulative Effect of Changes in Accounting Principles	0.63	0.28	0.45	0.26
Net Earnings	0.63	0.28	0.45	0.26
Net Earnings Per Share (Diluted):				
Net Earnings Before Cumulative Effect of Changes in Accounting Principles	0.63	0.28	0.45	0.26
Net Earnings	0.63	0.28	0.45	0.26

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the results of operations for such periods have been included.

(A) Effective January 1, 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations. The effect was reported as a cumulative effect of a change in accounting principle, which increased the Company's net earnings by approximately $37.4 million, net of tax expense of approximately $24.5 million, or $0.93 per diluted common share. In the first quarter of 2003, the Company wrote-off transition costs previously capitalized in anticipation of deregulation, which decreased the Company's net earnings by approximately $9.5 million, net of tax benefit of $7.2 million, or $0.24 per diluted common share.

(B) In the third quarter of 2003, the Company recognized a loss on reacquired debt, which decreased the Company's net earnings by $10.0 million, net of tax benefit of $6.6 million, or $0.25 per diluted common share.

(C) In the third quarter of 2002, the Company was realigned due to changes in the industry, which decreased the Company's net earnings by $5.3 million, net of tax benefit of $3.5 million, or $0.14 per diluted common share.

Independent Auditors' Report on Schedules

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PNM RESOURCES, INC. AND PUBLIC SERVICE COMPANY OF NEW MEXICO

We have audited the consolidated financial statements of PNM Resources, Inc. and subsidiaries and Public Service Company of New Mexico and subsidiaries (collectively, the "Companies") as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our reports thereon dated March 8, 2004 (which reports express unqualified opinions and include explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003 and the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31); such financial statements and reports are included in this Annual Report on Form 10-K of PNM Resources, Inc. and Public Service Company of New Mexico. Our audits also included the consolidated financial statement schedules listed in Item 15. These financial statement schedules are the responsibility of each of the respective Companies' management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 8, 2004

COMPARATIVE OPERATING STATISTICS

	2003	2002	2001	2000	1999
Utility Operations Sales:					
Energy Sales--KWh (in thousands):					
Residential	**2,405,488**	2,298,542	2,197,889	2,171,945	2,027,589
Commercial	**3,379,147**	3,254,576	3,213,208	3,133,996	2,981,656
Industrial	**1,346,940**	1,612,723	1,603,266	1,544,367	1,559,155
Other ultimate customers	**221,137**	240,665	240,934	238,635	235,183
TOTAL KWH SALES	**7,352,712**	7,406,506	7,255,297	7,088,943	6,803,583
Gas Throughput—Decatherms (in thousands):					
Residential	**27,416**	29,627	27,848	28,810	32,121
Commercial	**10,810**	12,009	10,421	9,859	11,106
Industrial	**485**	749	3,920	5,038	2,338
Other	**5,510**	4,807	4,355	6,426	6,538
TOTAL GAS SALES	**44,221**	47,192	46,544	50,133	52,103
Transportation throughput	**50,756**	44,889	51,395	44,871	40,161
TOTAL GAS THROUGHPUT	**94,977**	92,081	97,939	95,004	92,264
Revenues (in thousands):					
Electric Revenues:					
Residential	**$ 203,710**	$ 197,174	$ 187,600	$ 186,133	$ 184,088
Commercial	**252,876**	247,800	242,372	238,243	238,830
Industrial	**67,388**	82,009	82,752	79,671	85,828
Other ultimate customers	**14,069**	14,942	14,795	14,618	13,777
TOTAL REVENUES TO ULTIMATE CUSTOMERS	**538,043**	541,925	527,519	518,665	522,523
Transmission revenues	**19,453**	23,150	26,553	16,855	15,519
Miscellaneous electric revenues	**5,807**	5,014	5,154	3,163	2,826
TOTAL ELECTRIC REVENUES	**$ 563,303**	$ 570,089	$ 559,226	$ 538,683	$ 540,868
Gas Revenues:					
Residential	**$ 226,799**	$ 176,284	$ 221,409	$ 203,208	$ 160,311
Commercial	**72,269**	53,734	65,654	56,283	39,311
Industrial	**2,820**	2,872	27,519	24,206	8,550
Other	**37,473**	26,781	36,495	37,360	26,168
Revenues from gas sales	**339,361**	259,671	351,077	321,057	234,340
Transportation	**18,906**	17,735	20,188	14,163	12,390
TOTAL GAS REVENUES	**$ 358,267**	$ 277,406	$ 371,265	$ 335,220	$ 246,730
TOTAL UTILITY REVENUES	**$ 921,570**	$ 847,495	$ 930,491	$ 873,903	$ 787,598

COMPARATIVE OPERATING STATISTICS

	2003	2002	2001	2000	1999
Utility Customers at Year End:					
Electric:					
Residential	358,099	345,588	340,656	332,332	321,949
Commercial	42,391	41,092	40,065	39,525	38,435
Industrial	296	311	377	371	375
Other ultimate customers	822	796	924	625	625
TOTAL ULTIMATE CUSTOMERS	401,608	387,787	382,022	372,853	361,384
Sales for Resale	72	76	79	81	83
TOTAL CUSTOMERS	401,680	387,863	382,101	372,934	361,467
Gas:					
Residential	421,104	411,642	404,753	398,623	390,428
Commercial	34,645	35,194	32,894	32,626	32,116
Industrial	46	58	50	50	51
Other	2,983	3,664	3,528	3,612	3,688
Transportation	40	27	34	32	32
TOTAL CUSTOMERS	458,818	450,585	441,259	434,943	426,315
Wholesale Operations Sales:					
Energy Sales—MWh:					
Long-term contracts	2,719,432	844,168	1,463,031	330,003	1,185,916
Forward sales	3,237,525	-	-	-	-
Short-term sales	5,531,019	7,269,242	10,596,004	10,213,725	8,585,705
TOTAL SALES TO ULTIMATE CUSTOMERS	11,487,976	8,113,410	12,059,035	10,543,728	9,771,621
Revenues (in thousands):					
Long-term contracts	$ 147,447	$ 58,546	$ 77,250	$ 87,731	$ 66,353
Forward sales	151,543	3,575	(2,572)	(14,768)	(2,300)
Short-term sales	234,843	207,674	1,247,471	577,811	260,856
TOTAL WHOLESALE REVENUES	$ 533,833	$ 269,795	$ 1,322,149	$ 650,774	$ 324,909
Customers at Year End:					
Wholesale	72	76	79	81	83
Generation Statistics:					
Reliable Net Capability—KW	1,742,000	1,734,000	1,521,000	1,521,000	1,521,000
Coincidental Peak Demand—KW	1,661,000	1,456,000	1,397,000	1,368,000	1,291,000
Average Fuel Cost per Million BTU	$ 1.4120	$ 1.3910	$ 1.6007	$ 1.3827	$ 1.3169
BTU per KWh of Net Generation	10,854	10,568	10,549	10,547	10,490

SHAREHOLDER INFORMATION

2004 ANNUAL MEETING

The 2004 Annual Meeting of Stockholders will be held at 9:00 am on May 18, 2004 at The South Broadway Cultural Center, 1025 Broadway SE, Albuquerque, NM. Proxies will be requested from stockholders when the notice of meeting and proxy statement are mailed on or about April 7.

TRANSFER AGENT AND REGISTRAR

Corporate Headquarters:
Mellon Investor Services
PO Box 3338
South Hackensack 07606-1938
Phone: 1-877-663-7775
Website: melloninvestor.com

Overnight, Registered or Certified Mail:
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

PNM Resources offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders. In addition to full or partial reinvestment of dividends, the PNM Direct Plan gives shareholders the opportunity to make direct cash investments. More information about the Plan and enrollment forms are available by calling Mellon Investor Services at 1-877-663-7775 or by visiting Mellon's website at melloninvestor.com.

Mellon has done an excellent job as our agent in processing requests for transfer of share ownership, address changes and other routine transactions. But if you prefer to deal with someone in PNM Shareholder Services, please feel free to call us anytime during business hours. You can reach a PNM representative either by calling the Mellon Investors toll-free line (1-877-663-7775) and pressing "#" to connect to PNM or by calling us directly at 1-800-545-4425.

SECURITIES INFORMATION

Exchange Listing and Stock Symbol

PNM Resources' common stock is listed on the New York Stock Exchange under the symbol PNM. The newspaper listing is PNM Res. As of March 15, 2004, there were 14,717 common shareholders of record.

COMMON STOCK PRICES* AND DIVIDENDS PAID: (IN DOLLARS)

	2003			2002		
QTR.	DIVIDEND	HIGH	LOW	DIVIDEND	HIGH	LOW
1	$0.22	$23.990	$18.950	$0.20	$30.760	$25.330
2	$0.23	$27.850	$21.850	$0.22	$30.550	$23.300
3	$0.23	$28.970	$25.370	$0.22	$24.330	$17.250
4	$0.23	$29.470	$26.290	$0.22	$24.670	$17.470

*As reported by New York Stock Exchange Composite Price History

For further information regarding dividends, please see discussion on pages 36 and 37.

REPORTS AND PUBLICATIONS

Copies of the Company's Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases, an 11-year Financial and Statistical Report and other corporate literature are available free upon request by calling 505-241-2868, by accessing the information on the Internet at pnm.com or by writing the Vice President, Investor Relations.

For up-to-date stock quotes, quarterly earnings results and other important information, visit the PNM website at pnm.com.

CONTACT INFORMATION

Corporate Headquarters:
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158
Phone: 505-241-2700
Website: pnm.com

Investor Relations:
Barbara L. Barsky
Vice President, Investor Relations
Phone: 505-241-2662
Fax: 505-241-2367
E-Mail: bbarsky@pnm.com

PNM

Resources

Alvarado Square • Albuquerque, New Mexico 87158 • pnm.com